    As filed with the Securities and Exchange Commission on January 8, 2002



                                                     Registration No. 333-72576

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------


                                Amendment No. 1


                                      to

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               -----------------
                           Athena Diagnostics, Inc.
            (Exact name of Registrant as specified in its charter)

           Delaware                     8071                 31-1805826
   (State of Incorporation) (Primary Standard Industrial  (I.R.S. Employer
                            Classification Code Number)  Identification No.)

                               -----------------
  Four Biotech Park 377 Plantation Street Worcester, MA 01605 (508) 756-2886 (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               -----------------

   Robert E. Flaherty Chief Executive Officer Athena Diagnostics, Inc. Four
     Biotech Park 377 Plantation Street Worcester, MA 01605 (508) 756-2886 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               -----------------

 Copies of all communications, including all communications sent to the agent for service, should be sent to:

             William M. Hartnett, Esq.  Frederick W. Kanner, Esq.
             Christopher T. Cox, Esq.     Dewey Ballantine LLP
              Cahill Gordon & Reindel  1301 Avenue of the Americas
                  80 Pine Street           New York, NY 10019
                New York, NY 10005           (212) 259-8000
                  (212) 701-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

                               -----------------


If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]



If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]



If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]



If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]



If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box. [_]




                               -----------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


PRELIMINARY PROSPECTUS Subject to completion             January 8, 2002

--------------------------------------------------------------------------------

Shares

[LOGO] Athena Diagnostics /R/

Common Stock

--------------------------------------------------------------------------------

This is the initial public offering of shares of our common stock. No public market currently exists for our common stock.


We currently anticipate that the public offering price will be between $   and
$   per share. We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "ATHN."



Of the   shares of our common stock offered by this prospectus, Elan
Pharmaceuticals, Inc., an indirect wholly-owned subsidiary of Elan Corporation, plc, is selling shares and the other selling stockholders are selling a total
of   shares. We will not receive any proceeds from the sale of the shares.
After this offering, Elan Pharmaceuticals will own approximately % of our common stock ( % if the underwriters exercise their over-allotment option in full).


Before buying any shares you should read the discussion of material risks of investing in our common stock in "Risk factors," beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


                                                       Per share Total
-----------------------------------------------------------------------
Public offering price                                      $       $
-----------------------------------------------------------------------
Underwriting discounts and commissions                     $       $
-----------------------------------------------------------------------
Proceeds, before expenses, to the selling stockholders     $       $
-----------------------------------------------------------------------



The underwriters may also purchase up to an additional    shares of common
stock from Elan Pharmaceuticals at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any. If the underwriters exercise this option in full, the
total discounts and commissions will be $   and total proceeds to the selling
stockholders will be $   .



The underwriters are offering the common stock as set forth under the heading
"Underwriting." Delivery of the shares will be made on or about    , 2002.



UBS Warburg


                                                             CIBC World Markets

--------------------------------------------------------------------------------





You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.



Through and including        2002 (the 25th day after the date of this
prospectus), all dealers that buy, sell or trade in these securities, whether or not participating in this offering, may be required to deliver a prospectus. Dealers are also obligated to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


TABLE OF CONTENTS
--------------------------------------------------------------------------------



Prospectus summary.....................  1

The offering...........................  5

Summary financial data.................  6

Risk factors...........................  8

Forward-looking statements............. 19

Use of proceeds........................ 20

Dividend policy........................ 20

Capitalization......................... 21

Selected financial data................ 22

Management's discussion and analysis of
  financial condition and results of
  operations........................... 24



                  Business...............................  31

                  Management.............................  47

                  Related party transactions.............  53

                  Principal and selling stockholders.....

                  Description of capital stock...........  56

                  Shares eligible for future sale........  64

                  Underwriting...........................  66

                  Legal matters..........................  69

                  Experts................................  69

                  Where you can find more information....  69

                  Index to financial statements of Athena
                    Diagnostics, Inc..................... F-1






--------------------------------------------------------------------------------

Prospectus summary


This section summarizes key aspects of this offering that are described in greater detail elsewhere in this prospectus and may not contain all of the information that is important to you. This prospectus includes information about the shares being offered as well as information regarding our business and detailed financial data. We encourage you to read this prospectus in its entirety. As used in this prospectus, unless otherwise specified or the context requires otherwise, the terms "Athena," "we," "our" and "us" refer to Athena Diagnostics, Inc., the term "Elan Pharmaceuticals" refers to Elan Pharmaceuticals, Inc. and "Elan" refers to Elan Corporation, plc.


OUR COMPANY


We are a leading commercial diagnostic laboratory focused on performing esoteric tests, which we refer to as assays, primarily in the field of neurology. We identify, license and commercially develop new esoteric assays that we market directly to neurologists. Esoteric assays are tests that are not routine and that require more sophisticated equipment and personnel to perform than routine tests. We believe we offer one of the most comprehensive testing menus in the field of neurology, comprised of more than 70 individual esoteric assays that are offered individually and in various combinations. Because many of our assays are proprietary and are characterized by complexity, accuracy and enhanced diagnostic value to physicians, most of them fall into the high end of the price range for esoteric assays. Over the last five years, we have introduced five to seven new assays per year. We are paid for our services primarily by hospital and other commercial laboratories including some of our competitors. Additionally, we are paid for some of our services by third party payors, including Medicare, and by individual patients for services not covered by insurance or that are deemed experimental by Medicare.



Our business includes the following:



 . Neurogenetic Diagnostics. These assays assist in detecting mutations in the genetic code that are responsible for causing specific disorders, such as Huntington's disease, spinocerebellar ataxia and certain forms of mental retardation. These assays can clarify a diagnosis with molecular precision and can provide valuable information about prognosis, as well as the inheritance patterns for family members.



 . Peripheral Neuropathy and Paraneoplastic Diagnostics. Peripheral neuropathy refers to nerve disorders affecting the arms and legs. Peripheral neuropathy assays assist in detecting the presence of autoantibodies that, by attacking a person's nerves, may cause weakness, numbness and impairment of reflexes in the upper and lower extremities. Paraneoplastic assays assist in detecting the presence of autoantibodies that can be created by the immune system in response to a systemic cancer. These autoantibodies attack the nervous system, causing a variety of neurologic symptoms, such as cerebellar degeneration, encephalitis and autonomic dysfunction. Paraneoplastic autoantibodies are often the first sign of these cancers, and the detection of an autoantibody can direct the search for a specific type of cancer, such as small-cell lung cancer.


 . Alzheimer's Disease Diagnostics. These assays are used to diagnose
  Alzheimer's disease, a progressive neurodegenerative disease characterized by memory loss, language deterioration and impaired visuospatial skills, estimated to affect approximately four million people in the United States.

 . Neutralizing Antibody Detection. These assays assist in detecting the presence of antibodies to one of the most common therapies for relapsing-remitting multiple sclerosis. It is believed that the presence of these antibodies may reduce the effectiveness of this therapy, and therefore that their presence may indicate a need to consider therapeutic alternatives.


In May 2001, we entered the nephrology sector of the esoteric assay market with the introduction of an assay for Autosomal Dominant Polycystic Kidney Disease (ADPKD), a systemic disorder characterized by kidney cysts and enlarged kidneys. ADPKD is one of the most common genetic disorders in humans. We do not currently have the same depth of marketing infrastructure for nephrology testing that we enjoy for neurology.


We believe that our business has benefited from the following factors.


 . Marketing directly to neurologists. Unlike most commercial laboratories, which generally do not market directly to the physicians who use their services, we generate demand for our services by focusing our marketing efforts directly on neurologists. Through the efforts of our 43 sales representatives, we have regular contact with approximately 5,000 of the country's approximately 9,000 clinical neurologists.


 . Expertise in identifying commercially viable assay development opportunities from academic research. We continuously monitor research in the field of neurology by maintaining frequent contact with academic researchers and regularly attending neurology research conventions.


 . Proficiency in obtaining exclusive commercial development licenses. Unlike most laboratories, we typically obtain exclusive or semi-exclusive commercial development licenses for diagnostic assays. Many of these licenses are for assays that are the subject of issued patents, have patent applications pending or utilize proprietary know-how. The market for performing proprietary assays generally is substantially more profitable than the market for performing non-proprietary assays because the existence of the proprietary rights reduces the potential for introduction of competing assays. However, we cannot assure you that any licenses we hold or obtain in the future will be sufficient to prevent third parties from competing with us.


 . Commitment to developing technological capabilities necessary to commercialize new neurological assays. We have demonstrated the commitment and ability to adopt complex, new technology platforms necessary to conduct promising new neurological assays.

INDUSTRY OVERVIEW


A securities research analyst estimates that approximately 23 million individuals in the United States, or approximately eight percent of the total population, suffer from some form of neurological disease or disorder. There are approximately 9,000 clinical neurologists in the United States. According to a survey by the American Academy of Neurology, full-time neurologists have an average of over 16 new patient events per week, which includes first time patients and patients seeking treatment or diagnosis for a particular condition for the first time. We believe that the market for neurological testing services is likely to grow substantially as a result of governmental funding increases for neurological research. The National Institute of Neurological Disorders and Stroke has requested funding of $1.3 billion from the National Institutes of Health for the year 2002. This would represent an increase of 12% from 2001. We believe this increase, if approved, is likely to result in an increased number of new neurological predictors, indicators and causes of conditions being discovered.

We believe that the neurology sector of the esoteric assay market has been historically underserved. Additionally, we believe demand for neurological testing will continue to increase due to the following trends:

 . increased physician and, in certain cases, patient awareness of the value and availability of specialized assays in the early detection of neurological conditions and diseases;

 . rapid advances in the fields of chemistry, pharmacology, molecular biology and genomics facilitating the development of more specialized and sophisticated assays;

 . continued government funding resulting in increased discoveries by academic researchers;

 . growing incidence of many chronic diseases, and acute and chronic infections, accelerating efforts to develop new assays for early detection;

 . new and improved treatments for conditions that previously were largely untreatable, leading to increased patient motivation to determine whether they suffer from, or are at risk for, conditions that can be diagnosed through esoteric assays, coupled with new internet resources becoming available to assist patients in managing their health; and

 . increased life expectancy and the general aging of the population.

OUR STRATEGY




Continue to identify and commercialize new assays



We will continue to aggressively monitor academic research in the field of neurology in order to expand the market for neurological testing services by commercially introducing new assays. Over the last five years, we have added five to seven new assays each year and we have generally been able to bring new assays to market within six months from the time we decide to pursue commercialization. We believe that our reputation in the field of neurology, along with our strong relationships with various individuals and institutions within the academic research community, will assist us in identifying and commercializing new assays.



Capitalize on our relationships with neurologists


By working with neurologists to assist them in understanding the characteristics and uses of our innovative testing services, we believe we can increase the demand for, and neurologists' reliance on, our testing services.


Cultivate relationships with other laboratories



Other commercial laboratories that act as primary laboratories for sample collection as well as outsourcing channels for hospitals often have discretion as to which laboratory will perform certain testing services for them. We will continue working to demonstrate to these primary laboratories the advantages of using our assays.



Apply our business model for neurological assays to other sectors of the esoteric assay market



We intend to enter into other sectors of the esoteric assay market where we believe we can do so in a low risk and low cost manner by following the same approach we have used in the neurology sector. We introduced our first esoteric assay for the nephrology sector in May 2001.



Monitor the market for acquisition opportunities


We may selectively seek opportunities to acquire other laboratories with expertise in particular sectors of the esoteric assay market.

NEW ASSAY DEVELOPMENT

We develop assays primarily under exclusive or semi-exclusive commercial licensing agreements generally with academic institutions. We believe that leveraging the research of these institutions offers us more assay development opportunities for a broader variety of neurological conditions and at a lower cost than we could achieve through an internal research function. We typically develop new assays through the following steps:


Identification of commercial assay development opportunities. From the newly discovered novel diagnostic markers, which refer to newly discovered genes or proteins that, due to their association with various diseases, can serve as indicators or predictors of diseases, and genetic mutations associated with neurological disorders that we identify from academic research, we selectively pursue commercial assay development based on, among other factors:


 . the prevalence of the condition to which the discovery relates;

 . the demand for diagnosis of the condition and our belief about the likely future demand for such diagnosis;

 . the reported accuracy of the experimental assay used to detect the new discovery;

 . the likelihood that the academic institution will be able to obtain adequate patent protection for the discovery;

 . the adequacy of currently existing assays, if any, used to diagnose the condition; and

 . the cost and difficulty of obtaining the specialized equipment and expertise to conduct an assay for the discovery on a commercial basis.


Licensing new discoveries. If the discovery is not yet covered by a patent, we often pay or share the costs with the academic institutions to attempt to obtain the necessary patents. We also typically pay licensing fees and royalties to the academic research institutions in exchange for the licenses.


Establishing a commercial assay in our laboratory. Typically, we attempt to replicate the discoverer's results in our own laboratory using our own assay, which in some cases may be a significant departure from the assay used by the innovator.

Commencement of commercial offering of the assay. Once we are able to consistently replicate the discoverer's results in our laboratory, we obtain equipment, supplies and reagents required for performance of the assay, train our laboratory technicians, and educate our sales force, who in turn inform neurologists about the diagnostic benefits of the new assay.




ELAN



Elan Pharmaceuticals, a Delaware corporation, is an indirect wholly-owned subsidiary of Elan. Elan is a leading worldwide fully integrated pharmaceutical company headquartered in Dublin, Ireland. Elan conducts its worldwide business, including operations relating to research and development, manufacturing and marketing, principally through wholly owned subsidiaries incorporated in Ireland, the United States and the United Kingdom. Prior to this offering, Elan Pharmaceuticals owned approximately 80% of our outstanding common stock.


                               -----------------

We were incorporated in Massachusetts in 1986. We reincorporated in Delaware in October 2001. Our headquarters are at Four Biotech Park, 377 Plantation Street, Worcester, Massachusetts 01605. Our phone number is (508) 756-2886. Our company web site is located at www.athenadiagnostics.com. Information contained on our web site does not constitute part of this prospectus.

The offering


Common stock offered by the selling


stockholders..........................   shares


Common stock to be outstanding after
  the offering........................   shares


Use of proceeds.......................   We will not receive any of the
                                         proceeds from this offering of our
                                         common stock.



Proposed Nasdaq National Market symbol.  ATHN



Common stock outstanding after this offering is based on the number of shares outstanding as of , 2002.


                               -----------------


Unless otherwise indicated, all information in this prospectus assumes:



 . that the underwriters do not exercise their over-allotment option;



 . no issuance of the    shares issuable upon exercise of employee stock options
  to be granted prior to the completion of the offering at an exercise price equal to the initial public offering price;



 . an initial public offering price of $   per share, the midpoint of our
  initial public offering price range; and



 . all share and per share data are based on 14,721,000 shares outstanding, reflecting the 147,210 for 1 split of our common stock on December 13, 2001.

Summary financial data




The following summary financial data should be read together with "Use of proceeds," "Selected financial data," "Management's discussion and analysis of financial condition and results of operations" and the financial statements and notes thereto contained elsewhere in this prospectus. The statements of operations data set forth below for the years ended December 31, 1998, 1999 and 2000 are derived from our audited financial statements which are included elsewhere in this prospectus. The statements of operations data set forth below for the nine months ended September 30, 2000 and September 30, 2001 and the balance sheet data at September 30, 2001 are derived from unaudited financial statements included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited financial statements and have included all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods.



                                                                                            Nine Months Ended
                                                                  Year Ended December 31,     September 30,
                                                                 -------------------------  ----------------
Statements of Operations Data:                                      1998     1999     2000     2000     2001
--------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)
Net revenue..................................................... $17,862  $24,313  $30,711  $22,136  $26,199
Costs and expenses:
  Cost of services..............................................   5,269    6,609    8,201    5,772    6,823
  Selling, general and administrative...........................   8,384   10,309   12,090    9,108    9,374
  Depreciation and amortization.................................   1,785    1,935    2,020    1,478    1,613
                                                                 -------  -------  -------  -------  -------
Total costs and expenses........................................  15,438   18,853   22,311   16,358   17,810
                                                                 -------  -------  -------  -------  -------
Operating income................................................   2,424    5,460    8,400    5,778    8,389
Interest expense (income), net..................................      11       (5)     (31)     (16)     (29)
Income before income taxes......................................   2,413    5,465    8,431    5,794    8,418
Provision for income taxes......................................   1,088    2,272    3,430    2,357    3,368
                                                                 -------  -------  -------  -------  -------
Net income...................................................... $ 1,325  $ 3,193  $ 5,001  $ 3,437  $ 5,050
                                                                 =======  =======  =======  =======  =======
Earnings per share--basic and diluted........................... $  0.09  $  0.22  $  0.34  $  0.23  $  0.34
                                                                 =======  =======  =======  =======  =======
Weighted average shares used in calculating earnings per share--
 basic and diluted..............................................  14,721   14,721   14,721   14,721   14,721

Other Data:
EBITDA/(1)/..................................................... $ 4,209  $ 7,395  $10,420  $ 7,256  $10,002
EBITDA margin/(2)/..............................................    23.6%    30.4%    33.9%    32.8%    38.2%
Net cash flows from:
  Operating activities.......................................... $ 4,590  $ 6,845  $ 9,964  $ 6,540  $ 8,198
  Investing activities..........................................    (772)    (663)  (1,323)    (779)    (828)
  Financing activities..........................................  (4,124)  (6,602)  (8,028)  (5,118)  (6,000)

                                                  As of
                                              September 30,
                    Balance Sheet Data:           2001
                    ----------------------------------------
                    Cash and cash equivalents    $ 3,098
                    Working capital..........      8,652
                    Total assets.............     31,019
                    Stockholders' equity.....     15,544

--------

(1) Represents net income before depreciation and amortization, interest expense (income) and provision for income taxes. EBITDA is not intended to be a performance measure that should be regarded as an alternative either to operating income or net income as an indicator of operating performance or to the statement of cash flows as a measure of liquidity nor is it intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses by our management. EBITDA should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States. EBITDA is included in this prospectus because our management believes that EBITDA is a meaningful measure of performance commonly used in our industry and by the investment community to analyze and compare commercial laboratory companies. Because EBITDA is not a measure determined in accordance with accounting principles generally accepted in the United States and is thus susceptible to varying interpretations and calculations, EBITDA, as presented, may not be comparable to other similarly titled measures of other companies.


(2) Represents EBITDA as a percentage of net revenue.

--------------------------------------------------------------------------------

Risk factors

An investment in our common stock involves significant risks. You should carefully consider the following risks, together with all of the other information included in this prospectus, before you decide to buy our common stock. The risks and uncertainties described below are not the only ones facing us. If any of the following risks actually occur, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

The esoteric assay industry is highly competitive. Some of our main competitors are also our customers. If they reduce or discontinue purchases of our testing services, our revenues may decline.

The esoteric assay industry is highly competitive. The industry is dominated by several large commercial laboratories but also includes some smaller commercial laboratories and laboratory operations affiliated with large hospitals and academic institutions.


Large commercial laboratories have substantially greater financial resources and may have larger assay development programs and a greater sales and marketing effort than we do, which could place us at a competitive disadvantage. Some of these large commercial laboratories, in addition to being our main competitors for certain testing services, are also significant customers. This is as a result of their role as primary laboratories for sample collection as well as outsourcing channels for hospitals. For example, Quest Diagnostics, Inc., or Quest, is our main competitor for certain testing services and is also our largest customer. Quest and other laboratories often have substantial discretion as to whether or not to refer certain assays to us.



We do not have proprietary rights for some of the assays that we perform. Additionally, some of our proprietary assays are only protected by trade secrets or by patents protecting the methodology or technology involved in conducting them. Additionally, regardless of the strength of our proprietary rights, as a result of the primary laboratories' discretion with respect to referring assays, we cannot assure you that our proprietary rights in respect of these assays will be sufficient to ensure that they will continue to be referred to us. The primary laboratories may choose not to refer certain assays to us because they wish to develop and market assays that compete with ours.



Additionally, many commercial laboratories have contracts with other laboratories in which the two laboratories agree to outsource some or all of their demand for assays to each other. We have not entered into any such arrangements. If many of our laboratory customers enter into agreements such as these, there may be a reduced demand for certain of our assays and our revenues may decline.


If Medicare or other healthcare laws are changed, our revenues may decline.


Hospitals are reimbursed directly by Medicare for many of the services that we perform for them. Under current Medicare law, only hospitals themselves, and not outside laboratories that perform outsourced assays for the hospitals, are subject to direct reimbursement by Medicare for testing performed on their inpatients and outpatients. As a result, hospitals are also subject to rate limitations imposed by Medicare. If Medicare law is changed to provide for direct reimbursement of outside laboratories for hospital inpatients and outpatients, it would result in our receiving only the Medicare reimbursement rate for


--------------------------------------------------------------------------------

Risk factors
--------------------------------------------------------------------------------


these assays. If this were to occur, we may also be forced to change the way in which we bill our hospital customers. If we are compelled to adopt the more complex Medicare billing system, we may face higher administration costs, which would reduce our profitability. Delays in collection of accounts receivable from Medicare could also adversely affect our cash flows.


Where we do bill Medicare directly, we are required to accept Medicare's reimbursement as payment in full for our services. Medicare may retroactively audit and review its payments to us and may determine that certain payments for services must be returned. Significant disapprovals of payment for our services by Medicare could have a material adverse effect on our financial condition and results of operations.


There have been and will most likely continue to be significant efforts by both federal and state agencies to reduce costs in government healthcare programs and otherwise implement government control of healthcare costs. Any future changes in Medicare reimbursement that may come about as a result of enactment of healthcare reform or of deficit-reduction legislation will likely continue the downward pressure on reimbursement rates. In addition, emphasis on managed care in the United States may continue to pressure the pricing of healthcare services. Third party payors, including Medicare, are challenging the prices charged for medical products and services. In addition, government and other third-party payors increasingly are limiting both coverage and the level of reimbursement for our services. If government and other third-party payors do not provide adequate coverage and reimbursement for our services, it may adversely affect our business.


Adverse perception and increased regulatory scrutiny of genetic testing and genetic research might limit our ability to conduct our business.


Ethical, social and legal concerns about genetic testing and genetic research could result in additional regulations restricting or prohibiting the technologies we or our collaborators may use. A significant portion of our net revenue is derived from assays used in diagnosing whether a patient's illness is caused by a genetic mutation and a smaller portion of our net revenue is derived from assays used in diagnosing whether a healthy individual has a genetic mutation that might lead to a disease. Additionally, our primary focus in obtaining new licenses is on genetic discoveries. Recently, genetic research and testing have come under increased scrutiny, which may delay the discovery of new genetic disease markers and restrict physician requesting and laboratory processing of genetic tests. Federal and state agencies, congressional committees and foreign governments have expressed interest in further regulating the use of genetic testing and the privacy of information generated by these tests. More restrictive regulations could prevent us from promoting our services. For instance, Massachusetts recently passed a law stating that, unless the test is for certain specified purposes such as diagnosing an existing disease, illness, impairment or disorder, testing for a person's genetic conditions is prohibited unless the physician represents that the person's informed consent has been obtained. Other states have also enacted laws that require patients to give informed consent before undergoing certain genetic tests.



Because laws relating to genetic research and testing are relatively new and have not generally been construed by administrative or judicial bodies, their effect on commercial diagnostic laboratories, such as ours, is not clear. However, by imposing additional administrative burdens on patients and doctors who wish to order certain of our assays, the demand for those assays may be reduced. In addition, compliance with these laws will also impose additional costs, which could be material, and administrative burdens on us and we could be subject to material penalties if we were found to be in violation of these laws. For example, although we have implemented procedures and policies in response to the Massachusetts statute described above, there can be no assurance that those measures will ultimately be deemed to be in full compliance with the statute.


--------------------------------------------------------------------------------

Risk factors
--------------------------------------------------------------------------------



We may be found to be in violation of a Massachusetts statute governing genetic testing.



On February 9, 2001, the Brotherhood of Maintenance of Way Employees, a railroad workers union, and one member of that union filed suit against the Burlington Northern Santa Fe Railroad Co. and us in the Northern District of Iowa. Plaintiffs alleged principally that Burlington Northern had required employees with pending claims for worker's compensation due to carpal tunnel syndrome to provide blood samples, and that it then had sent those samples to us to perform genetic tests on those samples without the consent of those employees. Plaintiffs alleged that Burlington Northern's actions violated the Railway Labor Act and numerous state statutes.



Plaintiffs also alleged that our actions in allegedly performing genetic tests and disclosing the results to Burlington Northern violated both Iowa law and G.L. c. 111, (S) 70G, a Massachusetts statute that governs genetic testing. The Massachusetts statute generally provides that a laboratory may conduct and disclose the results of a genetic test "only when the request is accompanied by a signed statement of the medical practitioner ordering the test warranting that the appropriate prior written consent has been obtained from the patient." The statute excludes from the definition of genetic test "any test for the purpose of diagnosing or detecting an existing disease, illness, impairment or disorder."



We did not make an appearance in connection with the litigation. Burlington Northern settled with plaintiffs and the case against us was dismissed without prejudice on May 21, 2001.



On July 24, 2001, we received a letter from the Office of the Attorney General of the Commonwealth of Massachusetts in which it indicated concerns that any tests performed by us on samples from Burlington Northern employees may have violated the terms of the Massachusetts statute. We had initial substantive conversations with the Attorney General's Office in August 2001, but have had no substantive conversations since. No litigation has yet been threatened or filed by the Attorney General's Office.



In the event that we are found to have violated the Massachusetts statute, remedies could include compensatory and punitive damages, civil fines and injunctive relief, which could have a material adverse effect on our business. Because we are not aware of any interpretation of the Massachusetts statute or meaningful legislation history relating thereto, we cannot assure you that the procedures and policies we are following in an effort to comply with the statute will be deemed satisfactory or sufficient.



Because laws such as the aforementioned Massachusetts statute relating to genetic research and testing are relatively new and have not generally been construed by administrative or judicial bodies, their effect on commercial diagnostic laboratories, such as ours, is not clear. However, by imposing additional administrative burdens on patients and doctors who wish to order certain of our assays, the demand for those assays may be reduced. In addition, compliance with these laws will also impose additional costs, which could be material, and administrative burdens on us and we could be subject to material penalties if found to be in violation of these laws. For example, although we have implemented procedures and policies in response to the Massachusetts statute described above, we cannot assure you that these measures will ultimately be deemed to be in full compliance with the statute.


A substantial portion of our revenue is dependent upon a few key customers, and the loss of any of these customers could adversely impact our business.


For the nine months ended September 30, 2001, our top three customers accounted for 31.5% of our net revenue. We do not have agreements with any of these customers that require them to provide us with a minimum number of assay referrals. For the nine months ended September 30, 2001, 18.2% of our net revenue was derived from services performed for Quest.


--------------------------------------------------------------------------------

Risk factors
--------------------------------------------------------------------------------



All of our assays are performed at a single laboratory. In the event this facility were to be destroyed or otherwise shut down, we may permanently lose customers.



In the event of an extended shutdown of our laboratory, we would be unable to perform our assays in a timely manner or at all and therefore would be unable to operate our business in a commercially competitive manner. The building in which we lease our laboratory and office space is covered by loss insurance by its owner. We believe that our laboratory and office equipment are covered by adequate loss insurance. Despite carrying business interruption insurance which is arranged for by Elan under a services agreement, there is no assurance that we could recover quickly from a serious fire or other natural or man-made disaster or that we would not permanently lose customers as a result of any such business interruption.


Other assays may infringe on our intellectual property rights in ways that may require us to engage in litigation.

Many of our assays are protected by patents held by academic institutions for which we have obtained license rights. We rely on the patents underlying our licenses to limit the ability of others to compete with us. Patents, however, afford only limited protection and may not adequately protect our rights to the extent necessary to sustain any competitive advantage. Other companies and institutions engaged in assay development, including our competitors, have in the past, and may continue to, utilize assays that we believe infringe on the patents underlying our licenses. As a result, we may be forced to choose between losing market share to these companies and entering into expensive and time-consuming litigation in an attempt to prevent any such infringement. Such litigation would divert our management's attention and resources. In the past we have taken actions to defend our proprietary rights through litigation, cease and desist letters and negotiation. We have currently issued a number of cease and desist letters to other parties that we believe may be infringing one or more of our licensed patents. Some of the parties who have received these letters may seek a declaratory judgment to have our licensed patents declared invalid. If such patents are declared invalid, we would lose the ability to exclude others from utilizing the technology covered by these patents, which would have an adverse effect upon our business.

There can be no assurance that any such litigation, cease and desist letters or negotiations will result in a favorable outcome to us. Additionally, at times, other commercial laboratories that are also our customers have used assays that we believe infringe the patents underlying our licenses. When this occurs, commencing litigation, or otherwise accusing our customers of infringement, may cause them to reduce the number of non-proprietary assays that they refer to us.

Proposed legislation may prevent the issuance of patents on diagnostic genetic testing, which could prevent us from obtaining additional proprietary rights for certain genetic assays.

Because of recently proposed legislation, there may be a change in the law that would no longer permit patents to be obtained on diagnostic genetic testing. This could have a significant impact on our business by preventing us from obtaining new licensed patents on current applications or projects. However, because this proposed legislation has not yet been fully considered by the U.S. Congress, it is not possible to predict with certainty whether or in what form such proposal will be enacted into law. Similar action is currently contemplated in Canada.


Our intellectual property rights may not be adequate and, if we infringe others' rights, we could incur substantial liability for damages or be required to cease performing some of our assays.


We rely on licenses to use various proprietary technologies that are material to our business. We do not own the patents that underlie these licenses. Our rights to use these technologies and employ the inventions claimed in the licensed patents are subject to our fulfilling our obligations under those licenses.

--------------------------------------------------------------------------------

Risk factors
--------------------------------------------------------------------------------



We rely on technologies that are not exclusively available to us and therefore may be developed independently or replicated by our competitors. Furthermore, we rely on proprietary trade secrets that cannot be patented by us. We have taken steps to protect our trade secrets and know-how, principally through the use of confidentiality agreements with our employees. We cannot assure you that these agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets will not otherwise become known or be independently developed or discovered by competitors. If our trade secrets become known or are independently developed or discovered by competitors, it could have a material adverse effect on our ability to compete.


Moreover, the patents underlying our licenses may be challenged, invalidated or designed around by others. In most cases, we assist but do not control the prosecution or filing of the patent applications to which we hold licenses. We also rely upon our licensors, in many cases, to prevent infringement of those patents. Some of the licenses under which we have patent rights provide us with exclusive rights in specified fields, but we cannot assure you that the scope of our patent rights under these and other licenses will not be subject to dispute by our licensors or third parties.




Additionally, third parties, including our competitors, have numerous patents and pending patent applications relating to assays for which we do not hold licenses. Third parties may claim that our services infringe their patents or other intellectual property rights. The validity and breadth of the patents underlying assays involve complex legal and factual questions, the outcome of which cannot be predicted. In addition, because patent applications can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our assays infringe. We may incur substantial costs in defending any suits claiming infringement by us of the patent rights of others.


If we are found to infringe the patent rights of others, we could be required to pay damages, stop the infringing activity or obtain a license. Any required license may not be available to us on acceptable terms, or at all. If we fail to obtain a required license or are unable to design around a patent, we may be prevented from performing some of our assays, which could adversely affect our business.


The U.S. Patent and Trademark Office may declare an interference proceeding with respect to a licensed patent or patent application to determine who is the first inventor and thus entitled to receive a patent. The U.S. Patent and Trademark Office can undertake such a proceeding at any time that it has reason to believe there is a question as to the priority of inventorship as it relates to a patent or patent application. Interference proceedings may involve pending patent applications or even a dispute between a patent application and an issued patent. These proceedings could result in a substantial cost to us even if the eventual outcome is favorable to us.




Clinicians or patients using our services may sue us and our insurance may not sufficiently cover all claims brought against us, which will increase our expenses. We may not be able to maintain our current insurance coverage.

The development, marketing, sale and performance of healthcare services expose us to the risk of litigation, including medical malpractice. Damages assessed in connection with, and the costs of defending, any legal action could be substantial. We may be faced with litigation claims that exceed our insurance coverage or are not covered under our insurance policies. In addition, litigation could adversely affect our business if it impacts our existing and potential customer relationships, creates adverse publicity, diverts management resources from the operation of the business or impairs our ability to perform assays or otherwise conduct our business. Although we will enter into an agreement with Elan that will require Elan or its subsidiaries to maintain its existing or similar, or arrange for the provision

--------------------------------------------------------------------------------

Risk factors
--------------------------------------------------------------------------------


of, insurance coverage for us for a period of time, Elan will be able to terminate this agreement upon 60 days' written notice to us after a certain amount of time. If Elan ceases providing such coverage to us, there can be no assurance that we would be able to obtain coverage through alternate sources on terms that are acceptable to us.


Advances in laboratory technology may increase the number of competitors capable of performing assays similar to ours without infringing the patents protecting our assays, which may decrease the demand for our assays.

The clinical laboratory industry is experiencing rapid advances in technology that may enable others, without infringing the patents protecting our assays, to develop the capabilities to perform or to realize increased cost efficiency in performing assays with properties similar to those for which we currently enjoy one or more competitive advantages. For instance, the recent completion of the sequencing of the human genome may result in assays being developed that provide new information about the condition of the patient being tested or the cause of the patient's disease, making certain of our existing assays less valuable to physicians in relative terms. In addition to loss of customers referred by physicians and other medical providers, such changes could result in other laboratories that currently outsource certain assays to us beginning to perform the newly developed assays internally. If these or other advances in technology result in a decreased demand for our assays, our revenues would decline.

Any expansion by us into other sectors of the esoteric assay market may be unsuccessful.


To date, we have focused substantially all of our efforts and resources on commercially developing and performing assays in the neurology sector of the esoteric assay market. We recently have introduced an assay in the nephrology sector of that market and we may enter other sectors in the future. We do not have prior experience offering testing services in those areas. As a result we do not currently have the infrastructure, brand recognition or relationships with physicians that we enjoy in the neurology sector. We may be unable to develop the infrastructure, brand recognition and relationships necessary for any assays we offer in other sectors of the esoteric assay market to be successful. Furthermore, any attempt by us to introduce new assays in other sectors may require investment of substantial funds by us and would likely divert significant management attention away from our core neurology competence.


We are dependent on key management and qualified personnel.


We are dependent upon the efforts of our executive officers, key employees and scientific and laboratory professionals. We do not currently have employment contracts with any of our officers, employees or professionals other than our President and Chief Executive Officer, Robert E. Flaherty. We do not have "key man" insurance for any of our officers, employees or professionals. The loss of the services of one or more members of our senior management or a significant number of our scientific and laboratory professionals could impede the achievement of our development objectives. In addition, our growth strategy may require personnel with additional skill and expertise or development of additional skills by our existing personnel. We believe that we have been successful to date in attracting and retaining qualified employees.


We are dependent upon academic researchers for the discovery of novel diagnostic markers and genetic mutations for neurological conditions. If we are unable to license such new intellectual property on commercially acceptable terms from these third parties, our continued growth will be threatened.

We do not devote any of our resources to independently identifying novel diagnostic markers or genetic mutations for neurological conditions. Consequently, our ability to successfully introduce new assays

--------------------------------------------------------------------------------

Risk factors
--------------------------------------------------------------------------------

depends chiefly on our ability to review developments in academic research to identify and then license novel diagnostic markers and genetic mutations for conditions or improved assay technology platforms on terms that are favorable to us. We are dependent upon academic researchers continuing to make these discoveries for neurological conditions or for conditions in other sectors of the esoteric assay market in which we compete or plan to compete in the future. We may not be able to negotiate acceptable licensing arrangements and we cannot be certain that any such arrangements will yield commercially successful assays.


We are subject to complex and extensive government regulation in a variety of areas. These regulations may subject us to substantial penalties and impair or prevent us from conducting our business.


Fraud and abuse
Of particular importance to our operations are federal and state laws prohibiting fraudulent billing and providing for the recoupment of non-fraudulent overpayments, as a large number of laboratories have been forced by the federal and state governments, as well as by private payors, to enter into substantial settlements under these laws. Penalties for violating laws prohibiting fraudulent billing may include exclusion from participation in Medicare, Medicaid, and other government programs, civil monetary penalties and criminal penalties. Government investigations of commercial laboratories have been ongoing for a number of years and are expected to increase in the future.

Federal and state clinical laboratory licensing
The operations of our clinical laboratory are subject to a stringent level of regulation under the Clinical Laboratory Improvement Amendments (CLIA). For certification under the CLIA, laboratories such as ours must meet various requirements, including requirements relating to quality assurance, quality control and personnel standards. Our laboratory is also subject to regulation by Massachusetts and other states. We are accredited by the College of American Pathologists (CAP), and therefore are subject to their requirements and evaluation. Our failure to comply with CLIA, state or other applicable requirements could result in various penalties, including loss of licenses, certification or accreditation. Some of these penalties could result in our being unable to continue performing laboratory testing. Compliance with such standards is verified by periodic inspections and requires participation in proficiency testing programs. No assurances can be given that our facility will pass all future inspections conducted to ensure compliance with federal or any other applicable licensing or certification laws. Substantial expenditures may be required on an ongoing basis to ensure that we comply with existing regulations and to bring us into compliance with newly instituted regulations.

Food and Drug Administration
Although the FDA has asserted that its jurisdiction extends to tests developed in a clinical laboratory, it has allowed these tests to be run and the results sent to physicians without FDA premarket clearance or approval. However, we cannot predict the extent of future FDA regulation and there can be no assurance that the FDA will not consider testing conducted at a clinical laboratory to require premarketing clearance or approval. Hence, we may be subject in the future to greater regulation, or different regulations, that could have a material effect on our finances and operations. Some of the supplies and reagents that we purchase and utilize are subject to FDA regulation. The failure of a supplier to comply with FDA regulations could affect our ability to obtain some of these materials.

Anti-kickback regulations

Existing federal laws governing federal healthcare programs (including Medicare), and other similar state laws, impose a variety of broadly described restrictions on financial relationships among healthcare providers, including clinical laboratories. These laws include a federal anti-kickback law that prohibits


--------------------------------------------------------------------------------

Risk factors
--------------------------------------------------------------------------------

clinical laboratories from, among other things, making payments or furnishing other benefits intended to induce the referral of patients for tests billed to Medicare or certain other federally funded programs. In addition, they also include self-referral prohibitions that prevent us from accepting referrals from physicians who have non-exempt ownership or compensation relationships with us as well as anti-markup and direct billing rules that may apply to our relationships with our customers. Sanctions for violations of these laws may include exclusion from participation in Medicare and other federal healthcare programs, and criminal and civil fines and penalties.

Regulations governing the confidentiality of medical information Confidentiality of patient medical information is subject to substantial regulation by the state and federal governments. State and federal laws and regulations govern the disclosure and use of confidential patient medical information as well as requiring informed consent before certain types of tests may be performed. Most states have laws that govern the use and disclosure of patient medical information and the right to privacy.

Legislation governing the dissemination and use of medical information is continually being proposed at both the state and federal levels. For example, the Health Insurance Portability and Accountability Act of 1996 (HIPAA) required the U.S. Secretary of Health and Human Services to develop regulations to protect the security and privacy of individually identifiable health information. In December 2000, the U.S. Secretary of Health and Human Services published final regulations under HIPAA that protect the security and privacy of individually identifiable health information that is transmitted or maintained electronically or in any other form or medium. Under this final regulation, all patient identifiable health information must be maintained in confidence, and may not be disclosed without the patient's consent or authorization, except under certain conditions described in the regulation. Our laboratory is covered by this rule and, like most other covered entities, will be required to comply with the final regulation by April 14, 2003. Ultimately, future legislation may even affect the dissemination of medical information that is not individually identifiable. Physicians and other persons providing patient information to us are also required to comply with these laws and regulations. If a patient's privacy is violated, or if we are found to have violated any state or federal statute or regulation with regard to the confidentiality, dissemination or use of patient medical information, we could be liable for damages, or for civil or criminal fines or penalties.

Differing interpretations of existing laws and regulations, or the adoption of new laws and regulations, could reduce or eliminate our ability to obtain or use patient information which, in turn, could limit our ability to use our information technology infrastructure for electronically transmitting patient data. Additionally, violating laws that prohibit testing without the informed consent of the individual whose blood or tissue sample is being tested may subject us to substantial liability. Similarly, federal laws also may apply to protect such information, including currently effective federal laws relating to confidentiality of patient records concerning substance abuse treatment and new federal regulations protecting the confidentiality of individually identifiable information that will be enforced in April 2003.

Environmental compliance

Our laboratory must comply with numerous federal, state and local statutes and regulations relating to public health and the environment including: practices and procedures for the proper storage and labeling of hazardous materials and other regulated substances and the proper management of medical, hazardous and low-level radioactive waste; public disclosure requirements regarding certain hazardous and other regulated substances; employee training and notification; environmental protection requirements, such as standards relating to the discharge of pollutants into the air, water and land; emergency response and remediation in connection with release of regulated substances; and other safety,


--------------------------------------------------------------------------------

Risk factors
--------------------------------------------------------------------------------


environmental and health standards. If we fail to comply with, or otherwise become liable with respect to, applicable environmental requirements, we may be subject to damages, fines, civil penalties, remediation obligations, injunction, prosecution and other sanctions, any of which could have an adverse effect on our business. We believe we are in substantial compliance under such laws and regulations. However, changes in laws or regulations, more aggressive enforcement of existing requirements or discovery of unknown conditions regarding such matters in the future may result in increased operating and other costs.


RISKS RELATED TO OUR RELATIONSHIP WITH ELAN

We will depend on Elan to continue providing certain services and may have conflicts of interest with Elan, the resolution of which may not be as favorable to us as if we were dealing with unaffiliated third parties.


We have historically relied on Elan and its subsidiaries for insurance, legal, tax, certain general and administrative services and for the use of certain intellectual property owned by Elan. Although we have entered or will enter into agreements with Elan and/or certain of its subsidiaries pursuant to which Elan or such subsidiaries have agreed or will agree to continue to provide, or arrange for the provision of, many of these services for a time, we cannot assure you that Elan will continue to provide these services to us after the expiration of these agreements, and if not, on what terms we could find adequate alternative sources for these services. Because we intend to continue to maintain our relationship with Elan after the completion of this offering and Elan will continue to control us, the terms of future transactions with Elan may or may not be comparable to those with unaffiliated third parties. See "Related party transactions."


Conflicts of interest may arise between Elan and us in a number of areas, including the nature and quality of these services rendered to us by Elan, sales or distributions by Elan of all or any portion of its ownership interest in us or Elan's ability to control our management and affairs. Any of these events may alter or eliminate our ability to rely on Elan to supply these services to us in the future. We cannot assure you that we will be able to resolve any conflicts we may have with Elan or, if we are able to do so, that the resolution will be favorable to us.

Elan will control the outcome of most stockholder voting and there may be an adverse effect on the price of our common stock due to Elan's control.

Upon the completion of this offering, Elan will beneficially own    shares of
our common stock, representing approximately % of our outstanding common stock ( % if the underwriters exercise their over-allotment option in full). As long as Elan has a controlling interest, it will continue to be able to elect a majority of our board of directors and generally be able to determine the outcome of most corporate actions requiring stockholder approval. As a result, Elan will be in a position to continue to substantially control most matters affecting us, including:

 . a change of control, including a merger;

 . our acquisition or disposition of assets;

 . our future issuances of common stock or other securities;

 . our incurrence of debt; and

 . our payment of dividends on our common stock.

--------------------------------------------------------------------------------

Risk factors
--------------------------------------------------------------------------------


Elan's ability to control us may result in our common stock trading at a price lower than the price at which it would trade if Elan did not have a controlling interest in us.



RISKS RELATED TO THIS OFFERING

Shares eligible for public sale after this offering may cause a decline in our stock price.

After this offering, we will have     shares of common stock outstanding. All
of the shares sold in the offering will be freely tradeable without restriction or further registration under the Securities Act, except to the extent such shares are acquired by an "affiliate," as defined in the Securities Act, of ours.


The remaining     shares of common stock outstanding will be "restricted
securities" as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. In addition to the restrictions imposed by the Securities Act and its related rules and regulations, our stockholders will agree with the underwriters not to sell shares of our common stock within 180 days of this offering without the consent of UBS Warburg LLC (excluding shares sold in this offering); provided, however, that this lock-up agreement, with respect to the selling stockholders other than Elan Pharmaceuticals, does not apply to any shares of common stock acquired by any selling stockholder subsequent to this offering. Any shares subject to lock-up agreements may be released at any time without notice by UBS Warburg LLC. UBS Warburg LLC is likely to release shares from the operation of the lock-up agreements only if it determines, after considering factors such as the number of shares to be released, the circumstances of the proposed sale and prevailing market conditions, that releasing the shares is not likely to adversely affect the market for the common stock. The determination of whether to release the shares is within the sole discretion of UBS Warburg LLC and may be made for any of the foregoing or other reasons.



After this offering, we initially intend to register     shares of our common
stock, which will be reserved for issuance under our 2002 Long-Term Equity Incentive Plan to be adopted upon completion of this offering. Once we register these shares, they can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to affiliates. Additionally, we have granted Elan and its subsidiaries certain rights to require us to register all or part of the % of our common stock ( % if the underwriters exercise their over-allotment option in full) Elan Pharmaceuticals will own following this offering, which would allow it to sell these shares into the public market. See "Relationship with Elan--Registration rights agreement."


You will suffer immediate and substantial dilution.


The price you will pay for our common stock will be substantially higher than the pro forma tangible book value per share of outstanding common stock. As a result, you will experience immediate and substantial dilution in tangible book value per share, and the current stockholders of our company will experience an immediate increase in the tangible book value per share of their shares of common stock. The dilution that you will experience in this offering will be
approximately $   per share based on an assumed public offering price of $
per share. To the extent that we issue additional shares of common stock in connection with acquisitions, strategic partner agreements or future financings, there will be further dilution to investors in this offering.



Our charter provisions and Delaware law may inhibit the replacement or removal of the board of directors and management by the Company's stockholders.


We, as a Delaware corporation, are subject to the General Corporation Law of the State of Delaware, including Section 203. In general, Section 203 restricts the ability of a public Delaware corporation from

--------------------------------------------------------------------------------

Risk factors
--------------------------------------------------------------------------------


engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder unless the board of directors of the target corporation approves the business combination or the acquisition that made such potential acquiror an "interested stockholder." As a result, any potential acquirors of our company may be discouraged from attempting to effect an acquisition transaction with us without first obtaining the approval of our management and board of directors. Additionally, the stockholder rights plan that we have adopted together with the application of Section 203 and certain provisions in our certificate of incorporation and bylaws, including the adoption of a classified board of directors and the requirement for increased stockholder vote to take certain actions involving the directors and the certificate of incorporation and bylaws, may make it more difficult for potential acquirors to effect an acquisition transaction with our company or to attempt to elect a new board of directors without first obtaining the approval of our management and board of directors. These provisions may have the effect of entrenching management and the board of directors and depriving holders of our securities of certain opportunities to sell or otherwise dispose of these securities at above-market prices pursuant to these transactions because our management and board of directors may have interests in conflict with, or in addition to, the interests of our stockholders generally.


Our stock price may be highly volatile and the price of our common stock may be lower after this offering than the price you pay.


If you purchase shares of our common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that the selling stockholders negotiated with the representatives of the underwriters based upon a number of factors. The price of our common stock that will prevail in the market after this offering may be lower than the price you pay. See "Underwriting." Upon completion of this offering, the trading price of our common stock is likely to be volatile. The stock market in general, and the market for healthcare services and life sciences companies in particular, has historically and recently experienced substantial volatility. This volatility has often been unrelated to the operating performance of particular companies. We cannot be sure that an active public market for our common stock will develop or continue after this offering. Investors may not be able to sell their common stock at or above our initial public offering price. Prices for our common stock will be determined in the marketplace and may be influenced by many factors, including variations in our financial results, changes in earnings estimates by financial analysts, investors' perceptions of us and general economic, industry and market conditions.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Forward-looking statements

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases you can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will," "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other forward-looking information. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the section captioned "Risk factors," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, financial condition and results of operations.

This prospectus contains industry data related to our industry. These industry data include estimates that are based on a number of assumptions. If these assumptions prove incorrect, actual amounts may differ from these estimates. The failure of our industry to grow may have a material adverse effect on our business, financial condition and results of operations, and the market price of our common stock.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Use of proceeds

We will not receive any proceeds from the offering of our common stock.

Dividend policy


From time to time, we have paid dividends on our common stock. Following this offering, the timing and amount of future dividends on our common stock, if any, will be determined by our board of directors and will depend, among other factors, upon our earnings, financial condition and cash requirements at the time dividends are considered.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Capitalization


The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2001:



                                                                                 September 30, 2001
----------------------------------------------------------------------------------------------------
                                                                                   (in thousands)
Cash and cash equivalents.......................................................      $ 3,098
                                                                                      =======
Stockholders' equity:
   Preferred Stock, par value $0.01 per share; 10,000,000 shares authorized; no
     shares issued and outstanding..............................................      $    --
   Common Stock, par value $0.01 per share:
   35,000,000 shares authorized; 14,721,000 shares issued and outstanding.......          147
   Additional paid-in capital...................................................       15,397
   Accumulated earnings.........................................................           --
                                                                                      -------
       Total stockholders' equity...............................................       15,544
                                                                                      =======
       Total capitalization.....................................................      $15,544
                                                                                      =======





--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



Selected financial data




The following selected financial data should be read together with "Use of proceeds," "Management's discussion and analysis of financial condition and results of operations" and the financial statements and notes thereto contained elsewhere in this prospectus. The statements of operations data set forth below for the years ended December 31, 1998, 1999 and 2000 and the balance sheet data at December 31, 1999 and 2000 are derived from our audited financial statements which are included elsewhere in this prospectus. The statements of operations data set forth below for the nine months ended September 30, 2000 and September 30, 2001 and the balance sheet data at September 30, 2001 are derived from unaudited financial statements included elsewhere in this prospectus. Statement of operations data for the years ended December 31, 1996 and 1997 and the balance sheet data at December 31, 1996, 1997 and 1998 and September 30, 2000 are derived from our unaudited financial statements that are not included in this prospectus. We have prepared the unaudited information on the same basis as the audited financial statements and have included all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods.



                                                                                            Nine Months Ended
                                                        Year Ended December 31,               September 30,
                                             --------------------------------------------  ------------------
Statements of Operations Data:                  1996      1997     1998     1999     2000      2000      2001
--------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)
Net revenue................................. $10,721   $14,676  $17,862  $24,313  $30,711  $22,136   $26,199
Costs and expenses:
  Cost of services..........................   4,063     4,639    5,269    6,609    8,201    5,772     6,823
  Selling, general and administrative.......   7,557     8,003    8,384   10,309   12,090    9,108     9,374
  Depreciation and amortization.............     910     1,632    1,785    1,935    2,020    1,478     1,613
                                             -------   -------  -------  -------  -------  -------   -------
Total costs and expenses....................  12,530    14,274   15,438   18,853   22,311   16,358    17,810
                                             -------   -------  -------  -------  -------  -------   -------
Operating income (loss).....................  (1,809)      402    2,424    5,460    8,400    5,778     8,389
  Interest expense (income), net............      43        24       11       (5)     (31)     (16)      (29)
Income (loss) before income taxes...........  (1,852)      378    2,413    5,465    8,431    5,794     8,418
Provision for income taxes..................      16       277    1,088    2,272    3,430    2,357     3,368
                                             -------   -------  -------  -------  -------  -------   -------
Net income (loss)........................... $(1,868)  $   101  $ 1,325  $ 3,193  $ 5,001  $ 3,437   $ 5,050
                                             =======   =======  =======  =======  =======  =======   =======
Earnings (loss) per share--basic and diluted $ (0.13)  $  0.01  $  0.09  $  0.22  $  0.34  $  0.23   $  0.34
Weighted average shares used in calculating
 earnings (loss) per share--basic and
 diluted....................................  14,721    14,721   14,721   14,721   14,721   14,721    14,721
Other Data:
EBITDA/(1)/................................. $  (899)  $ 2,034  $ 4,209  $ 7,395  $10,420  $ 7,256   $10,002
EBITDA margin/(2)/..........................    (8.4)%    13.9%    23.6%    30.4%    33.9%    32.8%     38.2%
Cash flows from:
  Operating activities...................... $   363   $ 2,198  $ 4,590  $ 6,845  $ 9,964  $ 6,540   $ 8,198
  Investing activities......................    (382)     (421)    (772)    (663)  (1,323)    (779)     (828)
  Financing activities......................     (69)     (145)  (4,124)  (6,602)  (8,028)  (5,118)   (6,000)

                                                          As of December 31,               As of September 30
                                             --------------------------------------------  ------------------
Balance Sheet Data:                             1996      1997     1998     1999     2000      2000      2001
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents................... $   209   $ 1,841  $ 1,534  $ 1,114  $ 1,727  $ 1,757   $ 3,098
Working capital.............................   1,170     3,300    3,392    4,491    5,845    6,406     8,652
Total assets................................  22,039    24,192   22,687   31,176   40,125   36,408    31,019
Stockholders' equity........................  11,571    11,673   13,184   16,529   23,504   21,447    15,544


--------------------------------------------------------------------------------

Selected financial data
--------------------------------------------------------------------------------

--------

(1) Represents net income (loss) before depreciation and amortization, interest expense (income) and provision for income taxes. EBITDA is not intended to be a performance measure that should be regarded as an alternative either to operating income or net income as an indicator of operating performance or to the statement of cash flows as a measure of liquidity, nor is it intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses by our management. EBITDA should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States. EBITDA is included in this prospectus because our management believes that EBITDA is a meaningful measure of performance commonly used in our industry and by the investment community to analyze and compare commercial laboratory companies. Because EBITDA is not a measure determined in accordance with accounting principles generally accepted in the United States and is thus susceptible to varying interpretations and calculations, EBITDA, as presented, may not be comparable to other similarly titled measures of other companies.



(2) Represents EBITDA as a percentage of net revenue.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Management's discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations should be read in conjunction with our selected financial data and the financial statements and related notes included elsewhere in this prospectus. This section includes forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by forward-looking statements due to factors discussed under "Risk factors," "Forward-looking statements" and "Business" included elsewhere in this prospectus.

OVERVIEW

We are a leading commercial diagnostic laboratory focused on performing esoteric tests, which we refer to as assays, primarily in the field of neurology. We identify, license and commercially develop new esoteric assays and, through our sales force, market them directly to neurologists. Esoteric assays are complex, comprehensive or unique tests used to diagnose, evaluate or monitor patients. Because many of our assays are proprietary and because of their complexity, accuracy and enhanced diagnostic value to physicians, most of them fall into the high end of the price range for assays.


We began providing our services to neurologists as Genica Pharmaceuticals Corporation, or Genica, in 1989 by offering a service to diagnose Duchenne muscular dystrophy. In 1995, Genica was acquired by Athena Neurosciences, Inc., a research-based pharmaceutical company committed to the field of neurology. In 1996 Athena Neurosciences and our company were acquired by Elan, a leading worldwide, fully integrated pharmaceutical company headquartered in Ireland. Elan has provided and will continue for a period of time to provide us with, or arrange for the provision of, general and administrative and certain other services.


We have experienced significant growth. For the three years ended December 31, 2000, our net revenue, EBITDA and net income grew at compound annual growth rates of 31.1%, 57.4% and 94.3%, respectively. Our net revenue and earnings have grown as a result of increased demand for our existing assays and the launch of new assays, expansion of our sales and marketing force, efficiencies resulting from our investments in information technology and process automation, and our aggressive efforts to improve operating efficiency and generate economies of scale.


Our past performance may not be indicative of future financial results. For instance, Quest, our largest customer, refers a variety of assays to us, some of which cannot be performed by Quest as a result of our proprietary rights. For assays for which we do not have proprietary rights, Quest may offer a comparable assay that it has discretion to use instead of referring the assay to us. Quest recently began performing an increased number of assays for which we do not have proprietary rights in its own laboratories that it formerly referred to us. As a result, our net revenue from performing these particular assays for Quest has declined recently and is expected to decline in the future. However, this decline has recently been and may continue to be offset by increased net revenue from other assays we provide to Quest which our proprietary rights currently preclude Quest or others from performing. While this shift in business from Quest may not cause our overall net revenue from Quest to decline, it is likely to slow our rate of growth in net revenue from Quest. See "Risk factors" and "Forward-looking statements" for a discussion of some of the risks and uncertainties that may cause our actual results and performance to be materially different from our past performance.


--------------------------------------------------------------------------------

Management's discussion and analysis of financial condition and results of operations
--------------------------------------------------------------------------------


RESULTS OF OPERATIONS


The following table sets forth selected results of operations data as a percentage of net revenue for the years ended December 31, 1998, 1999 and 2000, as well as the nine-month periods ended September 30, 2000 and September 30, 2001.



Statements of operations data



                                                                  Nine Months Ended
                                          Year ended December 31,   September 30,
                                          ----------------------  ----------------
                                            1998      1999   2000    2000      2001
  ----------------------------------------------------------------------------------
  Net revenue............................ 100.0%    100.0% 100.0% 100.0%    100.0%
  Costs and expenses:
     Cost of services....................  29.5      27.2   26.7   26.1      26.0
     Selling, general and administrative.  46.9      42.4   39.4   41.1      35.8
     Depreciation and amortization.......  10.0       8.0    6.6    6.7       6.2
                                          -----     -----  -----   -----     -----
  Total costs and expenses...............  86.4      77.6   72.7   73.9      68.0
                                          -----     -----  -----   -----     -----
  Operating income.......................  13.6      22.4   27.3   26.1      32.0
  Interest expense (income), net.........    --        --   (0.1)  (0.1)     (0.1)
  Net income before income taxes.........  13.6      22.4   27.4   26.2      32.1
                                          -----     -----  -----   -----     -----
  Provision for income taxes.............   6.1       9.3   11.2   10.7      12.8
                                          -----     -----  -----   -----     -----
  Net income.............................   7.5%     13.1%  16.2%  15.5%     19.3%
                                          =====     =====  =====   =====     =====
  EBITDA/(1)/............................  23.6%     30.4%  33.9%  32.8%     38.2%

--------

(1) Represents net income before depreciation and amortization, interest expense (income) and provision for income taxes. EBITDA is not intended to be a performance measure that should be regarded as an alternative either to operating income or net income as an indicator of operating performance or to the statement of cash flows as a measure of liquidity nor is it intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses by our management. EBITDA should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States. EBITDA is included in this prospectus because our management believes that EBITDA is a meaningful measure of performance commonly used in our industry and by the investment community to analyze and compare commercial laboratory companies. Because EBITDA is not a measure determined in accordance with accounting principles generally accepted in the United States and is thus susceptible to varying interpretations and calculations, EBITDA, as presented, may not be comparable to other similarly titled measures of other companies.



NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 2000


Net revenue

Net revenue increased $4.1 million, or 18.4%, to $26.2 million for the nine months ended September 30, 2001 from $22.1 million for the comparable prior year period. This increase in net revenue resulted primarily from the continuing growth of volume for neurogenetic diagnostics, where net revenue increased by approximately $3.1 million, or approximately 35.4%. Quest accounted for $4.8 million, or 18.2%, of net revenue for the nine months ended September 30, 2001, compared to $3.6 million, or 16.1%, for the comparable prior year period.


Cost of services

Cost of services increased $1.0 million, or 18.2%, to $6.8 million for the nine months ended September 30, 2001 from $5.8 million for the comparable prior year period. As a percentage of net revenue, cost of services decreased to 26.0% for the nine months ended September 30, 2001 from 26.1% for the comparable prior year period.


--------------------------------------------------------------------------------

Management's discussion and analysis of financial condition and results of operations
--------------------------------------------------------------------------------


Selling, general and administrative expenses

Selling, general and administrative expenses increased $0.3 million, or 3.0%, to $9.4 million for the nine months ended September 30, 2001 from $9.1 million for the comparable prior year period. The increase was primarily due to marketing expenses associated with the expansion of our business into the nephrology segment of the esoteric assay market. As a percentage of net revenue, selling, general and administrative expenses decreased to 35.8% for the nine months ended September 30, 2001 from 41.1% for the comparable prior year period. As a percentage of net revenue, bad debt expense was 1.0% for the nine months ended September 30, 2001 and for the comparable prior year period.


Depreciation and amortization

Depreciation and amortization increased $0.1 million to $1.6 million for the nine months ended September 30, 2001 from $1.5 million for the comparable prior year period. The increase was primarily due to depreciation of new capital equipment and amortization of newly acquired proprietary licenses.


Provision for income taxes

Provision for income taxes was $3.4 million for the nine months ended September 30, 2001 as compared to $2.4 million for the comparable prior year period, which resulted in an effective income tax rate of 40.0%, compared to an effective rate of 40.7% for the comparable prior year period. The reduction in our effective tax rate was primarily due to the diminishing impact of non-deductible goodwill amortization.


Net income

As a result of the foregoing, net income increased by $1.6 million, or 46.9%, to $5.0 million for the nine months ended September 30, 2001 from $3.4 million for the comparable prior year period.


YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

Net revenue

Net revenue increased $6.4 million, or 26.3%, to $30.7 million for the year ended December 31, 2000 from $24.3 million for the prior year. This increase in net revenue resulted primarily from the continuing growth of volume for peripheral neuropathy and neurogenetic diagnostics, which increased by approximately $2.9 million (23.2%) and $3.2 million (33.6%), respectively. Quest accounted for $5.2 million, or 16.8%, of net revenue for the year ended December 31, 2000, compared to $4.2 million, or 17.4%, for the prior year.


Cost of services
Cost of services increased $1.6 million, or 24.1%, to $8.2 million for the year ended December 31, 2000 from $6.6 million for the prior year. As a percentage of net revenue, cost of services decreased to 26.7% for the year ended December 31, 2000 from 27.2% for the prior year.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $1.8 million, or 17.3%, to $12.1 million for the year ended December 31, 2000 from $10.3 million for the prior year. The increase was primarily due to the employment of additional personnel in our sales function, marketing expenses associated with the expansion of our business into the nephrology segment of the esoteric assay market as well as increased management fees charged by Elan. As a percentage of net revenue, selling, general and administrative expenses decreased to 39.4% for the year ended December 31, 2000 from 42.4% for the prior year. As a


--------------------------------------------------------------------------------

Management's discussion and analysis of financial condition and results of operations
--------------------------------------------------------------------------------


percentage of net revenue, bad debt expense decreased to 1.1% for the year ended December 31, 2000 from 2.3% for the prior year. The decrease reflects our continuing successful efforts to reduce bad debt exposure on all accounts receivable.


Depreciation and amortization
Depreciation and amortization increased $0.1 million to $2.0 million for the year ended December 31, 2000 from $1.9 million for the prior year. The increase was primarily due to depreciation of new capital equipment and amortization of newly acquired proprietary licenses.

Provision for income taxes

Provision for income taxes was $3.4 million for the year ended December 31, 2000 as compared to $2.3 million for the prior year, which resulted in an effective income tax rate of 40.7% for the year ended December 31, 2000, compared to an effective rate of 41.6% for the prior year. The reduction in our effective tax rate was primarily due to the diminishing impact of non-deductible goodwill amortization.


Net income
As a result of the foregoing, net income increased by $1.8 million, or 56.6%, to $5.0 million for the year ended December 31, 2000 from $3.2 million for the prior year.

YEAR ENDED DECEMBER 31, 1999 COMPARED WITH YEAR ENDED DECEMBER 31, 1998

Net revenue

Net revenue increased $6.5 million, or 36.1%, to $24.3 million for the year ended December 31, 1999 from $17.9 million for the prior year. This increase in net revenue resulted primarily from the continuing growth of volume for peripheral neuropathy and neurogenetic testing services, which increased by approximately $3.5 million (39.8%) and $2.5 million (36.4%), respectively. Quest accounted for $4.2 million, or 17.4%, of net revenue for the year ended December 31, 1999, compared to $2.9 million, or 16.0%, for the prior year.


Cost of services
Cost of services increased $1.3 million, or 25.4%, to $6.6 million for the year ended December 31, 1999 from $5.3 million for the prior year. As a percentage of net revenue, cost of services decreased to 27.2% for the year ended December 31, 1999 from 29.5% for the prior year.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $1.9 million, or 23.0%, to $10.3 million for the year ended December 31, 1999 from $8.4 million for the prior year. The increase was primarily due to the employment of additional personnel in our sales function as well as increased management fees charged by Elan. As a percentage of net revenue, selling, general and administrative expenses decreased to 42.4% for the year ended December 31, 1999 from 46.9% for the prior year. As a percentage of net revenue, bad debt expense decreased to 2.3% for the year ended December 31, 1999 from 2.6% for the prior year. The decrease reflects our continuing successful efforts to reduce bad debt exposure on all accounts receivable.


Depreciation and amortization
Depreciation and amortization increased $0.1 million to $1.9 million for the year ended December 31, 1999 from $1.8 million for the prior year. The increase was primarily due to depreciation of new capital equipment and amortization of newly acquired proprietary licenses.

--------------------------------------------------------------------------------

Management's discussion and analysis of financial condition and results of operations
--------------------------------------------------------------------------------


Provision for income taxes

Provision for income taxes was $2.3 million for the year ended December 31, 1999 as compared to $1.1 million for the prior year, which resulted in an effective income tax rate of 41.6% for the year ended December 31, 1999, compared to an effective rate of 45.1% for the prior year. The reduction in our effective tax rate was primarily due to the diminishing impact of non-deductible goodwill amortization.


Net income
As a result of the foregoing, net income increased by $1.9 million, or 141.1%, to $3.2 million for the year ended December 31, 1999 from $1.3 million for the prior year.

SELECTED QUARTERLY OPERATING RESULTS


The following table sets forth certain unaudited quarterly statement of operations data for each of our last eleven quarters. This unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere in this prospectus and, in management's opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results of any future period.


Quarterly statements of operations data


                                                              Quarter ended
              ------------------------------------------------------------------------------------------------------------
              31-Mar-99 30-Jun-99 30-Sep-99 31-Dec-99 31-Mar-00 30-Jun-00 30-Sep-00 31-Dec-00 31-Mar-01 30-Jun-01 30-Sep-01
----------------------------------------------------------------------------------------------------------------------------
                                                  (in thousands except per share data)
Net revenue..  $ 5,081   $ 5,874   $ 6,300   $ 7,056   $ 6,451   $ 7,614   $ 8,071   $ 8,575   $ 7,957   $ 9,018   $ 9,224
EBITDA/(1)/..  $ 1,288   $ 1,912   $ 2,257   $ 1,938   $ 1,748   $ 2,626   $ 2,883   $ 3,163   $ 2,841   $ 3,360   $ 3,801
EBITDA
 margin/(2)/.     25.3%     32.6%     35.8%     27.5%     27.1%     34.5%     35.7%     36.9%     35.7%     37.3%     41.2%
Net income...  $   482   $   844   $ 1,036   $   831   $   756   $ 1,269   $ 1,411   $ 1,565   $ 1,387   $ 1,694   $ 1,969
Net income
 margin/(3)/.      9.5%     14.4%     16.4%     11.8%     11.7%     16.7%     17.5%     18.2%     17.4%     18.8%     21.3%
Earnings per
 share/(4)/..  $  0.03   $  0.06   $  0.07   $  0.06   $  0.05   $  0.09   $  0.09   $  0.11   $  0.09   $  0.12   $  0.13
Weighted
 average
 shares used
 for earnings
 per share...   14,721    14,721    14,721    14,721    14,721    14,721    14,721    14,721    14,721    14,721    14,721

--------

(1) Represents net income before depreciation and amortization, interest expense (income) and provision for income taxes. EBITDA is not intended to be a performance measure that should be regarded as an alternative either to operating income or net income as an indicator of operating performance or to the statement of cash flows as a measure of liquidity nor is it intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses by our management. EBITDA should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States. EBITDA is included in this prospectus because our management believes that EBITDA is a meaningful measure of performance commonly used in our industry and by the investment community to analyze and compare commercial laboratory companies. Because EBITDA is not a measure determined in accordance with accounting principles generally accepted in the United States and is thus susceptible to varying interpretations and calculations, EBITDA, as presented, may not be comparable to other similarly titled measures of other companies.


(2) Represents EBITDA as a percentage of net revenue.

(3) Represents net income as a percentage of net revenue.


(4) Basic and diluted.


--------------------------------------------------------------------------------

Management's discussion and analysis of financial condition and results of operations
--------------------------------------------------------------------------------


LIQUIDITY AND CAPITAL RESOURCES


Our liquidity requirements have historically consisted of operating costs, working capital and capital expenditures. We have typically funded these requirements and the growth of our business through net cash provided by operating activities. We do not currently maintain any credit facilities. Historically, we have maintained a cash balance of between $1.1 million and $3.5 million, with any cash in excess of that amount being remitted to Elan typically on a monthly basis. The practice of remitting excess cash to Elan was discontinued on October 1, 2001. Net cash remitted to Elan for the years ended December 31, 2000, 1999 and 1998 amounted to $8.0 million, $6.6 million and $4.0 million, respectively, and for the nine months ended September 30, 2001 and 2000 was $6.0 million and $5.1 million, respectively. We have recorded these remittances as amounts due from affiliates. Amounts due from affiliates has been reduced by $11.5 million and $5.6 million to reflect non-cash dividends in March 2001 and September 2001, respectively.



Net cash generated by operating activities was $8.2 million and $6.6 million for the nine months ended September 30, 2001 and 2000, respectively. The $1.6 million improvement in net cash generated by operating activities was primarily due to our improved operating performance. Net cash used in investing activities was $0.8 million for both the nine months ended September 30, 2001 and 2000. The primary uses of these funds were expenditures on equipment and in-licensing costs to support our growth.



Net cash generated by operating activities was $10.0 million, $6.8 million and $4.6 million for the years ended December 31, 2000, 1999 and 1998, respectively. We used $1.3 million, $0.7 million and $0.8 million, respectively, of net cash in investing activities during those years. As of September 30, 2001, we had cash totaling $3.1 million and working capital of $8.7 million.


We will not receive any of the proceeds from this offering. We anticipate funds from operations and existing funds will be sufficient to support our ongoing operations and meet our capital requirements for the foreseeable future.

DISCLOSURE ABOUT MARKET RISK


Our exposure to market risk is predominantly limited to interest income sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because the majority of our investments are in short term debt securities. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive without significantly increasing risk. To minimize risk, we maintain our portfolio of cash, cash equivalents and short term and restricted investments predominantly in money market funds. Due to the nature of our short-term and restricted investments, we believe that we are not subject to any material market risk exposure. We have entered into certain contracts that require us to perform testing services at fixed rates, generally for one year terms, which exposes us to the risk that our profit margins might decline if the cost of performing these services increases during the term of these fixed price contracts. We receive substantially all of our revenues in the form of U.S. dollars. We do not have any foreign currency or other derivative financial instruments.


RECENT ACCOUNTING PRONOUNCEMENTS


In July 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 141, Business Combinations (SFAS 141), and Statement No. 142, Goodwill and Other Intangibles (SFAS 142). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after


--------------------------------------------------------------------------------

Management's discussion and analysis of financial condition and results of operations
--------------------------------------------------------------------------------


June 30, 2001. SFAS 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS 121).



As of September 30, 2001 we had goodwill and assembled workforce of $3,487,640 and $57,583, respectively (net of amortization) which will not be subject to amortization under SFAS 142 effective January 1, 2002. Goodwill (incorporating assembled workforce) will be subject to annual review for impairment in accordance with the provisions of SFAS 142.



In July 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations (SFAS 143), which establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. SFAS 143 is effective for fiscal years beginning after June 15, 2002. We plan on adopting SFAS 143 in the first quarter of fiscal 2003. We believe the adoption of this statement will not have a significant effect on our financial statements.



In August 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), that addresses financial accounting and reporting for the impairment of long-lived assets and for long-live assets to be disposed of. This Statement supersedes SFAS 121. SFAS 144 is effective for fiscal years beginning after December 15, 2001. We plan on adopting SFAS 144 in the first quarter of fiscal 2002. We believe the adoption of this statement will not have a significant effect on our financial statements.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Business

OVERVIEW


We are a leading commercial diagnostic laboratory focused on performing esoteric tests, which we refer to as assays, primarily in the field of neurology. We identify, license and commercially develop new esoteric assays that we market directly to neurologists. Esoteric assays are tests that are not routine and that require more sophisticated equipment and personnel to perform than routine tests. We believe we offer one of the most comprehensive testing menus in the field of neurology, comprised of more than 70 individual esoteric assays which are offered individually and in various combinations. Because many of our assays are proprietary and are characterized by complexity, accuracy and enhanced diagnostic value to physicians, most of them fall into the high end of the price range for esoteric assays. For the nine months ended September 30, 2001, we generated net revenue of approximately $26.2 million and net income of $5.0 million.


We have been a pioneer in the development and commercialization of assays in the neurology sector of the esoteric assay market. As recently as ten years ago, there were relatively few neurological tests in existence to serve the diagnostic needs of neurologists and their patients. We have focused on commercially developing assays for use in neurology because, among other reasons, we believe that it has been historically underserved and that substantial government funding for research in the field and improvements in technology have presented substantial business opportunities. Our assays assist in the diagnosis and influence the treatment of, among other diseases and disorders, peripheral nerve disorders, neurogenetic disorders, Alzheimer's disease, paraneoplastic syndromes, movement disorders, neuromuscular disorders, ataxia, metabolic myopathies and mental retardation. We typically develop assays under exclusive or semi-exclusive licensing agreements with the academic institutions that make the discoveries. We market our assays primarily to neurologists who we believe are the primary drivers of demand for our assays. We do not have sample collection centers and therefore we receive the samples for use in our assays directly from hospital laboratories, from other commercial laboratories in their role as primary laboratories for sample collection as well as outsourcing channels for hospitals, and occasionally directly from neurologists that collect their own samples.

We believe that our business has benefited from the following factors.


 . Marketing directly to neurologists. Unlike most other commercial laboratories, which generally do not market directly to the physicians who use their services, we generate demand for our services by focusing our marketing efforts directly on neurologists. Through the efforts of our 43 sales representatives, we have regular contact with approximately 5,000 of the country's approximately 9,000 clinical neurologists. In addition, we attend more than 30 scientific meetings each year, and host many lectures by renowned neurologists that serve in part to communicate to neurologists the existence and benefits of our testing services. More than 3,000 neurologists have been enrolled for our neurology education website, www.neuroCAST.com(TM), which sends information to neurologists based on their stated areas of interest. We believe we have a high level of brand recognition with neurologists.


 . Expertise in identifying commercially viable assay development opportunities from academic research. We continuously monitor research in the field of neurology by maintaining frequent contact with academic researchers and by regularly attending research conventions. We make assessments of the commercial prospects for newly discovered novel diagnostic markers or genetic mutations for neurological conditions and pursue development of assays where we believe demand can be generated.

--------------------------------------------------------------------------------

Business
--------------------------------------------------------------------------------

  We believe that this approach to assay development offers us more assay development opportunities for a broader variety of neurological conditions and at a lower cost than we could achieve through an internal research function. We believe that our expertise in identifying commercially viable assay candidates provides us with a significant advantage in licensing newly discovered novel diagnostic markers or genetic mutations for neurological conditions and commercially developing new assays.

 . Proficiency in obtaining exclusive commercial development licenses. We have demonstrated the ability to successfully commercialize new assays. Unlike most laboratories, we typically obtain exclusive or semi-exclusive commercial development licenses for our diagnostic assays. Many of these licenses are for assays that are the subject of issued patents, have patent applications pending or utilize proprietary know-how. Because of this strength, we have been approached by many researchers about commercializing assays for new discoveries. The market for performing proprietary assays generally is substantially more profitable than the market for performing non-proprietary assays because the existence of the proprietary rights reduces the potential for introduction of competing assays.

 . Commitment to developing technological capabilities necessary to commercialize new neurological assays. We have demonstrated the commitment and ability to adopt complex, new technology platforms necessary to conduct promising new neurological assays. We have been a pioneer in using DNA sequencing as the basis for neurological diagnostic testing services and more recently denaturing high performance liquid chromatography to evaluate DNA fragments that may contain a mutation. In addition, over the last several years we have significantly increased our neurogenetic testing capabilities, including the use of pulsed field gel electrophoresis for one of our assays. Our capabilities allow us to offer testing services that utilize leading-edge technologies.

CLINICAL LABORATORY INDUSTRY

We believe that clinical laboratory testing is critical to the delivery of quality healthcare to patients. According to Lab Industry Strategic Outlook 2000, published by Washington G-2 Reports, the entire clinical laboratory industry in the United States had revenues exceeding $30 billion in 1999, which represented 3.6% of the nation's total healthcare expenditures. Laboratory tests are generally used by physicians to assist in the detection, diagnosis, evaluation, monitoring and treatment decisions for diseases and other medical conditions, through the measurement and analysis of chemical and cellular components in blood and other bodily fluids and tissues.

Clinical laboratory tests are frequently requested by physicians as part of visits to their offices and after hospital admissions. Because routine tests often employ mass-produced commercial kits, which can be performed in high volumes with limited training, they are usually more competitively priced than esoteric assays. Esoteric assays, however, generally require more sophisticated instruments and skilled personnel, and are typically outsourced to clinical laboratories that specialize in such assays. Esoteric assays, particularly those protected by proprietary rights, are generally priced substantially higher than routine tests. Washington G-2 Reports estimates that $2.0 billion of the clinical laboratory industry's revenues are derived from esoteric assays.

Neurology Market

A research analyst estimates that approximately 23 million individuals in the United States, or approximately eight percent of the total population, suffer from some form of neurological disease or disorder. There are approximately 9,000 clinical neurologists in the United States. According to a survey in the American Academy of Neurology, full-time neurologists have an average of over 16 new patient events per week, which includes first time patients and patients seeking treatment or diagnosis for a


--------------------------------------------------------------------------------

Business
--------------------------------------------------------------------------------


particular condition for the first time. We believe that the market for neurological testing services is likely to grow substantially as a result of governmental funding increases for neurological research. The National Institute of Neurological Disorders and Stroke has requested funding of $1.3 billion from National Institutes of Health (NIH) for the year 2002. This would represent an increase of 12% from 2001. We believe this increase, if approved, is likely to result in an increased number of new neurological predictors, indicators and causes of conditions being discovered.


We believe that the neurology sector of the esoteric assay market has been historically underserved. Additionally, we believe demand for neurological testing will continue to increase due to the following trends:

 . increased physician and, in certain cases, patient awareness of the value and availability of specialized assays in the early detection of neurological conditions and diseases;

 . rapid advances in the fields of chemistry, pharmacology, molecular biology and genomics facilitating the development of more specialized and sophisticated assays;

 . continued government funding resulting in increased discoveries by academic researchers;

 . growing incidence of many chronic diseases, and acute and chronic infections, accelerating efforts to develop new assays for early detection;

 . new and improved treatments for conditions that previously were largely untreatable, leading to increased patient motivation to determine whether they suffer from, or are at risk for, conditions that can be diagnosed through esoteric assays, coupled with new internet resources becoming available to assist patients in managing their health; and

 . increased life expectancy and the general aging of the population.

OUR STRATEGY



Continue to identify and commercialize new assays
We will continue to aggressively monitor academic neurological research in order to expand the market for neurological testing services by commercially introducing new assays. Where we believe that substantial demand can be generated for newly discovered novel diagnostic markers or genetic mutations for neurological conditions, we will seek to enter into exclusive or semi-exclusive licensing agreements with the discoverer. Over the last five years, we have added five to seven new assays each year and have generally been able to bring new assays to market within six months from the time we decide to pursue commercialization. We believe that our reputation in the field of neurology, along with our strong relationships with various individuals and institutions within the academic research community, will assist us in identifying and commercializing new assays.

Capitalize on our relationships with neurologists
Traditionally, neurologists have relied on diagnostic techniques, such as examining a patient's family history and observing symptoms once manifestation occurs in order to diagnose the patient's condition. We believe that many of our assays offer substantial diagnostic advantages over these traditional methods. By working with neurologists to assist them in understanding the characteristics and uses of our innovative testing services, we believe we can correspondingly increase the demand for, and

--------------------------------------------------------------------------------

Business
--------------------------------------------------------------------------------

neurologists' reliance on, our testing services. In contrast to most other commercial laboratories, which generally do not communicate directly with physicians who use their tests, we have regular contact with approximately 5,000 of the country's approximately 9,000 clinical neurologists. We plan to continue marketing our existing testing services and those that we develop in the future directly to neurologists and other physicians in order to further create and increase demand.

Cultivate relationships with other laboratories
Other commercial laboratories often act as primary laboratories for sample collection as well as outsourcing channels for hospitals. Primary laboratories offer hospitals and physicians the opportunity to send them all specimens requiring testing that is not performed by them. This "one-stop" shopping approach is attractive to some hospitals and physicians. These laboratories will usually perform a large number of the assays themselves; however, they often cannot or choose not to perform certain esoteric assays. Primary laboratories often have discretion as to what laboratory will perform certain testing services for them. With respect to assays for which we enjoy strong proprietary rights, these laboratories generally outsource all of their requirements for these assays to us. We believe, however, that where our other testing services are marketed on the basis of better accuracy or some other diagnostic advantage of the assay, these laboratories may attempt to offer their own assays, or those of others, without these diagnostic advantages at lower prices. To counteract this we are increasingly working to demonstrate to the primary laboratories the advantages of using our assays including the greater accuracy of our assays and increased customer satisfaction as a result of our brand recognition with neurologists. The electronic interfaces we maintain with Laboratory Corporation of America, or LabCorp, in particular, as well as certain other laboratories, have positively impacted our relationships, and our corresponding assay volumes. We plan to increase the number of laboratories with which we are electronically interfaced in the future. We believe by strengthening our relationships with other commercial laboratories we may be able to increase the demand for some of our assays.


Apply our business model for neurological assays to other sectors of the esoteric assay market

We intend to enter into other sectors of the esoteric assay market where we believe we can do so in a low risk and low cost manner by following the same approach we have used in the neurology sector. With our recent introduction of the first diagnostic assay for ADPKD we have begun to implement this strategy in the nephrology sector. In addition to nephrology, there are other sectors within the esoteric assay market that we believe may offer significant growth opportunities.

Monitor the market for acquisition opportunities
We may selectively seek opportunities to acquire other laboratories with expertise in particular sectors of the esoteric assay market. We believe that such acquisitions would allow us to leverage the infrastructure we have developed or to obtain expertise in utilizing certain technologies in conducting assays.

OUR SERVICES

We perform our esoteric testing services at our laboratory facility in Worcester, Massachusetts. We do not have patient service centers and therefore do not obtain specimens directly from patients. Typically, specimens of patients' blood, muscle or spinal fluid are collected at hospitals or other commercial laboratories and then forwarded to us. Because of the complex nature of many of the assays we perform, we typically deliver results in periods ranging from one week to six months, with most delivered within two weeks.

We currently offer testing services utilizing more than 70 assays that are offered individually and in various combinations. Our list price per individual assay ranges from approximately $140 to $3,000.

--------------------------------------------------------------------------------

Business
--------------------------------------------------------------------------------


Over the last five years we have introduced five to seven new assays per year. Our business includes the following:



 . Neurogenetic Diagnostics, which accounted for approximately 45.7% of our net revenue for the nine months ended September 30, 2001. These assays assist in detecting mutations in the genetic code that are responsible for causing specific disorders, such as Huntington's disease, spinocerebellar ataxia and certain forms of mental retardation. These assays can identify a diagnosis with molecular precision and can provide valuable information about prognosis, as well as the inheritance patterns for family members.



 . Peripheral Neuropathy and Paraneoplastic Diagnostics, which accounted for approximately 45.6% of our net revenue for the nine months ended September 30, 2001. Peripheral neuropathy refers to nerve disorders affecting the arms and legs. Peripheral neuropathy assays assist in detecting the presence of autoantibodies that, by attacking a person's nerves, may cause weakness, numbness and impairment of reflexes in the upper and lower extremities. Paraneoplastic assays assist in detecting the presence of autoantibodies that can be created by the immune system in response to a systemic cancer. These autoantibodies attack the nervous system, causing a variety of neurologic symptoms, such as cerebellar degeneration, encephalitis and autonomic dysfunction. Paraneoplastic autoantibodies are often the first sign of these cancers, and the detection of an autoantibody can direct the search for a specific type of cancer, such as small-cell lung cancer.



 . Alzheimer's Disease Diagnostics, which accounted for approximately 5.4% of our net revenue for the nine months ended September 30, 2001. These assays are used to diagnose Alzheimer's disease, a progressive neurodegenerative disease characterized by memory loss, language deterioration and impaired visuospatial skills, estimated to affect approximately four million people in the United States.



 . Neutralizing Antibody Detection, which accounted for approximately 2.9% of our net revenue for the nine months ended September 30, 2001. These assays assist in detecting the presence of antibodies to one of the most common therapies for relapsing-remitting multiple sclerosis. It is believed that the presence of these antibodies may reduce the effectiveness of this therapy and therefore, their presence may indicate a need to consider therapeutic alternatives.


We recently entered the nephrology sector of the esoteric assay market by becoming the first clinical laboratory to offer a direct DNA analysis of the two genes responsible for the majority of ADPKD, a systemic disorder characterized by kidney cysts and enlarged kidneys. ADPKD is one of the most common genetic disorders in humans.


Certain of our assays, which accounted for approximately 3.1% of our net revenue for the nine months ended September 30, 2001 are outsourced to other laboratories as a service to neurologists, as we believe that these assays are useful diagnostic services that complement the menu of neurological assays performed in our laboratory.


Through our specialized laboratory information system, provided by the Antrim Corporation, we are able to provide neurologists and their patients with single or integrated assay results in a concise, easy to read form, that contains our conclusions regarding the assay, an explanation and the technical results of the assay and references to resources containing specific information about the diagnostic condition at issue. We also provide follow up calls from our genetic counselor to neurologists to discuss the result reports with them when a patient tests positive for any condition.

--------------------------------------------------------------------------------

Business
--------------------------------------------------------------------------------


MARKETING AND SALES


We employ a highly trained sales force of 43 sales representatives who call on approximately 5,000 of the approximately 9,000 clinical neurologists in the United States. We focus our marketing efforts on neurologists because they primarily make the decision to request our assays. Our sales force works with neurologists to aid them in understanding the diagnostic benefits of our assays, which we believe increases the demand for our testing services. We have established a web site, www.neuroCAST.com(TM), containing educational tools for neurologists, a menu of our assays, on-line technical materials and links to other medical sites that support the role of our testing services in effective diagnosis and decisions on treatment of neurological conditions. We also host many lectures each year by renowned neurologists at various locations throughout the United States that serve in part to inform neurologists about the diagnostic benefits of our assays. Additionally, we participate in more than 30 scientific conventions involving neurology, genetics and individual disorders, where we host booths or otherwise promote our assays.


Our marketing programs also target other commercial laboratories which serve as primary laboratories for hospitals and physicians and are important in insuring that specimens they collect are directed to us. These programs are designed to help the laboratories to more easily forward specimens to us and to educate them about the needs of neurologists and the benefits of our assays so that we may effectively collaborate to meet those needs.

We currently market our ADPKD testing services primarily through direct mail and guest speaker presentations to groups of nephrologists. We intend to begin utilizing our neurology sales force to market this assay and any other assays we develop in this sector to a select number of nephrologists. Eventually we plan to build an additional sales force that markets exclusively to nephrologists, using techniques similar to those we currently employ for marketing to neurologists.

We regularly educate our sales representatives on the technical and clinical merits of our assays. We use traditional sales meetings, detailed assay specification manuals and both in-house and in-the-field training to ensure our sales representatives are prepared to engage in discussions with neurologists and hospital and laboratory clients about the applications and the benefits of our services.

CUSTOMERS

Demand for our assays is generated primarily by neurologists. Neurologists will occasionally collect samples themselves and forward them directly to us, but they generally send their patients to hospital laboratories or other commercial laboratories for sample collection. These laboratories in turn send samples for their requirements for our proprietary assays to us and sometimes outsource other assays to us that they either cannot or choose not to perform themselves. Requests for our assays come from the following sources:


 . Neurologists and Other Physicians. For the nine months ended September 30,
  2001, requests received directly from neurologists comprised approximately 14.2% of our net revenue. Although we receive only a small percentage of our requests directly from neurologists, they influence the clinical acceptance of an assay, and they can specifically influence laboratory choice by specifying that a particular specimen be sent to us or by requesting a particular assay that is unique to or branded by us.



 . Hospital Laboratories. For the nine months ended September 30, 2001, requests received directly from hospitals comprised approximately 39.7% of our net revenue. Hospital laboratories generally outsource assays which are requested by physicians but which they do not perform in their


--------------------------------------------------------------------------------

Business
--------------------------------------------------------------------------------

  laboratories. We have established value added programs through which we may provide special services, such as access to educational information, and fixed pricing to hospital laboratories in exchange for their agreements to refer all of their requirements for certain outsourced assays to us.


 . Other Commercial Laboratories. For the nine months ended September 30, 2001, requests received directly from other commercial laboratories comprised approximately 46.1% of our net revenue. These laboratories are under no obligation to provide us with minimum assay referrals. For the nine months ended September 30, 2001, we derived approximately 18.2% of our net revenue from assays performed for Quest. We receive referrals from primary laboratories who offer hospitals and physicians the opportunity to send all specimens requiring testing to them. These laboratories outsource assays to us which they either cannot or do not wish to perform. Primary laboratories from time to time change the laboratories to whom they send specimens requiring testing that they do not perform. Sometimes, as test volume increases, a primary laboratory may decide to perform the assay itself instead of sending the specimen to another laboratory. This is true only for testing that is not protected by prohibitive proprietary rights or offered exclusively by a particular laboratory.


PAYORS, BILLING & REIMBURSEMENT

We typically bill hospitals and other commercial laboratories directly for our services. In some circumstances, including all instances where we receive a request directly from a physician, we bill the individual patient directly or third party payors such as private insurance or Medicare. Under current Medicare law, only hospitals themselves, and not outside laboratories that may perform outsourced assays for hospitals, are subject to direct reimbursement by Medicare for testing performed on their inpatients and outpatients. Medicare offers reimbursement rates that are substantially lower than the rates we currently charge hospitals. Laboratories participating as Medicare providers must accept such reimbursement as payment in full for their services.

Medicare is generally required to reimburse laboratory services that are considered to be medically necessary. Medicare sometimes refers to tests that they do not reimburse as "experimental," even though a physician may consider the test result to be useful in patient care. Tests deemed by Medicare to be "experimental" generally are not reimbursable by Medicare. Medicare currently deems many of our tests to be experimental. However, under Medicare regulations, Medicare patients may be billed directly for experimental tests if the patient signs an Advance Beneficiary Notice (ABN) at the time the sample is taken. An ABN informs a Medicare beneficiary before a test is performed that Medicare probably will not pay for that test on that occasion, and allows the beneficiary to choose whether to receive the test. A signed ABN obligates the patient to pay for a test in the event Medicare does not. Patients who are insured by Medicare are required to sign an ABN at the time the sample is taken and provide payment information and authorization for those tests we believe will not be reimbursed by Medicare. Similarly, patients who request that we bill their private insurance must agree, prior to our performing the assay, to pay any balance which their private insurance does not.

The billing information requirements of the various payors have become increasingly stringent, causing reimbursement to us to be conditional on the proper medical necessity and diagnosis codes being provided by the requisitioning client.

--------------------------------------------------------------------------------

Business
--------------------------------------------------------------------------------



The following table illustrates our historical payor mix as a percentage of net revenue:



                                                          Nine Months Ended
                                  Year Ended December 31,   September 30,
                                  ----------------------  ----------------
          Payor                     1998      1999   2000    2000      2001
          ------------------------------------------------------------------
          Hospital Laboratories..  45.1%     50.6%  40.8%  41.5%     43.2%
          Commercial Laboratories  43.7      37.6   45.8   45.4      43.8
          Medicare...............   0.6       0.9    0.8    0.8       0.6
          Other..................  10.6      10.9   12.6   12.3      12.4
                                  -----     -----  -----   -----     -----
          Total.................. 100.0%    100.0% 100.0% 100.0%    100.0%
                                  =====     =====  =====   =====     =====


NEW ASSAY DEVELOPMENT

We develop assays primarily under exclusive or semi-exclusive commercial licensing agreements generally with academic institutions. We believe that leveraging the research of these institutions offers us more assay development opportunities for a broader variety of neurological conditions and at a lower cost than we could achieve through an internal research function. We typically develop new assays through the following steps:

Identification of commercial assay development opportunities

From the newly discovered novel diagnostic markers, which refer to newly discovered genes or proteins that, due to their association with various diseases can serve as indicators or predictors of diseases, and/or genetic mutations for neurological conditions that we identify from academic research, we selectively pursue commercial assay development based on, among other factors:


 . the prevalence of the condition to which the discovery relates;

 . the demand for diagnosis of the condition and our belief about the likely future demand for such diagnosis;

 . the reported accuracy of the experimental assay used to detect the new discovery;

 . the likelihood that the academic research institution will be able to obtain adequate patent protection for the discovery;

 . the adequacy of currently existing assays, if any, used to diagnose the condition; and

 . the cost and difficulty of obtaining the specialized equipment and expertise to conduct an assay for the discovery on a commercial basis.

Licensing new discoveries

If the discovery is not yet covered by a patent, we often pay or share the costs with the academic research institutions to attempt to obtain the necessary patents. We also typically pay licensing fees and royalties to the academic research institutions in exchange for the licenses.


Establishing a commercial assay in our laboratory
Typically, we attempt to replicate the discoverer's results in our own laboratory using our own assay, which in some cases may be a significant departure from the assay used by the innovator. This is

--------------------------------------------------------------------------------

Business
--------------------------------------------------------------------------------

sometimes a difficult process due to the potential for slight variations in chemical composition, laboratory equipment, technician experience and technique, environmental conditions and other factors that may interfere with the accuracy of the assay.

Commencement of commercial offering of the assay
Once we are able to consistently replicate the discoverer's results in our laboratory, we obtain equipment, supplies and reagents required for performance of the assay, train our laboratory technicians to perform it, and educate our sales force, who in turn inform neurologists about the diagnostic benefits of the new assay.

In addition to assays developed though the process detailed above, we seek to improve the accuracy and ease of administration of our existing assays. Through one or more improvements in existing assays, we have experienced cost savings and improvements in accuracy and turn-around time.

Many of our assays are complex and require special technology platforms. We believe that our specialized focus on neurology gives us an advantage over our competitors in integrating new technology into our services. We believe that our experience and any improvements we develop provide additional superiority and utility over the assays of our competitors and often offer enhanced diagnostic value to neurologists.

PROPRIETARY RIGHTS

We license proprietary diagnostic markers and genetic mutations for conditions from academic institutions. These discoveries are protected by filing patent applications, issued patents and trade secrets. We focus on obtaining these licenses primarily for use in the United States. The patent applications and issued patents relate to various aspects of the diagnostic assays and are directed to, among other things, novel biomarkers, identification of genetic mutations and biomarkers, reagents and their use in an assay as well as assay methodologies. Patents directed towards the identification of genetic mutations generally provide broad patent coverage and thus an ability to exclude others from performing the assay. Patents directed to improvements of existing non-proprietary assays may allow competitors to provide the unimproved assay. Although such patents may provide limited or narrow patent coverage and thus a limited ability to exclude third parties from performing the assay, the patented improvements often offer a valuable enhancement in diagnostic value to the physician.

For example, the recombinant antigen technology incorporated in our paraneoplastic assays reduces the level of false positive results and minimizes the likelihood that the patient will be subjected to unnecessary surgery aimed at finding a malignancy manifesting itself with co-morbid neurological symptoms.

Under these licenses, we assist, but do not control, the prosecution of the licensed patent applications. We generally have the ability to enforce the patents under exclusive licenses. For semi-exclusive licenses, we must rely on the licensor to enforce the licensed patent against potential infringers.


In the United States we have licensed patents for assays for Alzheimer's disease, neuroimmunological assays and neurogenetics assays. In addition, there are numerous pending patent applications in each of these areas.



We have been assigned two patents relating to Charcot-Marie-Tooth disease that are set to expire in June 2016 and May 2018. We have also licensed the rights to many other patents, including many related to


--------------------------------------------------------------------------------

Business
--------------------------------------------------------------------------------

the diagnosis of Alzheimer's disease. These licenses are typically set to expire with the last to expire patent included within each agreement or when the obligation to pay royalties has ended. This includes licensed patent applications that ultimately issue as a patent. If no such patent issues, then the licenses often expire at the end of ten or fifteen years after the date of the agreement. Many of the patents contained in the licenses themselves do not expire until 2014 or later.

In addition to our licensing patents, we also hold or have licenses to a number of trademarks that relate to various diagnostic tests that we perform. While the duration of patent rights generally is 20 years from the date of filing of a priority application, upon registration of a trademark, its duration is essentially perpetual.

Our current patents, or patents that we may acquire in the future, may be successfully challenged or invalidated in whole or in part. It is also possible that we may not obtain issued patents for inventions we seek to protect or that we may not develop proprietary assays or technologies in the future that are patentable, or that any patent issued or licensed to us may not provide us with any competitive advantages, or that the patents of others will impair our ability to do business. Legal protections afford only limited protection for our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to replicate aspects of our assays or obtain and use information that we regard as proprietary. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any resulting litigation could result in substantial costs and a diversion of our resources. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop technology that is similar to ours.

With one identified exception, the licenses required from other parties are terminable only for cause by the licensors. The one exception is a license agreement that is only terminable at will with regards to the intellectual property rights of the subject technology in Canada; in the United States and Japan, it may only be terminated for cause. However, we generally have the right to terminate the license agreements at will.

All of the trademarks necessary for the proprietary assays are held by us with one exception. This trademark has been licensed by the trademark owner in conjunction with a patent license agreement and therefore would expire with the associated patent license.


We have obtained rights to 18 pending U.S. patent applications and 22 pending foreign patent applications.


QUALITY ASSURANCE

We maintain a comprehensive quality assurance system that monitors performance throughout our laboratory to ensure accuracy and precision in specimen acceptance and daily laboratory clinical testing. We also have written protocols based upon nationally standardized guidelines to guide our test performance and results interpretation, and to monitor and evaluate our problem solving procedures. Routine monitoring of control results and blind specimen submissions provide information to identify and resolve potential problems. We participate in numerous quality and proficiency testing programs, including our own internal proficiency testing protocols, and external ad hoc programs with other hospital, academic and commercial laboratories. We participate in the Laboratory Accreditation Programs of the College of American Pathologists, the Joint Commission on Accreditation of Healthcare Organizations, and the New York State Department of Health. These require periodic self-evaluation and comprehensive inspections every two years.

--------------------------------------------------------------------------------

Business
--------------------------------------------------------------------------------


All laboratory testing and associated processes are described in written standard operating procedures and procedures which follow the format of the National Committee on Clinical Laboratory Standard's clinical laboratory procedure manual. Included therein are instructions for forwarding patient samples to an outside laboratory, routine monitoring of quality control data, the frequency with which assays are to be processed, the tolerance limits and the corrective action which is to be taken when tolerance limits are exceeded.

COMPETITION


The clinical laboratory testing industry in the United States is highly competitive. Because many of our assays are developed pursuant to exclusive or semi-exclusive licenses under issued patents, we do not face direct competition for commercially performing these assays. We compete with several other commercial laboratories, including Quest and LabCorp, each of which is also a significant customer for some of the assays we offer. These include assays where we do not have proprietary rights. Additionally, we compete with small university-based laboratories established by geneticists at these universities to fund their research.


We believe that healthcare providers and hospital and primary laboratories consider the following factors, among others, in selecting a clinical laboratory to perform esoteric assays:

 . number and types of assays performed by the laboratory;

 . ability to develop new and useful assays; service capability and quality;

 . reputation in the medical community;

 . accuracy, timeliness and consistency in reporting assay results; and

 . the value of the assay for the price charged.


Although we have not undertaken a formal review of our competitors' assays, we believe that our assays compare favorably with those of our competitors with respect to integration of new and improved technologies and we believe that the assays we offer that are not protected by our proprietary rights are commercially competitive with those offered by our competitors.


INFORMATION TECHNOLOGY

In order to ensure continued improvement in the level of service we provide our customers, our laboratory information system provides specimen tracking, assay results as well as financial accounting and billing systems and the ability to interface electronically with the computer systems of our customers. This system also provides a flexible platform to interface with laboratory instruments. The electronic interfaces we maintain with LabCorp in particular, as well as certain other laboratories, have positively impacted our relationship and our corresponding assay volumes. We plan to increase the number of other commercial laboratories with which we are electronically interfaced in the future. We believe that our laboratory information system will continue to offer us the flexibility to avail ourselves of new technologies and features as improved testing methodologies and new options for delivery of assay results become available in the market.

--------------------------------------------------------------------------------

Business
--------------------------------------------------------------------------------


Our information technology group provides the resources necessary to translate complex assay results into an easy-to-read result report designed to give physicians a concise interpretation of the assay results, a description of the methodology used, detailed comments on the application and limitations of the assay and a listing of relevant published references.

GOVERNMENT REGULATION


Our laboratory is required to be certified or licensed under the federal Clinical Laboratory Improvement Act of 1967, as amended in 1988 (CLIA), the Medicare programs and various state laws. We are also subject to laws and regulations governing third-party reimbursement, healthcare fraud and abuse laws, federal and state laws governing the handling and disposal of medical specimens and rules regulating the safety and health of employees. Failure to comply with these requirements may result in penalties including closure of our business, exclusion from participation in Medicare and other government healthcare programs, fines, and criminal sanctions.


Food and Drug regulation
Although the Food and Drug Administration has asserted that its jurisdiction extends to tests performed in a clinical laboratory, our laboratory operations currently are not regulated by the Food and Drug Administration (FDA). The FDA has recently considered adopting regulations relating specifically to genetic tests developed by laboratories for use in-house, including genetic tests that are already in use. If the FDA were to issue regulations governing assays developed by clinical laboratories, or regulations relating to genetic tests, we might be required to meet certain FDA medical device approval requirements and other FDA regulations. Such regulations, if they applied to us, could increase the cost of development and slow the introduction of assays to the market, which could have a material adverse effect on our business.

The FDA currently regulates some of the instruments, supplies and reagents that we purchase from third parties for use in our testing services. The manufacturers of these products are responsible for compliance with FDA regulations relating to their production and supply. We believe that these manufacturers are in substantial compliance with the FDA requirements. There can be no assurance, however, if a manufacturer were found by FDA not to be in compliance, that enforcement action by the FDA for non-compliance would not impair our ability to obtain certain of our requirements, thereby adversely affecting our ability to provide our services. Our inability to provide such services because of the unavailability of these reagents or instruments could have a material adverse effect on our business.

CLIA and state clinical laboratory regulation
Our clinical laboratory is certified under the federal Medicare program and CLIA. The Company is also licensed under the clinical laboratory licensure laws of Massachusetts, where the Company's clinical laboratory is located. CLIA imposes a variety of requirements, including ones relating to test processes, personnel qualifications, procedures, test validation, facilities and equipment, record keeping and quality assurance. Meeting the CLIA requirements is a condition for participation by clinical laboratories in the Medicare program.

Compliance with CLIA standards is verified by periodic on-site inspections. Sanctions for failure to meet these requirements may include suspension, limitation or revocation of certification, accreditation or licensure, civil penalties, criminal penalties, injunctive actions, and the imposition of corrective action plans to remedy deficiencies. Massachusetts law requires qualification of personnel, certification the laboratory, proper facilities, maintenance of laboratory procedure manuals, calibration and evaluation of

--------------------------------------------------------------------------------

Business
--------------------------------------------------------------------------------

equipment, and quality control assurance. The failure to comply with this law can result in suspension or decertification of the laboratory. If our CLIA certificate or Massachusetts license is revoked or suspended, we must then cease performing testing. We believe we are in material compliance with CLIA and Massachusetts requirements.

In addition, we are required to participate in a proficiency testing program approved by the United States Department of Health and Human Services (DHHS). Proficiency testing programs involve testing of specimens that have been prepared by an entity running an approved program and then comparing our results with the "correct" results for each specimen. We comply with this regulation through our enrollment and participation in the CAP proficiency testing program and through our own internal proficiency testing program. We believe our laboratory is in compliance in all material respects with these proficiency testing standards.

Since we provide clinical testing services to patients nationwide, our laboratory is also licensed in those states which we know have clinical laboratory regulation programs that apply to out-of-state laboratories. We believe we have obtained all required out-of-state licenses.

We engage in the testing of genetic specimens. Massachusetts law establishes requirements relating to certain types of genetic tests, such as the need for the physician to represent that he or she has obtained written informed consent from the patient. Other states may also adopt regulations for genetic testing to which we would be subject. State legislatures and regulatory agencies frequently establish new requirements for clinical laboratories, including requirements applicable to genetic testing. The failure to comply with Massachusetts or other laws could result in civil penalties, injunction, and lawsuits by patients for damages, punitive damages and attorneys' fees.

Third-party reimbursement

A small portion of our revenues are received from services performed directly for beneficiaries of the Medicare program. For most of our services that we charge directly to Medicare beneficiaries, we must bill Medicare directly and must accept the scheduled amount as payment in full, subject to applicable co-payments and deductibles. Under Medicare, laboratory tests are reimbursed according to area-wide fee schedules. In 1986, Congress imposed a ceiling, referred to as the "national limitation amount," on the amount that may be paid under the fee schedules. Since then, Congress has periodically reduced the national limitation amount. Currently, the ceiling is established at 74 percent of the median of all the fee schedules for that test in the laboratory setting. In the future, Congress may impose additional reductions in the national limitation amount or enact other limitations on Medicare fee schedule payments for laboratory services that may affect our business.


Most third-party payors, including Medicare, do not reimburse for services that they consider to be experimental or otherwise not reasonable and necessary for the diagnosis or treatment of the patient's condition. Under Medicare, the determination whether a test is experimental or otherwise not reasonable or necessary is usually made by the local Medicare carrier that processes claims within the carrier's geographical area. The Medicare carrier may retroactively audit and review its prior payments to us, and may determine that certain of those payments must be returned. The Medicare carrier also may impose prepayment review on some claims before reimbursing us. Significant disapprovals of payment for any of our tests by various carriers, reductions or delays in the establishment of reimbursement rates, and carrier limitations on the coverage of our tests could have a material adverse effect on our results of operations and financial condition.

--------------------------------------------------------------------------------

Business
--------------------------------------------------------------------------------


Fraud and abuse laws

Healthcare providers, such as our laboratory, are subject to a number of federal and state laws prohibiting the submission of false claims to government and private payors, the payment or receipt of remuneration in return for referrals, and other fraudulent conduct. These laws are generally referred to as healthcare fraud and abuse laws. Federal false claims laws prohibit, among other things, the submission of false claims or false information to government programs such as Medicare. Federal law also prohibits the defrauding of private sector health insurers. Penalties for violating these laws may include exclusion from participation in the Medicare program, civil monetary penalties and criminal penalties. One false claims statute, the Federal False Claims Act, permits certain individuals to institute civil lawsuits on behalf of themselves and the government. The government may intervene and take over the prosecution of these suits, and the individual may share in any award or settlement. Civil penalties under the false claims laws may be up to $10,000 per claim and treble the amount of damages sustained by the government. In addition, for certain serious offenses, exclusion from participation in Medicare is mandatory, and the government has the discretion to impose permissive exclusions for less serious misconduct.


In addition to these federal laws, many states have laws that prohibit the submission of false claims to state healthcare programs and/or to state-licensed health insurance companies. In recent years, the false claims laws have been vigorously enforced at the federal level by the Department of Justice and the Office of the Inspector General (OIG) of DHHS, and at the state level by state Attorneys General, including the Massachusetts Attorney General.


Besides the false claims laws, clinical laboratories are also subject to federal and state healthcare anti-kickback laws. The federal healthcare program anti-kickback law prohibits laboratories from offering or paying remuneration to physicians or other providers to induce referrals of patient specimens for testing paid for by Medicare or other federally financed healthcare programs. Some courts have held that the anti-kickback law is violated if merely one purpose of an arrangement is to induce referrals. Violation of the anti-kickback statute can result in criminal penalties, civil monetary penalties, and/or exclusion from Medicare participation. The OIG has published safe harbor regulations that describe practices that will be immune from prosecution, but the safe harbors are narrow and do not protect a wide range of arrangements that are common among healthcare entities. Activities that fall outside the safe harbors are not necessarily illegal, but they may be subject to scrutiny by the government on a case-by-case basis. Most states have their own anti-kickback laws that apply to services reimbursed by state programs, and some states, including Massachusetts, have anti-kickback laws that apply regardless of the payor.


Enforcement actions under the anti-kickback laws, like those under the false claims laws, have increased in recent years. The increased enforcement, combined with the narrow scope of protection offered by the safe harbors, could limit the manner in which we conduct our business. Although we seek to structure our practices to comply with the anti-kickback law, no assurance can be given that a particular arrangement will not be questioned by the government.

Another type of fraud and abuse law affecting our operations is the self-referral law. The federal self-referral law, commonly known as the Stark law, prohibits a physician, absent qualifying for an exception, from referring a patient specimen to a clinical laboratory with which the physician, or an immediate family member, has a "financial relationship." A financial relationship includes any direct or indirect compensation arrangement for payment of remuneration, and any direct or indirect ownership interest. Sanctions for violations include denial of payment, refunds, civil money penalties of up to $15,000 for each service billed in violation of the prohibitions, and exclusion from Medicare. Regulations implementing and interpreting certain exemptions and other provisions of the Stark law

--------------------------------------------------------------------------------

Business
--------------------------------------------------------------------------------

were published by the Centers for Medicare and Medicaid Services on January 4, 2001, with an effective date of January 4, 2002. Many states also have self-referral laws that prohibit self-interested referrals of patients for services reimbursed by state programs, or that apply regardless of the payor. Although we seek to structure our practices to comply with applicable provisions of the Stark law and state self-referral laws, we cannot be certain how these laws may be applied or interpreted in the future, or whether more restrictive self-referral prohibitions will be enacted that will affect our operations.

Privacy of patient medical information
The confidentiality of patient medical information is subject to substantial regulation by state governments, and increasing regulation by the federal government. State laws and regulations govern both the disclosure and use of confidential patient medical information, as well as the access of patients to their own medical records.


Until 1996, federal protection of the privacy of patient medical information generally did not extend beyond medical records related to substance abuse treatment or records in the possession of the federal government. In 1996 the Health Insurance Portability and Accountability Act (HIPAA) was enacted to (among other things) protect the security and privacy of individually identifiable health information maintained or transmitted by healthcare providers, health plans, and healthcare clearinghouses. Pursuant to HIPAA, the U.S. Department of Health and Human Services published final regulations in December 2000 to protect the privacy of individually identifiable health information that is transmitted or maintained electronically or in any other form or medium. Under this regulation, all patient identifiable health information must be maintained in confidence, and may not by disclosed without the patient's consent or authorization, except under certain conditions described in the regulation. In addition, patients must be given an explanation of their rights, and access to their records by laboratories (except to the extent that access to their records is restricted by CLIA). To ensure that these requirements are met, covered entities must adopt policies and procedures, designate a privacy official, train employees, and implement a complaint procedure. Most entities, including laboratories, that are covered by the HIPAA privacy regulation must be in compliance by April 14, 2003. If we are found to be in violation of state or federal laws protecting the privacy of patient health information, we could be liable for damages, or for civil or criminal fines or penalties.


Other laws
Our laboratory advertises its testing services. These advertisements are subject to regulation by the Federal Trade Commission (FTC) and the states in which we advertise. As a result of FTC and state regulation, our promotional activities are required to be accurate and supported by adequate scientific data at the time we make our claims. The failure to meet these requirements can result in fines, injunctions, mandatory corrective advertisements or other sanctions.

The federal Occupational Safety and Health Administration (OSHA) has adopted rules to protect workers generally. In addition, OSHA has developed rules that relate to safety for workers who may be exposed to bloodborne pathogens such as HIV and the hepatitis B virus. These regulations, among other things, establish standards for work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations and other measures designed to minimize exposure to, and transmission of, bloodborne pathogens. OSHA has also adopted rules establishing safety requirements for the use of chemicals and other potentially hazardous substances and for notifying workers of the presence of hazardous substances. Failure to meet OSHA requirements can result in fines, civil penalties, criminal prosecution, and other sanctions. We believe that we are in substantial compliance with OSHA's requirements. Changes in laws or regulations regarding such matters in the future may result in increased operating and other costs.

--------------------------------------------------------------------------------

Business
--------------------------------------------------------------------------------


FACILITIES

We lease our facility in a biotechnology research park in Worcester, Massachusetts under a lease that expires in 2004. We have options to extend this lease for two additional five year terms. This facility is comprised of laboratory and office space totaling approximately 20,000 square feet. We believe that this facility is adequate for our current and near-term anticipated future usage.

ENVIRONMENTAL


Our laboratory operations involve controlled storage, use and disposal of regulated materials, including medical, hazardous and low-level radioactive material. We are subject to local, state and federal environmental and safety laws and regulations governing the use, manufacture, release, storage, handling, labeling and disposal of these and other materials, as well as laws and regulations applicable to emergency response and remediation for releases of regulated materials and wastes and other public health, safety and environmental protection matters. Failure to comply with, or liability under, these laws and regulations can result in damages, fines, civil penalties, remediation obligations, injunction, prosecution and other sanctions. We believe that we are in substantial compliance with such laws and regulations. However, changes in laws or regulations, more aggressive enforcement of existing requirements or discovery of unknown conditions regarding such matters in the future may result in increased operating and other costs.


EMPLOYEES

As of January 1, 2002, we employed 133 individuals on a full-time permanent basis, of which 11 are engaged in business development, 16 in financial, customer service, administration and clerical functions, 52 in sales and marketing, 6 in information technology and 45 in our clinical laboratory and related operations. Additionally, we employ 16 individuals on a part-time basis. None of our employees is represented by labor unions, and we believe our employee relations are good.





LEGAL PROCEEDINGS



On February 9, 2001, the Brotherhood of Maintenance of Way Employees and one member of that union filed suit against the Burlington Northern Santa Fe Railroad Co. Burlington Northern and us in the Northern District of Iowa. Plaintiffs alleged principally that Burlington Northern had required employees with pending claims for compensation for carpal tunnel syndrome to provide blood samples, and that Burlington Northern then had sent those samples to us to perform genetic tests on those blood samples without the consent of its employees. Plaintiffs alleged that Burlington Northern's actions violated the Railway Labor Act and numerous state statutes including a Massachusetts statute that governs genetic testing.



We did not make an appearance in connection with the litigation. Burlington Northern settled with plaintiffs and the case against us was dismissed without prejudice on May 21, 2001. Subsequently, we received a letter from the Office of the Attorney General of the Commonwealth of Massachusetts regarding the Massachusetts statute. See "Risk factors--We may be found to be in violation of a Massachusetts statute governing genetic testing."



We are not a party to any material legal proceedings.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Management

EXECUTIVE OFFICERS, DIRECTORS AND CERTAIN OTHER OFFICERS


Shown below are the names, ages and positions of our executive officers and directors and certain of our other officers as of January 2, 2002:



Name                          Age Position
----------------------------------------------------------------------------------
Robert E. Flaherty........... 55  President and Chief Executive Officer; Director
Jeffrey N. Weisberg.......... 44  Chief Financial Officer; Senior Vice President,
                                  Financial Operations; Secretary and Treasurer
William Seltzer, Ph.D., FACMG 49  Laboratory Director and Vice President, Quality
                                  Assurance and Regulatory Affairs
Carl Ludvigsen, Ph.D., M.D... 48  Senior Vice President, Operations
Stephen R. Miller............ 35  Vice President, Sales
Mark J. Smith................ 42  Vice President, Information Technology
Amy Winslow.................. 30  Vice President, Marketing
Seamus Mulligan.............. 41  Director
Lisabeth F. Murphy........... 44  Director

--------

Robert E. Flaherty. Mr. Flaherty is our President and Chief Executive Officer and also serves as a Director. Prior to joining us in 1992, Mr. Flaherty held a series of senior general management and marketing positions at Becton, Dickinson and Company, a multinational medical technology company that developed, manufactured and marketed a wide variety of medical supply items to hospitals, alternate care sites and government agencies worldwide. Prior thereto he held a series of positions with C.R. Bard, Inc. in product management and international sales and marketing management. Mr. Flaherty is a member of the Board of Directors of Datatrak International, Inc., a company providing services to the pharmaceutical industry involving electronic data capture of patient information from clinical trial sites. Mr. Flaherty began his career as a manufacturing engineer for The Procter & Gamble Co., and he holds a Bachelor of Science degree with honors in Industrial Engineering from Lehigh University and a Master in Business Administration from the Harvard Business School.

Jeffrey N. Weisberg. Mr. Weisberg has been our Chief Financial Officer and Senior Vice President, Financial Operations since 1995. During 2001, Mr. Weisberg also served as President of Elan Diagnostics, Inc., an indirect wholly-owned subsidiary of Elan. From 1985 to 1994, Mr. Weisberg was Chief Financial Officer of Colorgen, Inc., a company engaged in the manufacture and sale of computer color matching instrumentation and software. From 1979 through 1985, he held a series of positions at Touche Ross & Co., an international public accounting firm. Mr. Weisberg is a Certified Public Accountant and holds a Bachelor of Business Administration degree with honors in Accounting and graduated Summa Cum Laude from the University of Massachusetts at Amherst.


William Seltzer, Ph.D., FACMG. Dr. Seltzer is our Laboratory Director and Vice President, Quality Assurance and Regulatory Affairs. Dr. Seltzer joined us in 1994 from the University of Colorado School of Medicine where he held the academic rank of Associate Professor of Pediatrics and Biochemistry, Biophysics and Genetics. Dr. Seltzer was director and founder of the University of Colorado's DNA Diagnostic Laboratory, established in 1985. He is a diplomat of the American Board of Medical Genetics in the specialty of Clinical Molecular Genetics and is a Fellow of the American College of Medical Genetics (ACMG). Dr. Seltzer has served on ACMG and NCCLS committees and was a founding


--------------------------------------------------------------------------------

Management
--------------------------------------------------------------------------------


member of the GeneTests Advisory Board. He has served as co-chair of the U.S. Huntington Disease Genetics Testing Group. Dr. Seltzer has authored over 50 peer reviewed research publications, chapters for textbooks and invited editorials. Dr. Seltzer received a Ph.D. in Pharmacology and Nutrition from the University of Southern California and a Bachelor's degree in Biological Sciences from the University of California at Santa Barbara.



Carl Ludvigsen, Ph.D., M.D. Dr. Ludvigsen is our Senior Vice President, Operations. Dr. Ludvigsen joined us in December 2001 from Prudential Insurance Company of America where he served since May 2001 as Chief Medical Officer involved in underwriting, pricing, product development, claims, marketing and sales. Prior to that from March 1999 he served with Covance, Inc. first as Senior Vice President, Operations then from April 2000 as General Manager. Prior to joining Covance, Dr. Ludvigsen was employed for 12 years at Lab One, Inc. as their Executive Vice President, Chief Operating Officer and Chief Pathologist and later as Executive Vice President of Corporate Development, Chief Compliance Officer, and Chief Medical Officer. Dr. Ludvigsen received a Bachelor of Arts from the University of Colorado; a Ph.D./M.D. from Washington University and a Juris Doctorate from Creighton University.


Stephen R. Miller. Mr. Miller is our Vice President, Sales. Prior to his appointment as Vice President, Sales, Mr. Miller was our Director of Special Markets, responsible for the strategic development of our national accounts, clinical trials, managed care and training programs. From 1995 to 1998, Mr. Miller was our Midwest Regional Sales Manager. Prior to joining us, Mr. Miller held various sales and training positions at Athena Neurosciences, Inc., an indirect wholly-owned subsidiary of Elan, prior to its acquisition by Elan in 1996, since 1992 as member of their neurology pharmaceutical sales force. Mr. Miller began his career as a pharmaceutical sales representative at Wyeth-Ayerst Laboratories and he holds a Bachelor of Arts Degree from Miami University in Oxford, Ohio.

Mark J. Smith. Mr. Smith is our Vice President, Information Technology and has been part of our management team since 1994. Prior to joining us, Mr. Smith held a series of MIS management positions at Whistler Corporation, a consumer electronics manufacturer specializing in automobile security, radar detectors and other automobile electronic products. Mr. Smith holds a Bachelor of Science degree in Computer Science, a Bachelor of Arts degree in History/Political Science from Massachusetts College of Liberal Arts and a Master in Business Administration from Nichols College.

Amy Winslow. Ms. Winslow is our Vice President, Marketing and was formerly our Director of E-Commerce. Ms. Winslow has been employed by us since 1999. From 1995 until 1997, Ms. Winslow was Marketing Manager of Primedica, Inc., a division of Genzyme Transgenics Corporation, a pre-clinical development and testing services company that marketed its services to worldwide biopharmaceutical and medical device companies. Prior to 1995, Ms. Winslow was in Product Management in the USCI and Bard Electrophysiology Divisions of C.R. Bard, Inc., where she was responsible for their line of diagnostic cardiac electrophysiology catheters. Ms. Winslow holds a Bachelor of Arts degree in Biology from Brown University and a Master in Business Administration degree from the Harvard Business School.

Seamus Mulligan. Mr. Mulligan is one of our Directors and has also served as Elan's Executive Vice President, Business and Corporate Development since October 1999 and Executive Vice President, Corporate Development from April 1999 to October 1999. Prior to April 1999, Mr. Mulligan was President, Elan Pharmaceutical Technologies, an indirect wholly-owned subsidiary of Elan. Mr. Mulligan joined Elan in 1984.

--------------------------------------------------------------------------------

Management
--------------------------------------------------------------------------------


Lisabeth F. Murphy. Ms. Murphy is one of our Directors and has served as Elan's Executive Vice President, Intellectual Property and Legal Affairs since January 1999. Ms. Murphy also serves as a Director for Elan Pharmaceuticals. Ms. Murphy served as Vice President and General Counsel of Elan from July 1996 to January 1999. Prior to joining Elan, Ms. Murphy served as Vice President, Legal Affairs, General Counsel and Secretary of Athena Neurosciences, Inc., prior to its acquisition by Elan. Ms. Murphy received a Bachelor of Science Degree in Biology from the University of Texas in Dallas and a Juris Doctorate from the University of Santa Clara.

Board composition

We currently have three directors. We intend to elect additional directors prior to completion of this offering. Our Board of Directors will be classified into Class I, Class II and Class III directors with terms expiring at the annual meetings of stockholders in 2003, 2004 and 2005, respectively. Each class will contain as equal a number of directors as possible.



At each annual meeting of stockholders after the initial classification or special meeting in lieu thereof, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or special meeting held in lieu thereof. The authorized number of directors may be changed only by resolution of the board of directors or a two-thirds majority vote of the stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. Mr. Mulligan and Ms. Murphy are officers of Elan.


Audit and compensation committees
Before completion of this offering, our board of directors will form an audit committee and a compensation committee.

The audit committee will be responsible for recommending to the full board the appointment of our independent accountants and for reviewing and evaluating our accounting principles, system of internal accounting controls and code of conduct.

The compensation committee will act on matters relating to the compensation of directors, senior management and key employees, including the granting of stock options and the approval of employment agreements.

Compensation committee interlocks and insider participation
No interlocking relationship exists between our current board of directors and the board of directors of any other company.

EXECUTIVE COMPENSATION

Summary compensation table



The following table sets forth the compensation earned by our President and Chief Executive Officer and our three other highest paid officers and employees for the year ended December 31, 2000. Prior to completion of this offering, we did not issue stock-based compensation to our employees. However, Elan granted options to purchase its ordinary shares under its stock options plans to certain of our employees, including the individuals named below. Stock based compensation information described below refers to options to purchase Elan ordinary shares.


--------------------------------------------------------------------------------

Management
--------------------------------------------------------------------------------





                                                        Long-Term Compensation Awards
                                             -----------------------------------------------

                                             2000 Compensation   Elan Ordinary
                                             ----------------- Shares Underlying      Other
Name and Principal Position                   Salary   Bonus        Options      Compensation/(2)/
---------------------------------------------------------------------------------------------------
Robert E. Flaherty.......................... $290,000 $142,775      25,000            $6,750/(3)/
 Chief Executive Officer and President
Jeffrey N. Weisberg.........................  148,894   50,000       8,100             1,750
  Chief Financial Officer and Senior Vice
  President Financial Operations
William Seltzer Ph.D., FACMG................  115,500   37,200       7,100             1,750
  Laboratory Director and Vice President,
  Quality Assurance and Regulatory Affairs
Michael A. Boss, Ph.D.......................  165,469   54,000      14,100             1,750
 Vice President, Operations/(1)/

--------

(1) Terminated his employment with us in January 2002 in order to take a position with an Elan affiliated company.


(2) Includes matching 401(k) contributions of $1,750.

(3) Includes automobile allowance of $5,000.


Option grants


Elan's Board of Directors granted options to purchase its ordinary shares to our employees. The price at which the options are exercisable was set by the Board of Directors of Elan at the current market value of Elan's ordinary shares at the time of the grant. The following summarizes options granted by Elan to the following individuals to purchase its ordinary shares during the year ended December 31, 2000.




                                                Percent of                          Potential Realizable Value at
                                Number of      Total Options                           Assumed Annual Rates of
                              Elan Ordinary     Granted To     Exercise             Stock Price Appreciation for
                            Shares Underlying  Employees in      Price   Expiration          Option Term
                             Options Granted  Fiscal Year/(1)/ Per Share    Date    -----------------------------
           Name             ----------------- ---------------  --------- ----------            5%             10%
------------------------------------------------------------------------------------------------------------------
Robert E. Flaherty.........      25,000             9.9%        $37.18    2/23/10   $584,750      $1,482,000
Jeffrey N. Weisberg........       8,100             3.2          37.18    2/23/10    189,459         480,168
William Seltzer, Ph.D.,
  FACMG....................       7,100             2.8          37.18    2/23/10    166,014         420,713
Michael A. Boss, Ph.D./(2)/      14,100             5.6          37.18    2/23/10    329,799         835,848

--------

(1) Total options include only those given to our employees, not to employees of all Elan affiliated companies.



(2) Terminated his employment with us in January 2002 in order to take a position with an Elan affiliated company.


--------------------------------------------------------------------------------

Management
--------------------------------------------------------------------------------


Fiscal 2000 Year End Option Values
The following summarizes options granted by Elan to the following individuals to purchase its ordinary shares at December 31, 2000.


                                                Number of Elan Ordinary
                                                   Shares Underlying       Value of Unexercised
                                                Unexercised Options at    In-The-Money Options at
                             Shares                 Fiscal Year-End           Fiscal Year-End
                        Acquired on      Value ------------------------- -------------------------
Name                       Exercise   Realized Exercisable Unexercisable Exercisable Unexercisable
----------------------- ----------- ---------- ----------- ------------- ----------- -------------
Robert E. Flaherty.....        0    $        0   161,332      31,250     $5,269,890    $240,625
Jeffrey N. Weisberg....        0             0    68,372      32,000      2,410,995     157,688
William Seltzer, Ph.D.,
  FACMG................        0             0    34,445       8,700      1,171,586      67,375
Michael A. Boss, Ph.D..   29,176     1,527,908    61,094      26,334      1,970,896     201,976


Long-Term Equity Incentive Plan

The Athena Diagnostics, Inc. 2002 Long-Term Equity Incentive Plan will become effective on the completion of this offering and will provide for the grant to our eligible employees, consultants, officers and directors and subsidiaries and affiliates of stock options, stock appreciation rights, restricted shares, restricted share units, performance shares, performance units, dividend equivalents and other stock-based awards. An aggregate of shares of common stock have been reserved for issuance under the plan subject to anti-dilution adjustments in the event of certain changes in our capital structure. Shares issued pursuant to the plan will be either authorized but unissued shares or treasury shares.


The plan will be administered by a committee of our board of directors, or the entire board, as may be designated by the board. The committee will determine which eligible employees, consultants, officers and directors receive awards, the types of awards to be received and the terms and conditions thereof. The committee will have authority to waive conditions relating to an award or accelerate vesting of awards. Our board of directors will be able to amend, alter, suspend, discontinue or terminate any outstanding award, except that an outstanding award may not be amended or terminated without the holder's consent if such amendment or termination would adversely affect the rights of the holder.


Employment agreement


Our predecessor, Genica, entered into an employment agreement (the "Genica Agreement") with our President and Chief Executive Officer, Robert E. Flaherty. The Genica Agreement provided for an original annual base salary of $190,000, with possible annual merit increases. The current term of the Genica Agreement expires on August 1, 2002, but is subject to automatic renewals for one year terms unless we or Mr. Flaherty gives the other written notice of non-renewal at least twelve months prior to the expiration of the renewal term. As a result of this renewal provision, the term through which we and Mr. Flaherty are currently bound by this agreement extends to August 1, 2003. We have given notice to Mr. Flaherty that the Genica Agreement will not be renewed after that date.



Following this offering, our Compensation Committee of the Board of Directors and Mr. Flaherty will enter into a new employment agreement. Effective with this offering, Mr. Flaherty has agreed to waive any rights to severance payments that are based on his salary and bonus as provided for under the Genica Agreement.



We have agreed that until the earlier of July 31, 2003 and the date that the new employment agreement is effective, if Mr. Flaherty's employment as our President and Chief Executive Officer is terminated by Mr. Flaherty for good reason or by us other than for cause, his base salary shall continue to be paid thereafter for 145 weeks.


--------------------------------------------------------------------------------

Management
--------------------------------------------------------------------------------



Further, Mr. Flaherty will be granted options, subject to the consummation of this offering, to purchase 2.3% of our fully diluted common stock under the 2002 Long-Term Equity Incentive Plan. The options will be exercisable at the public offering price. Mr. Flaherty's options will vest in equal installments over four years beginning on the first anniversary of the closing of this offering unless (i) he is terminated for good cause or (ii) he terminates his employment other than for good reason prior to the second anniversary of the closing of this offering. Mr. Flaherty has agreed that he will resign as a director if he is terminated for good cause. Any unvested options will fully vest on the date that a change of control occurs.



Indemnification of directors and officers


We are obligated in some situations, under our certificate of incorporation and bylaws to indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We must indemnify our directors and officers with respect to all liability and losses suffered and reasonable expenses incurred in any action, suit or proceeding in which the person was or is made or threatened to be made a party or is otherwise involved by reason of the fact that the person is or was our director or officer. We are obligated to pay the reasonable expenses of the directors or officers incurred in defending the proceedings if the indemnified party agrees to repay all amounts advanced by us if it is ultimately determined that the indemnified party is not entitled to indemnification. Following this offering we intend to maintain customary insurance covering directors and officers.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


Related party transactions


RELATIONSHIP WITH ELAN



From 1996 until the time of this offering, we have been a subsidiary of Elan. Elan provided us with insurance, legal, tax, certain general and administrative services and the use of certain intellectual property owned by Elan. Accordingly, during this period we did not operate as an independent entity. We were charged and/or allocated expenses of $0.7 million, $0.3 million and $0.1 million for the years ended December 31, 2000, 1999 and 1998, respectively. The costs of these services have been directly charged and/or allocated using methods that our management believes are reasonable. Such charges and allocations are not necessarily indicative of the costs we would have incurred to obtain these services had we been a separate entity.



We and Elan have entered or will enter into a number of agreements for the purpose of defining our continuing relationship. These agreements are negotiated in the context of a parent-subsidiary relationship and therefore are not the result of negotiations between independent parties. It is our and Elan's intention that such agreements should accommodate both parties' interests, while continuing certain mutually beneficial arrangements. We and Elan intend that these agreements be no more and no less favorable to us than would otherwise be available from unaffiliated parties. Due to the complexity of the various relationships between us and Elan, however, there can be no assurance that each of these agreements is or will be on terms as favorable to us as could have been obtained from unaffiliated third parties. The agreements summarized in this section will be filed as exhibits to the registration statement of which this prospectus forms a part, and the following summaries are qualified in their entirety by reference to the agreements as filed. While these agreements will provide us with certain benefits, we may not enjoy benefits from our relationship with Elan beyond the term of the agreements. There can be no assurance that upon termination of such services from Elan, we will be able to adequately replace such services internally or from third parties. See "Risk factors -- Risks related to our relationship with Elan."


We may enter into additional or modified arrangements and transactions with Elan following the completion of this offering. Any such future arrangements and transactions will be determined through negotiations between Elan and us. We have adopted a policy that all future agreements between Elan and us will be on terms that we believe are no less favorable to us than would be available from unaffiliated parties. However, there can be no assurance that any such arrangements or transactions will be the same as that which would be negotiated between independent parties. See "Risk factors -- Risks related to our relationship with Elan."


The following summary of certain aspects of the relationship between Elan or its subsidiaries, as the case may be, and us is qualified in its entirety by the provisions of the license agreements, services agreement, registration rights agreement and tax sharing agreement, which will be included as exhibits to the registration statement of which this prospectus is a part.



License Agreements



We hold licenses to many of the patents directed to the technology necessary to conduct our proprietary assays. However, two licenses to technology underlying certain of our assays are currently held by Elan Pharmaceuticals and we will enter into sublicensing agreements with Elan Pharmaceuticals prior to the completion of this offering. These agreements will allow us to practice under the licenses granted to Elan Pharmaceuticals and we believe that these terms are more favorable to us than those we could have obtained from an independent third party. We will license the trademarked "Athena" and "A Athena" logo and design from Elan Pharmaceuticals effective upon completion of this offering.


--------------------------------------------------------------------------------

Relationship with Elan
--------------------------------------------------------------------------------



Services Agreement



We will enter into a new services agreement with Elan, which will become effective as of the completion of this offering. Pursuant to the services agreement, Elan will agree to provide to us, or arrange the provision of insurance coverage for our business, legal, tax and certain general and administrative and other services as may be mutually agreed upon from time to time. The term of the services agreement will expire, subject to automatic renewal provisions, nine months after closing of this offering. Elan will also be able to terminate the agreement or any portion thereof after 60 days notice if it and its affiliates cease to beneficially own at least 51% of our common stock.



For providing these services, we will agree to pay Elan a fee on a quarterly basis equal to the sum of the third party costs and expenses incurred by Elan on our behalf in connection with the provision of these services and a fee roughly equivalent to the proportionate share of Elan's monthly overhead expense allocable to the provision of these services plus five percent.



Registration Rights Agreement


We will grant Elan and its subsidiaries various rights described below to require us to file a registration statement under the Securities Act with respect to shares of our common stock that it owns and to use our reasonable best efforts to cause the registration statement to become effective. These registration rights will take effect upon the consummation of the offering and will expire five years after the date on which Elan and its subsidiaries ceases to own at least 50% of the outstanding shares of our common stock.


Elan may from time to time demand that we register not less than 5% of the outstanding shares of our common stock that it and its subsidiaries own. If any one of these registrations is in the form of an underwritten offering, the holders of a majority of the number of shares of our common stock to be registered will select the investment bank and manager that will administer the offering and the counsel to the investment banker and manager.



In the event we propose to register any class of our equity securities for public sale under the Securities Act, we must give 20 business days' prior notice to Elan and upon ten business days' notice Elan may require that we include a portion of the shares of our common stock that it owns in that registration. We will pay all expenses for these registrations. Elan will bear the cost of all underwriting discounts and selling commissions.



Tax Sharing Agreement


We have been included in the consolidated federal income tax returns filed by Athena Neurosciences, Inc., our indirect parent, during certain periods in which we have been an indirect subsidiary of Elan. We refer to these periods as the "affiliation years." After completion of this offering, we will cease to be included in the consolidated federal income tax returns filed by Athena Neurosciences and will file on a separate basis. As a result, we expect to enter into a tax sharing agreement with Athena Neurosciences providing for the manner of determining payments with respect to federal income tax liabilities and benefits arising during the affiliation years. Under the tax sharing agreement, we will be required to pay Athena Neurosciences an amount equal to our share of its consolidated federal income tax liability, generally determined on a separate return basis, for the tax years which have ended and the portion of the tax year preceding consummation of this offering. In the event that Athena Neurosciences's consolidated federal income tax liability for any affiliation year is adjusted upon audit or otherwise, we may bear an additional liability or receive a refund that is attributable to adjustments of items of income, deduction, gain, loss or credit relating to our business or operations.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


Principal and selling stockholders



The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of January 2, 2002, and as adjusted to reflect the sale of shares offered by this prospectus, by:



 . each person we know to own beneficially more than 5% of our common stock; and



 . each selling stockholder.



We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Our officers and directors do not beneficially own any of our common stock. To our knowledge, the stockholders identified in the table as beneficial owners of more than 5% of our common stock have sole voting and investment power with respect to all shares beneficially owned by that stockholder.



                                                                      Shares Beneficially   Shares Beneficially
                                                                     Owned After Offering  Owned After Offering
                             Shares Beneficially   Number of Shares        (Assuming             (Assuming
                                 Owned Prior          Being Offered     Over-Allotment     Over-Allotment Option
                                 to Offering        (Assuming Over-  Option Not Exercised)  Exercised in Full)
                             -------------------   Allotment Option  --------------------- ---------------------
Name and Address             Number      Percent Not Exercised)/(1)/ Number        Percent Number        Percent
-----------------------------------------------------------------------------------------------------------------
Elan Pharmaceuticals, Inc...           80.005%                                        %                     %
  800 Gateway Boulevard
  San Francisco, CA 94080

Goldman Sachs International.            9.995%                                        %                     %
  Peterborough Court
  133 Fleet Street
  London, EC4 2BB
  United Kingdom

Halifax Fund, LP............            3.330%                                       0%                    0%

HBK Master Fund L.P.........            2.500%                                       0%                    0%

St. Thomas Holdings Inc.....            2.500%                                       0%                    0%

Palladin Opportunity Fund,
 LLC*.......................

Palladin Overseas Fund Ltd.*

Palladin Partners I, LP*....

--------

(1) If the underwriters' over-allotment option is exercised in full, the number of shares offered by Elan Pharmaceuticals would be .


 * Owns less than one percent of our common stock.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Description of capital stock


The following information describes our common stock and preferred stock, as well as provisions of our certificate of incorporation and bylaws, all as will be in effect upon completion of this offering. Under our certificate of incorporation, our authorized capital stock consists of 45 million shares, of which 35 million shares are common stock, par value $0.01 per share, and 10 million shares are preferred stock, par value $0.01 per share. You should refer to our certificate of incorporation and bylaws that have been filed as exhibits to the registration statement, of which this prospectus forms a part.


COMMON STOCK


Holders of common stock are entitled to one vote per share with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Except as may be provided in connection with any preferred stock in a certificate of designation filed pursuant to the Delaware General Corporation Law (DGCL) or as may otherwise be required by law or our certificate of incorporation, the common stock is our only capital stock entitled to vote in the election of directors and on all other matters presented to our stockholders; provided that, except as required by law or our certificate of incorporation, holders of common stock are not entitled to vote on any amendment to our certificate of incorporation that solely relates to the terms of any outstanding series of preferred stock or the number of shares of such series and does not affect the number of authorized shares of preferred stock or the terms of the common stock if the holders of preferred stock are entitled to vote thereon. The common stock does not have cumulative voting rights.


Subject to the prior rights of holders of preferred stock, if any, holders of common stock are entitled to receive such dividends as may be lawfully declared from time to time by our board of directors. Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, holders of common stock will be entitled to receive such assets as are available for distribution to our stockholders after there shall have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which the holders of each outstanding series of preferred stock are entitled by the express terms of the series.

The outstanding shares of common stock are, and the shares of common stock being offered hereby will be, upon payment therefore, validly issued, fully paid and nonassessable. The common stock sold in the offering will not have any preemptive, subscription or conversion rights. Additional shares of authorized common stock may be issued, as determined by our board from time to time, without stockholder approval, except as may be required by applicable stock exchange requirements.

PREFERRED STOCK

Our board is empowered, without approval of our stockholders, to cause shares of preferred stock to be issued from time to time in one or more series, with the numbers of shares of each series and the terms of the shares of each series as fixed by our board. Among the specific matters that may be determined by our board are:

 . the designation of each series;

--------------------------------------------------------------------------------

Description of capital stock
--------------------------------------------------------------------------------


 . the number of shares of each series;

 . the rate of dividends, if any;

 . whether dividends, if any, shall be cumulative or non-cumulative;

 . the terms of redemption, if any;

 . the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs;

 . rights and terms of conversion or exchange, if any;

 . restrictions on the issuance of shares of the same series or any other series, if any; and

 . voting rights, if any.

The series A junior participating preferred stock described under "Stockholder rights plan" below is a series of preferred stock that has been authorized by our board of directors in connection with our stockholder rights plan.

Although no shares of preferred stock will be outstanding following the completion of this offering and we have no current plans to issue preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase preferred stock, could be used to discourage an unsolicited acquisition proposal. For example, a business combination could be impeded by the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of such series to block any such transaction. Alternatively, a business combination could be facilitated by the issuance of a series of preferred stock having sufficient voting rights to provide a required percentage vote of our stockholders. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of common stock. Although prior to issuing any series of preferred stock our board is required to make a determination as to whether the issuance is in the best interests of our stockholders, our board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over prevailing market prices of such stock. Our board does not at present intend to seek stockholder approval prior to any issuance of currently authorized preferred stock, unless otherwise required by law or applicable stock exchange requirements.

REGISTRATION RIGHTS


We have granted Elan Pharmaceuticals registration rights with respect to the shares of our common stock that it may continue to own following this offering. At any time following the completion of this offering, it may from time to time require us to register its shares of common stock under the Securities Act. In addition, Elan Pharmaceuticals may include its shares of common stock in any other registration statement being filed by us with respect to our capital stock. For a more complete description of the terms of Elan's registration rights agreement, see "Related party transactions--Relationship with Elan."


--------------------------------------------------------------------------------

Description of capital stock
--------------------------------------------------------------------------------


ANTI-TAKEOVER PROVISIONS

Section 203 of the Delaware General Corporation Law

We are a Delaware corporation and, upon the completion of this offering, will be subject to Section 203 of the Delaware General Corporation Law. Generally,
Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time such stockholder became an interested stockholder unless, as described below, some conditions are satisfied. Thus, it may make acquisition of control of our company more difficult. See "-- Limitations on changes of control on our company" below. The prohibitions in Section 203 of the DGCL do not apply if:


 . prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

 . upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced excluding shares held by directors who are also officers of the corporation and shares held by employee stock plans; or

 . at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203 of the DGCL, a "business combination" includes:

 . any merger or consolidation of the corporation with the interested stockholder;

 . any sale, lease, exchange, mortgage, pledge or other disposition, except proportionately as a stockholder of such corporation, to or with the interested stockholder of assets of the corporation having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation or the aggregate market value of all the outstanding stock of the corporation;

 . some transactions resulting in the issuance or transfer by the corporation of stock of the corporation to the interested stockholder;

 . some transactions involving the corporation which have the effect of increasing the proportionate share of the stock of any class or series of the corporation which is owned by the interested stockholder; or

 . some transactions in which the interested stockholder receives financial benefits provided by the corporation.

Under Section 203 of the DGCL, an "interested stockholder" generally is:

 . any person that owns 15% or more of the outstanding voting stock of the corporation;

 . any person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period prior to the date on which it is sought to be determined whether such person is an interested stockholder; and

--------------------------------------------------------------------------------

Description of capital stock
--------------------------------------------------------------------------------


 . the affiliates or associates of any such person.

Because Elan will have owned more than 15% of our voting stock before we became a public company in this offering, Section 203 of the DGCL, by its terms, will not be applicable to business combinations with Elan even though Elan owns 15% or more of our outstanding stock. If any other person acquires 15% or more of our outstanding stock after the completion of this offering, such person will be subject to the provisions of Section 203 of the DGCL.

CERTIFICATE OF INCORPORATION AND BYLAWS

Our bylaws contain provisions requiring that advance notice be delivered to us of any business to be brought by a stockholder before an annual or special meeting of stockholders and provide for some procedures to be followed by stockholders in nominating persons for election to our board of directors. Generally, such advance notice provisions require that the stockholder must give written notice to our secretary:

 . in the case of an annual meeting, not less than 90 days nor more than 120 days before the first anniversary of the preceding year's annual meeting of stockholders; and

 . in the case of a special meeting, not less than 90 days, or, if later, 10 days after the first public announcement of the date of the special meeting, nor more than 120 days prior to the scheduled date of the special meeting.

In each case, the notice must set forth specific information regarding the stockholder and each director nominee or other business proposed by the stockholder, as applicable, as provided in our bylaws. Notwithstanding the foregoing, any common stockholder, including Elan, who together with its affiliates owns common stock entitled to exercise a majority of the voting power in an election of directors, may nominate one or more individuals for election as directors by giving notice to us not later than five days before the date on which the meeting for the election of directors is scheduled to be held. Generally, only such business may be conducted at a special meeting of stockholders as is set forth in the notice for such meeting.


Our bylaws provide that except as may be provided by the terms of any series of preferred stock, the number of directors shall be fixed from time to time exclusively by a resolution adopted by a majority of the total number of directors which we would have had if there were no vacancies on our board, referred to as the whole board, but shall not be less than three nor more than 12; provided that no such resolution reducing the number of directors shall reduce the term of any director then in office. Our certificate of incorporation provides for a classified board of directors, consisting of three classes as nearly equal in size as practicable. Each class holds office until the third annual stockholders' meeting for election of directors following the most recent election of such class, except that the initial terms of the three classes expire in 2002, 2003 and 2004. See "Management -- Board composition."


Subject to the rights of the holders of any series of preferred stock to elect and remove additional directors under specified circumstances, on or after the date that Elan and its subsidiaries cease to own a majority of our common stock, a director may be removed only for cause by the affirmative vote of the holders of at least a majority of the voting power of all our outstanding shares generally entitled to vote in the election of directors, referred to as the voting stock, then outstanding, voting together as a single class. Prior to the date that Elan and its subsidiaries cease to own a majority of our common stock, subject to the rights of holders of any series of preferred stock, a director may be removed, with or

--------------------------------------------------------------------------------

Description of capital stock
--------------------------------------------------------------------------------

without cause, by the affirmative vote of the holders of at least a majority of the voting power of all voting stock then outstanding, voting together as a single class. Vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office.


Our bylaws provide that our board of directors may establish policies with respect to the categories of matters which require prior approval of our board or a committee thereof and that any such policy may provide that particular matters require approval by a greater number of directors than what is otherwise required by the bylaws.


Our certificate of incorporation provides that, subject to the rights of the holders of any series of preferred stock in respect of action by written consent of the holders of such series of preferred stock, after the date that Elan and its subsidiaries cease to own a majority of our common stock, stockholders may not act by written consent in lieu of a meeting. After the date that Elan and its subsidiaries cease to own a majority of our common stock, special meetings of stockholders may be called only by a majority of the whole board, but may not be called by stockholders, subject to the rights of the holders of any series of preferred stock. Prior thereto, our secretary is required to call a special meeting of the stockholders at the request of Elan or any affiliate of Elan that is a stockholder and stockholder action may be taken by written consent in lieu of meeting.

LIMITATIONS ON CHANGE OF CONTROL OF OUR COMPANY

The foregoing provisions of our certificate of incorporation and bylaws, together with the stockholder rights plan described below and the provisions of
Section 203 of the DGCL, could have the following effects, among others:

 . delaying, deferring or preventing a change in control or our company;

 . delaying, deferring or preventing the removal of our existing management;

 . deterring potential acquirers from making an offer to our stockholders; and

 . limiting any opportunity of our stockholders to realize premiums over prevailing market prices of our common stock in connection with offers by potential acquirors.

This could be the case even if a majority of our stockholders might benefit from such a change in control or offer.

STOCKHOLDER RIGHTS PLAN


Our board of directors has adopted a stockholder rights plan. Under the rights plan, prior to this offering one right will be issued and attached to each share of common stock. Each right will entitle the holder, under the circumstances described below, to purchase from us one unit consisting of one one-hundredth of a share of series A junior preferred stock, par value $0.01 per share, at an exercise price of $60.00 per right, subject to adjustment in certain events. The rights will expire at the close of business on January 6, 2012, the final expiration date, unless earlier redeemed or exchanged by us as described below. The following description of the rights is a summary and is qualified in its entirety by reference to the rights plan, the form of which has been filed with the Securities and Exchange Commission as an exhibit to the registration statement of which this prospectus is a part.


--------------------------------------------------------------------------------

Description of capital stock
--------------------------------------------------------------------------------



Initially, the rights will be attached to all certificates representing outstanding shares of common stock and will be transferred with and only with the certificates. The rights will become exerciseable and separately certificated only upon the distribution date, which will occur upon the earlier of:



 . ten business days after a public announcement that a person or group, other than certain exempt persons, has become an acquiring person, which means that the person or group has acquired or obtained the right to acquire beneficial ownership of 15% or more of the rights plan voting stock, which means our common stock then outstanding entitled to vote generally in the election of directors or together with the common stock in respect of mergers or similar transactions; or



 . or ten business days, or later if determined by our board of directors, prior to any person becoming an acquiring person, following the commencement or announcement of an intention to commence a tender offer or exchange offer that would result in a person or group becoming an acquiring person.



As soon as practicable after the distribution date, certificates will be mailed to holders of record of common stock as of the close of business in the distribution date. From and after the distribution date, the separate certificates alone will represent the rights. Prior to the distribution date, all shares of common stock issued will be issued with rights. Shares of common stock issued after the distribution date will not be issued with rights, except that shares of common stock issued under any of the following that exist prior to the distribution date may be issued with rights:



 . the exercise of stock options;



 . under employment plans or arrangements;



 . upon exercise, conversion or exchange or certain securities; or



 . under our contractual obligations.



In the event that a person becomes an acquiring person without the prior approval of our board, each holder of a right, other than any acquiring person and certain related parties whose rights will automatically become null and void, will thereafter have the right to receive, upon exercise of such right, a number of shares of series A junior participating preferred stock, or, in certain circumstances, cash property or other securities of our company, having a fair market value equal to two times the exercise price of the right. This is referred to as a flip-in event.



In the even, that, at any time on or after a person becomes an acquiring person, we effect a merger or other business combination in which we are not the surviving entity, or any shares of our common stock are changed into or exchanged for other securities, or 50% or more of or assets or earning power is sold or transferred, then each holder of a right, except rights owned by any acquiring person or certain related parties, which will have become void as set forth above, shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a fair market value equal to two times the exercise price of the right. This is referred to as a flip-over event. Flip-in events and flip-over events are collectively referred to as triggering events.



The rights will expire at the close of business on the final expiration date, which is January 6, 2012, unless earlier redeemed or exchanged by us as described below.



The exercise price payable, and the number of units of series A preferred stock, shares of common stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to


--------------------------------------------------------------------------------

Description of capital stock
--------------------------------------------------------------------------------


time to prevent dilution in the event of a stock dividend or distribution on the common stock, a grant or distribution to holders of the common stock of certain subscription rights, warrants, evidence of indebtedness, cash or other assets, or other similar events.



No fractional units will be issued; in lieu of fractional units, an adjustment in cash will be made based on the market price of the common stock on the last trading date prior to the date of exercise. Under the rights plan, we reserve the right to require, prior to the occurrence of a triggering event, that, upon any exercise of rights, a number of rights be exercised so that only whole shares of Series A preferred stock will be issued.



We will also have the option, at any time after a person becomes an acquiring person and before the person becomes, or simultaneously with the person becoming, the beneficial owner of 50% or more of the shares of the rights plan voting stock then outstanding, to exchange the rights, other than rights owned by an acquiring person or certain related parties, which will have become void, in whole or in part, at an exchange ratio of one share of common stock, and/or other equity securities deemed to have the same value as one share of common stock, per right, subject to adjustment.



At any time prior to the close of business on the tenth day following the stock acquisition date, we may, by vote of a majority of our board, redeem the rights in whole, but not in part, at a price of $0.01 per right, payable, at our option, in cash, shares of common stock or other consideration as our board may determine. This majority of the board is determined as if there were no vacancies on the board. The redemption of the rights may be made effective at such time after the board's action to redeem the rights, and on such basis and subject to such conditions, as our board may in its absolute discretion establish. The rights will terminate at the time designated by our board and thereafter the only right of the holders of rights will be to receive the redemption price.



For as long as the rights are redeemable, we may, except with respect to the redemption price, amend the rights plan in any manner, including to extend the time period in which the rights may be redeemed. After the time the rights cease to be redeemable, we may amend the rights in any manner that does not materially adversely affect the interests of holders of the rights. Until a right is exercised, the holder of the right will have no rights as a stockholder of our company, including the right to vote or secure dividends.



The certificate of designations of the series A junior participating preferred stock will provide that each share of series A junior participating preferred stock will be entitled to receive dividends equal to:



 . the dividend multiple, which is 100 times the aggregate per share amount of all cash and non-cash dividends declared or paid on our common stock; and



 . preferential quarterly cash dividends of $15.00 per share, less any dividends received pursuant to the immediately preceding clause.



Holders of series A junior participating preferred stock will have voting rights in preparation for their vote multiple, which means 100 votes per share and, except as otherwise provided by the certificate of designation for the series A junior participating preferred stock, our certificate of incorporation or applicable law, will vote together with holders of our common stock as a single class. If the preferential quarterly cash dividends are in arrears for four or more quarterly dividend payment periods, holders of the series A junior participating preferred stock will have the right to elect two additional members to our board, to serve until the next annual meeting of our company or until such earlier time as all accrued and unpaid preferential quarterly cash dividends are paid in full.


--------------------------------------------------------------------------------

Description of capital stock
--------------------------------------------------------------------------------


In the event of the liquidation, dissolution or winding up of our company, after provision for liabilities and any preferential amounts payable with respect to any preferred stock ranking senior to the series A junior participating preferred stock, the holders of series A junior participating preferred stock will be entitled to receive liquidation payments per share in an amount equal to the greater of:


 . $60,000 plus an amount equal to accrued and unpaid dividends and distributions thereon to the date of payment; and



 . the liquidation multiple, which 100 times the aggregate amount to be distributed per share to holders of our common stock.



The rights of the Series A junior participating preferred stock as to dividends, voting and liquidation are protected by antidilution provisions.



In the event of a consolidation, merger or other transaction in which the shares of our common stock are exchanged, holders of shares of series A junior participating preferred stock will be entitled to receive the amount and type of consideration equal to the per share amount received by the holders of the common stock, multiplied by the highest of the dividend multiple, the vote multiple or the liquidation multiple as in effect immediately prior to the event.



The rights have certain anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us, even if such acquisition may be in the interest of our stockholders. Because our board can redeem the rights or approve a permitted offer, the rights will not interfere with a merger or other business combination approved by our board.



The rights plan excludes Elan and its affiliates and associates from being considered acquiring persons until Elan and its affiliates and associates first cease to beneficially own 15% or more of our rights plan voting stock outstanding.


TRANSFER AGENT AND REGISTRAR


Continental Stock Transfer and Trust Company will serve as transfer agent and registrar for our common stock.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Shares eligible for future sale

GENERAL

Prior to this offering there has been no public market for our common stock, and we cannot predict the effect, if any, that sales of substantial amounts of our common stock, or the perception that such sales may occur, will have on the prevailing market price of our common stock. Sales of substantial amounts of our common stock in the public market could cause the market price of our common stock to fall and could affect our ability to raise capital on terms favorable to us.


Upon completion of this offering, we will have     shares of common stock
outstanding. The shares of common stock being sold in this offering, other than shares held by our "affiliates," as that term is defined in the Securities Act, will be freely tradable without restriction or registration under the Securities Act. Persons who may be deemed to be our affiliates generally include individuals or entities that control, are controlled by, or are under common control with, our company and may include our directors and officers, as well as our significant stockholders, including Elan and its subsidiaries. The remaining shares of our common stock held by our other stockholders, including those held by Elan Pharmaceuticals, are "restricted securities," as that term is defined in the Securities Act. These shares are eligible for public sale only if registered under the Securities Act or sold in accordance with Rule 144 or 144(k) under the Securities Act.



We and our stockholders, including Elan Pharmaceuticals, will agree that, for a period of 180 days from the date of this prospectus, they and we will not, without the prior written consent of UBS Warburg LLC, dispose of or hedge, any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, our common stock (excluding shares sold in this offering); provided, however, that this lock-up agreement, with respect to the selling stockholders other than Elan Pharmaceuticals, does not apply to any such securities acquired by any selling stockholder subsequent to this offering. UBS Warburg LLC, in its sole discretion, may release any of these securities subject to the lock-up agreements at any time without notice. See "Underwriting" for more information.


RULE 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, including one of our affiliates, who beneficially owns "restricted securities" may not sell those securities until they have been beneficially owned for at least one year. Thereafter, the person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

 . 1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after the offering; and


 . the average weekly trading volume of our common stock on the Nasdaq National
  Market during the four calendar weeks preceding the filing with the SEC of a notice on the SEC's Form 144 with respect to such sale.


Sales under Rule 144 are also subject to some manner of sale and notice requirements and to the availability of current public information about us.

RULE 144(k)

Under Rule 144(k), a person who is not, and has not been at any time during the 90 days preceding a sale, one of our affiliates and who has beneficially owned the shares proposed to be sold for at least two

--------------------------------------------------------------------------------

Shares eligible for future sale
--------------------------------------------------------------------------------

years, including the holding period of any prior owner except one of our affiliates, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

STOCK OPTIONS


Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock reserved for issuance under the plan. We expect the registration statement to be filed soon after the date of this prospectus and automatically to become effective upon filing. Accordingly, our common stock registered under the registration statement will, subject to vesting provisions and volume limitations under the Securities Act applicable to our affiliates, be available for sale in the open market immediately, subject to the 180-day lock-up agreements described above.


REGISTRATION RIGHTS OF ELAN


We have entered into a registration rights agreement with Elan under which Elan may require us to register under the Securities Act all or any portion of our common stock that it and its subsidiaries hold. Any of Elan's shares of our common stock registered pursuant to the registration rights agreement would be eligible for immediate resale in the public markets without restrictions. For a more complete description of the terms of the registration rights agreement, see "Related party transactions -- Relationship with Elan."



Any sales of substantial amounts of our common stock in the public markets, or the perception that such sale may occur, could adversely affect the market price of our common stock. See "Risk factors -- Risks related to this offering -- The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock in the public markets."


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Underwriting


We, the selling stockholders and the underwriters named below will enter into an underwriting agreement concerning the shares being offered. Subject to conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. UBS Warburg LLC and CIBC World Markets Corp. are the representatives of the underwriters. UBS Warburg LLC is the sole book-running manager for this offering.



                       Underwriters                        Number of shares
----------------------------------------------------------------------------
UBS Warburg LLC...........................................
CIBC World Markets Corp...................................
                                                                      -----
   Total..................................................
                                                                      =====


If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy from Elan
Pharmaceuticals up to an additional     shares at the initial public offering
price less the underwriting discounts and commissions to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.


The following table shows the per share and total underwriting discounts and commissions the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase from Elan Pharmaceuticals up to an additional shares.


                                                  No exercise Full exercise
----------------------------------------------------------------------------
Per share........................................      $            $
   Total.........................................      $            $

We estimate that the total expenses of the offering payable by us, excluding
underwriting discounts and commissions, will be approximately $   .

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $    per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to
other brokers or dealers at a discount of up to $    share from the initial
public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.


We and our stockholders will agree with the underwriters pursuant to lock-up agreements and the underwriting agreement, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any common stock or securities convertible into or exchangeable or exercisable for any common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of common stock, whether any such transaction is to be settled by delivery of common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale,


--------------------------------------------------------------------------------

Underwriting
--------------------------------------------------------------------------------


pledge or disposition, or to enter into any such transaction, swap, hedge, or other arrangement, in each case, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, without, in each case, the prior written consent of UBS Warburg LLC (excluding shares sold under this offering); provided, however, that this lock-up agreement, with respect to the selling stockholders other than Elan Pharmaceuticals, does not apply to any such securities acquired by any selling stockholders subsequent to this offering. In addition, our stockholders will agree with the underwriters that, without the prior written consent of UBS Warburg LLC, they will not, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, make any demand for or exercise any right with respect to, the registration of any common stock or any security convertible into or exercisable or exchangeable for common stock.



Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation by the selling stockholders and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:


 . the information set forth in this prospectus and otherwise available to the representatives;

 . the history and the prospects for the industry in which we compete;

 . the ability of our management;

 . our prospects for future earnings, the present state of our development, and our current financial position;

 . the general condition of the securities markets at the time of this offering;
  and

 . the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include stabilizing transactions. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. These transactions may also include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Short sales may be either "covered short sales" or "naked short sales." Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have

--------------------------------------------------------------------------------

Underwriting
--------------------------------------------------------------------------------

repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.


These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.



We and the selling stockholders will agree to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make in respect thereof.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Legal matters

The validity of the shares of common stock offered through this prospectus will be passed upon for us by Cahill Gordon & Reindel, New York, New York. Dewey Ballantine LLP, New York, New York, is counsel for the underwriters in connection with this offering.

Experts

The financial statements of Athena Diagnostics, Inc., as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1, including amendments to it, relating to the common stock offered by us. This prospectus does not contain all of the information set forth in the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of that contract or document filed as an exhibit to the registration statement, each statement being qualified in all respects by that reference. For further information with respect to Athena Diagnostics, Inc. and our common stock, reference is made to the registration statement and its exhibits and schedules. A copy of the registration statement may be inspected without charge at the SEC's principal office in Washington, D.C. and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at the Woolworth Building, 233 Broadway, New York, New York 10013, and the Chicago Regional Office located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, upon payment of fees prescribed by the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's web site is http://www.sec.gov.

We intend to furnish our stockholders with annual reports containing audited financial statements certified by our independent auditors.

Following this offering we will become subject to the Securities Exchange Act of 1934, as amended, and will be required to file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. You will be able to obtain copies of these documents upon payment of a duplicating fee by writing to the SEC's Public Reference Section at the address above.

--------------------------------------------------------------------------------

ATHENA DIAGNOSTICS, INC.
--------------------------------------------------------------------------------

INDEX TO FINANCIAL STATEMENTS OF ATHENA DIAGNOSTICS, INC.


                                                                                         Page
----------------------------------------------------------------------------------------------
Report of Independent Auditors.......................................................... F-2

Balance Sheets as of December 31, 1999 and 2000 and as of September 30, 2001 (unaudited) F-3

Statements of Operations for the years ended December 31, 1998, 1999 and 2000 and for the nine months (unaudited) ended September 30, 2000 and 2001......................... F-4

Statements of Stockholder's Equity for the years ended December 31, 1998, 1999 and
  2000, for the six months (unaudited) ended June 30, 2001 and for the three months
  (unaudited) ended September 30, 2001.................................................. F-5

Statements of Cash Flows for the years ended December 31, 1998, 1999 and 2000 and for the nine months (unaudited) ended September 30, 2000 and 2001......................... F-6

Notes to Financial Statements........................................................... F-7


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Stockholder of Athena Diagnostics, Inc.


We have audited the accompanying balance sheets of Athena Diagnostics, Inc. as of December 31, 2000 and 1999 and the related statements of operations, stockholder's equity and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Athena Diagnostics, Inc. as of December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

                                          KPMG LLP

                                          /S/ KPMG LLP
                                          _____________________________________


September 28, 2001, except as to notes 8 and 13 which are as of December 19, 2001.

Boston, Massachusetts


--------------------------------------------------------------------------------

ATHENA DIAGNOSTICS, INC.
--------------------------------------------------------------------------------

BALANCE SHEETS


                                                             December 31,
                                                       ------------------------ September 30, 2001
                                                              1999         2000    (Unaudited)
---------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents.......................... $ 1,113,922  $ 1,726,858    $ 3,097,717
   Accounts receivable, net of allowance for doubtful
     accounts of $1,105,695, $991,636 and
     $1,099,387 in 1999, 2000, and 2001,
     respectively.....................................   5,842,166    7,184,239      8,282,626
   Supplies...........................................     309,000      205,716        378,712
   Prepaid expenses...................................     405,625      200,338        296,743
                                                       -----------  -----------    -----------
   Total current assets...............................   7,670,713    9,317,151     12,055,798
Property and equipment, net...........................   1,038,923    1,453,526      1,639,537
Intangible assets, net................................  14,621,258   13,509,750     12,538,051
Due from affiliates...................................   7,844,885   15,844,885      4,785,969
                                                       -----------  -----------    -----------
TOTAL ASSETS.......................................... $31,175,779  $40,125,312    $31,019,355
                                                       ===========  ===========    ===========
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
   Current portion of capital lease obligations....... $    27,923  $        --    $        --
   Accounts payable...................................     315,222      485,470        791,576
   Accrued liabilities................................   2,836,173    2,986,201      1,945,341
   Deferred revenue...................................          --           --        666,664
                                                       -----------  -----------    -----------
   Total current liabilities..........................   3,179,318    3,471,671      3,403,581
Deferred revenues, net of current portion.............          --           --        861,115
Deferred tax liability................................   3,235,968    2,750,629      2,290,335
Due to affiliates, net................................   8,231,712   10,398,516      8,920,179
                                                       -----------  -----------    -----------
Total liabilities.....................................  14,646,998   16,620,816     15,475,210
                                                       -----------  -----------    -----------

Commitments and contingencies

Stockholder's equity:
Common stock, $0.01 par value per share, 14,721,000
  shares issued and outstanding.......................     147,210      147,210        147,210
Additional paid in capital............................  16,856,630   18,831,483     15,396,935
Retained earnings (deficit)...........................    (475,059)   4,525,803             --
                                                       -----------  -----------    -----------
Total stockholder's equity............................  16,528,781   23,504,496     15,544,145
                                                       -----------  -----------    -----------
TOTAL LIABILITIES AND STOCKHOLDER'S
  EQUITY.............................................. $31,175,779  $40,125,312    $31,019,355
                                                       ===========  ===========    ===========




See accompanying notes to financial statements.

--------------------------------------------------------------------------------

ATHENA DIAGNOSTICS, INC.
--------------------------------------------------------------------------------


STATEMENTS OF OPERATIONS


                                                                          Nine months ended
                                                                            September 30,
                                      Years ended December 31,               (Unaudited)
                                ------------------------------------  ------------------------
                                       1998        1999         2000         2000         2001
------------------------------------------------------------------------------------------------
Net revenue.................... $17,862,091 $24,312,561  $30,710,900  $22,136,390  $26,198,749
Costs and expenses:
   Cost of services               5,269,605   6,608,797    8,201,056    5,771,625    6,822,987
   Selling, general and
     administrative............   8,384,196  10,308,541   12,090,633    9,108,362    9,373,775
   Depreciation and
     amortization..............   1,784,679   1,935,027    2,019,681    1,477,979    1,613,309
                                ----------- -----------  -----------  -----------  -----------
Total costs and expenses.......  15,438,480  18,852,365   22,311,370   16,357,966   17,810,071
                                ----------- -----------  -----------  -----------  -----------
Operating income...............   2,423,611   5,460,196    8,399,530    5,778,424    8,388,678
Interest expense (income), net.      10,742      (5,066)     (31,492)     (15,327)     (28,963)
                                ----------- -----------  -----------  -----------  -----------
Income before income taxes.....   2,412,869   5,465,262    8,431,022    5,793,751    8,417,641
Provision for income taxes.....   1,088,231   2,272,145    3,430,160    2,356,839    3,368,100
                                ----------- -----------  -----------  -----------  -----------
Net income..................... $ 1,324,638 $ 3,193,117  $ 5,000,862  $ 3,436,912  $ 5,049,541
                                =========== ===========  ===========  ===========  ===========
Net income per share:
   Basic and diluted........... $      0.09 $      0.22  $      0.34  $      0.23  $      0.34
                                =========== ===========  ===========  ===========  ===========
Weighted average number of
  shares outstanding...........  14,721,000  14,721,000   14,721,000   14,721,000   14,721,000




See accompanying notes to financial statements.

--------------------------------------------------------------------------------

ATHENA DIAGNOSTICS, INC.
--------------------------------------------------------------------------------


STATEMENTS OF STOCKHOLDER'S EQUITY



                                                        Additional     Retained          Total
                                                Common     Paid-in     Earnings  Stockholder's
                                                 Stock     Capital    (Deficit)         Equity
-----------------------------------------------------------------------------------------------
Balance, January 1, 1998..................... $147,210 $16,518,334  $(4,992,814) $ 11,672,730

   Net income................................       --          --    1,324,638     1,324,638
   Tax benefit from exercise of awards under
     Elan stock option plans.................       --     186,240           --       186,240
                                              -------- -----------  -----------  ------------

Balance, December 31, 1998...................  147,210  16,704,574   (3,668,176)   13,183,608
   Net income................................       --          --    3,193,117     3,193,117
   Tax benefit from exercise of awards under
     Elan stock option plans.................       --     152,056           --       152,056
                                              -------- -----------  -----------  ------------

Balance, December 31, 1999...................  147,210  16,856,630     (475,059)   16,528,781
   Net income................................       --          --    5,000,862     5,000,862
   Tax benefit from exercise of awards under
     Elan stock option plans.................       --   1,974,853           --     1,974,853
                                              -------- -----------  -----------  ------------

Balance, December 31, 2000...................  147,210  18,831,483    4,525,803    23,504,496
   Net income................................       --          --    3,080,980     3,080,980
   Tax benefit from exercise of awards under
     Elan stock option plans.................       --   1,727,214           --     1,727,214
   Dividend to Elan..........................       --  (5,573,551)  (5,912,311)  (11,485,862)
                                              -------- -----------  -----------  ------------

Balance, June 30, 2001 (unaudited)...........  147,210  14,985,146    1,694,472    16,826,828
   Net income................................       --          --    1,968,561     1,968,561
   Tax benefit from exercise of awards under
     Elan stock option plans.................       --   2,321,810           --     2,321,810
   Dividend to Elan..........................       --  (1,910,021)  (3,663,033)   (5,573,054)
                                              -------- -----------  -----------  ------------

Balance, September 30, 2001 (unaudited)...... $147,210 $15,396,935  $        --  $ 15,544,145
                                              ======== ===========  ===========  ============





See accompanying notes to financial statements.

--------------------------------------------------------------------------------

ATHENA DIAGNOSTICS, INC.
--------------------------------------------------------------------------------

STATEMENTS OF CASH FLOWS


                                                                              Nine months ended
                                                                                September 30,
                                          Years ended December 31,               (Unaudited)
                                   -------------------------------------  ------------------------
                                          1998         1999         2000         2000         2001
----------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income........................ $ 1,324,638  $ 3,193,117  $ 5,000,862  $ 3,436,912  $ 5,049,541
Adjustments to reconcile net
  income to net cash provided
  by operating activities:
Depreciation and amortization.....   1,784,679    1,935,027    2,019,681    1,477,979    1,613,309
Deferred taxes....................     401,690     (350,844)    (485,339)    (285,964)    (460,294)
Changes in assets and liabilities:
   Accounts receivable, net.......    (439,459)  (1,909,499)  (1,342,073)    (524,634)  (1,098,387)
   Supplies.......................      51,381     (234,456)     103,284       72,408     (172,996)
   Prepaid expenses...............    (179,455)    (191,802)     205,287      163,407      (96,405)
   Accounts payable...............     172,461      (32,371)     170,248       (8,893)     306,106
   Accrued liabilities............      41,682      864,938      150,028     (950,641)  (1,040,860)
   Deferred revenue...............          --           --           --           --    1,527,779
   Due to affiliates..............   1,432,131    3,570,576    4,141,657    3,159,363    2,570,687
                                   -----------  -----------  -----------  -----------  -----------
 Net cash provided by
   operating activities...........   4,589,748    6,844,686    9,963,635    6,539,937    8,198,480
                                   -----------  -----------  -----------  -----------  -----------
INVESTING ACTIVITIES
Purchases of property and
  equipment.......................    (595,407)    (325,230)    (926,339)    (477,021)    (636,038)
Purchases of intangible assets....    (176,873)    (337,717)    (396,437)    (302,400)    (191,583)
                                   -----------  -----------  -----------  -----------  -----------
 Net cash used in investing
   activities.....................    (772,280)    (662,947)  (1,322,776)    (779,421)    (827,621)
                                   -----------  -----------  -----------  -----------  -----------
FINANCING ACTIVITIES
Repayment of capital lease
  obligations.....................     (86,873)     (44,520)     (27,923)     (23,267)          --
Amounts remitted to Elan..........  (4,037,434)  (6,557,451)  (8,000,000)  (5,094,466)  (6,000,000)
                                   -----------  -----------  -----------  -----------  -----------
Net cash used in financing
  activities......................  (4,124,307)  (6,601,971)  (8,027,923)  (5,117,733)  (6,000,000)
                                   -----------  -----------  -----------  -----------  -----------
Net increase (decrease) in cash
  and cash equivalents............    (306,839)    (420,232)     612,936      642,783    1,370,859
Cash and cash equivalents at
  beginning of period.............   1,840,993    1,534,154    1,113,922    1,113,922    1,726,858
                                   -----------  -----------  -----------  -----------  -----------
Cash and cash equivalents at
  end of period................... $ 1,534,154  $ 1,113,922  $ 1,726,858  $ 1,756,705  $ 3,097,717
                                   ===========  ===========  ===========  ===========  ===========


See accompanying notes to financial statements.

--------------------------------------------------------------------------------

ATHENA DIAGNOSTICS, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS

December 31, 1999 and 2000 and September 30, 2001



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Description of Business


Athena Diagnostics, Inc. (the Company) provides esoteric testing services to hospitals, other commercial laboratories, and physicians primarily in the field of neurology in the United States. The Company's operations are materially in one reportable segment, the domestic clinical laboratory industry.



Basis of Presentation


The Company is a wholly-owned subsidiary of Elan Corporation, plc. (Elan). The accompanying financial statements have been prepared as if the Company had operated as a separate stand-alone entity for all periods presented. The financial statements include allocations of certain expenses incurred by Elan on behalf of the Company, including insurance, legal, tax and certain general and administrative services. Management believes that the methods used to allocate the costs and expenses are reasonable; however, such allocated amounts may or may not necessarily be indicative of actual expenses that would have been incurred had the Company operated independently of Elan. See note 7 for detailed explanations regarding transactions with related parties.



As a result of Elan's acquisition of Athena Neurosciences, Inc. on July 1, 1996, which included the Company, that portion of the acquisition attributable to the Company has been pushed down to the Company by Elan in accordance with Staff Accounting Bulletin (SAB) No. 54, Pushdown Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase (SAB 54) issued by the Securities and Exchange Commission (SEC). See note 2 for further information related to Elan's acquisition of Athena Neurosciences, Inc.



Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. The Company routinely estimates amounts to be recovered from other commercial laboratories, hospital laboratories, third party payors and patients. Actual results could differ from those estimates.


Cash and Cash Equivalents

Cash and cash equivalents consist of cash and temporary investments with maturities of three months or less when purchased.


Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method, half-year convention, over the estimated useful lives of the respective assets as follows:

Laboratory equipment and systems..................... 5 years
Office furniture and information technology equipment 3-7 years
Leasehold improvements............................... Lesser of 7 years or lease term


Intangible Assets

The Company has adopted the following useful lives to amortize intangible assets based on the estimated periods to be benefited:

Patents and licenses 5-12 years
Assembled workforce. 6 years
Technology.......... 15 years
Goodwill............ 15 years

--------------------------------------------------------------------------------

ATHENA DIAGNOSTICS, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 1999 and 2000 and September 30, 2001




Impairment


In accordance with Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS 121) issued by the Financial Accounting Standards Board (FASB), the Company reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Management then determines whether there has been a permanent impairment of the value of long-lived assets by comparing future estimated undiscounted cash flows to the asset's carrying value. If the carrying value of the asset exceeds the estimated future undiscounted cash flows, a loss is recorded as the excess of the asset's carrying value over fair value.



Revenue Recognition


Net revenue for the Company's services is recognized upon completion of the test and reporting the results to the customer.



The Company's net revenue is recorded at amounts after discounts to hospitals and laboratories and at amounts estimated to be received from Medicare. During the years ended December 31, 1998, 1999 and 2000 and the nine months (unaudited) ended September 30, 2000 and 2001, less than 1% of net revenue was billed directly to the Medicare program.



As per note 11, the Company received a license fee of $2,000,000 on January 19, 2001 in exchange for the grant of a non-exclusive license for intellectual property to Cogent Neurosciences, Inc. This license fee is being recognized on a straight-line basis over a three-year performance period as determined by the provisions and circumstances of the underlying agreements.



In December 1999, the SEC issued SAB No. 101 (SAB 101). SAB 101 provides guidance on revenue recognition and related disclosures in financial statements. The Company implemented SAB 101 in the fourth quarter of 2000. The adoption of SAB 101 had no material impact on the historical financial statements of the Company.



Selling, General and Administrative Expenses


The main components of the Company's selling, general and administrative expenses are salaries and employee benefit costs associated with our sales and marketing, business development, information technology and administrative groups. Selling, general and administrative expenses also include an apportionment of facility rent (for the areas occupied by the above mentioned functions), bad debt expense, insurance and management fees charged by Elan.



Research and Development


The Company does not carry out research and development activities internally to discover new diagnostic markers or independently develop new diagnostic assays, but rather monitors external research and development activities, principally in academic institutions, and when a discovery is identified which it believes would generate significant demand from physicians, the Company then seeks to license it from the entity which discovered it.



The Company will typically enter into a license agreement with, and often pay an initial license fee to, the discovering entity when the Company has determined that the discovery is capable of being commercialized. In addition, the Company often pays for or shares costs with the entity to attempt to obtain patent(s) to protect the commercialized discovery from competitive activity.


--------------------------------------------------------------------------------

ATHENA DIAGNOSTICS, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 1999 and 2000 and September 30, 2001





Cost Recognition


Costs for the Company's services are recognized upon completion of the test and reporting the results to the customer. The costs incurred on tests that have not yet been completed are deferred. The amount of costs deferred and included in accounts receivable on the Company's balance sheet was $190,083 on December 31, 2000.



Initial license fees and patent costs are capitalized and amortized over a term of between five and 12 years depending on the Company's estimate of the useful life of the discovery. Ongoing license fees in the form of royalties are typically paid based on an agreed percentage of revenues derived from the discovery, and are expensed when such revenues are recognized by the Company.



Concentrations of Credit Risk

The Company maintains allowances for potential credit losses and such losses have been within management's expectations. The Company routinely assesses the financial strength of its customers and generally does not require collateral. Two of the Company's customers each account for more than 5% of the Company's net revenue.


Quest Diagnostics, Inc. accounted for 16.0%, 17.4% and 16.8% of net revenue for the years ended December 31, 1998, 1999 and 2000, respectively, and 16.1% and 18.2% of net revenue for the nine months ended September 30, 2000 and 2001 (unaudited) respectively.



Income Taxes

The Company's operating results historically have been included in Elan's consolidated federal and state income tax returns. The provision for income taxes in the Company's financial statements has been determined using the separate company return method. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts.


Fair Value of Financial Instruments

The Company's financial instruments consist of cash, accounts receivable and accounts payable.

The fair value of substantially all financial instruments of the Company approximates their carrying values in the aggregate due to the short-term nature of these instruments.


The Company has not used any derivatives or other foreign currency hedging instruments and, accordingly, believes that Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), issued by the FASB, will have no effect on the Company's financial statements.



Stock-Based Compensation


The Company has adopted Statement No. 123, Accounting for Stock-Based Compensation (SFAS 123) issued by the FASB, in respect to stock options granted to the Company's employees by Elan. Under SFAS 123, companies can elect to account for stock-based compensation using a fair value based method or continue to measure compensation expense using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB Opinion 25). The Company has elected to continue to account for the Elan stock-based compensation plans under APB Opinion 25. See note 9 for further information about Elan's stock-based compensation plans.


--------------------------------------------------------------------------------

ATHENA DIAGNOSTICS, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 1999 and 2000 and September 30, 2001




Earnings Per Share


Basic and diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding. Dilutive earnings per share is computed by dividing net income by the weighted average number of common shares outstanding plus potentially dilutive shares for the portion of the year they were outstanding. For each of the periods presented, there were no potentially dilutive common shares and the weighted average number of common shares outstanding was 14,721,000.



New Accounting Pronouncements


In July 2001 the FASB issued Statement No. 141, Business Combinations (SFAS
141), and Statement No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies certain criteria that intangible assets acquired in a purchase method business combination must meet in order to be recognized and reported apart from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provision of SFAS 142. SFAS 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 121.



As of September 30, 2001 the Company had goodwill and assembled workforce of $3,487,640 and $57,583, respectively (net of amortization) which will not be subject to amortization under SFAS 142 effective January 1, 2002. Goodwill (incorporating assembled workforce) will be subject to annual review for impairment in accordance with the provisions of SFAS 142.



In July 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations (SFAS 143), that establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company plans on adopting SFAS 143 in the first quarter of fiscal 2003. The Company believes the adoption of this statement will not have a significant effect on the Company's financial statements.



In August 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), that addresses financial accounting and reporting for the impairment of long-lived assets and for long-live assets to be disposed of. This Statement supersedes SFAS 121. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company plans on adopting SFAS 144 in the first quarter of fiscal 2002. The Company believes the adoption of this statement will not have a significant effect on the Company's financial statements.


2. BUSINESS COMBINATIONS


On July 1, 1996, Elan acquired Athena Neurosciences, Inc. which included the Company. Elan's acquisition of Athena Neurosciences has been accounted for under the purchase method of accounting and in accordance with SAB 54, and that portion of the acquisition attributable to the Company has been pushed down to the Company.


--------------------------------------------------------------------------------

ATHENA DIAGNOSTICS, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 1999 and 2000 and September 30, 2001




Based on an independent appraisal, the Company recorded the cost of the acquisition at $18,029,600, representing negative working capital of $750,000 offset by intangible assets with an aggregate value of $18,779,600. The amounts allocated to each of these intangible assets are as follows:


                                                        Net book value
                                                     at September 30, 2001
                                 Cost Estimated Life      (Unaudited)
     ----------------------------------------------------------------------
     Assembled work force $   466,000     6 years         $    57,583
     Patents and licenses   1,839,000    12 years           1,034,688
     Technology..........  11,109,000    15 years           7,219,850
     Goodwill............   5,365,600    15 years           3,487,640
                          -----------                     -----------
     Total............... $18,779,600                     $11,799,761
                          ===========                     ===========


Assembled workforce represents the Company's existing workforce, including an established specialized sales and marketing group, business development department and management personnel. As the Company was able to avoid the cost of assembling its own workforce, the acquired workforce was considered to be a distinct intangible asset.

Patents included a substantial portfolio of patents and pending patent applications. Among the assets acquired were a substantial portfolio of patents and pending patent applications. These patents provide a degree of protection from competition for several of the Company's assays. The protection afforded varies between assays and, in each case, was attributable to a group of patents rather than one in particular. Patents were valued using the royalty savings approach. The avoided royalties calculated were tax-effected and discounted to current value using an appropriate discount rate depending on whether the protected assay was a current patent or a pending patent. The net present value of the patent portfolio was the sum of the present values of avoided royalties for each protected assay.

Technology represents assays that the Company has developed and marketed in the field of neurology, many of which were, and continue to be proprietary. At the time of Elan's acquisition, the Company was expected to benefit from the development and licensing of a series of laboratory tests. As the Company was to continue to sell assays over the foreseeable future, technology was valued using the income approach. Under the income approach, the sum of estimated future revenues derived from the technology was adjusted for non cash costs, such as depreciation and other non-operating expenses. The resulting free cash flows were discounted to their present values using a 20% discount rate.

3. INTANGIBLE ASSETS

Intangible assets consist of the following at:



                                       December 31,       September 30, 2001
                                  -----------------------    (Unaudited)
                                         1999        2000 ------------------
    -------------------------------------------------------------------------
    Patents and licenses......... $ 2,586,588 $ 2,983,025    $ 3,174,608
    Assembled workforce..........     466,000     466,000        466,000
    Technology...................  11,109,000  11,109,000     11,109,000
    Goodwill.....................   5,365,600   5,365,600      5,365,600
                                  ----------- -----------    -----------
                                   19,527,188  19,923,625     20,115,208
    Less accumulated amortization   4,905,930   6,413,875      7,577,157
                                  ----------- -----------    -----------
                                  $14,621,258 $13,509,750    $12,538,051
                                  =========== ===========    ===========


--------------------------------------------------------------------------------

ATHENA DIAGNOSTICS, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 1999 and 2000 and September 30, 2001



4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at:


                                                          December 31,
                                                      --------------------- September 30, 2001
                                                            1999       2000    (Unaudited)
-----------------------------------------------------------------------------------------------
Laboratory equipment and systems..................... $1,338,145 $1,805,078     $2,277,225
Office furniture and information technology equipment  1,427,309  1,572,183      1,713,438
Leasehold improvements...............................    234,420    548,952        571,588
                                                      ---------- ----------     ----------
                                                       2,999,874  3,926,213      4,562,251
                                                      ---------- ----------     ----------
Less accumulated depreciation and amortization.......  1,960,951  2,472,687      2,922,714
                                                      ---------- ----------     ----------
                                                      $1,038,923 $1,453,526     $1,639,537
                                                      ========== ==========     ==========


5. ACCRUED LIABILITIES

Accrued liabilities consist of the following at:


                                  December 31,
                              --------------------- September 30, 2001
                                    1999       2000    (Unaudited)
-----------------------------------------------------------------------
Employee compensation related $1,168,823 $1,120,170     $  617,327
Royalties....................  1,002,633  1,327,745      1,052,857
Third party testing services.    195,184    191,409        268,077
Other........................    469,533    346,877          7,080
                              ---------- ----------     ----------
                              $2,836,173 $2,986,201     $1,945,341
                              ========== ==========     ==========


6. INCOME TAXES

The provision (benefit) for income taxes consists of the following at:


                                                  Nine months ended
                                                    September 30,
                 Years ended December 31,            (Unaudited)
            ---------------------------------  ----------------------
                  1998       1999        2000        2000        2001
-----------------------------------------------------------------------
Current:
   Federal. $  558,558 $2,118,794  $3,205,802  $2,161,403  $3,134,485
   State...    127,983    504,195     709,697     481,400     693,909
            ---------- ----------  ----------  ----------  ----------
               686,541  2,622,989   3,915,499   2,642,803   3,828,394
Deferred:
   Federal.    304,172   (236,018)   (375,974)   (221,527)   (356,572)
   State...     97,518   (114,826)   (109,365)    (64,437)   (103,722)
            ---------- ----------  ----------  ----------  ----------
               401,690   (350,844)   (485,339)   (285,964)   (460,294)
            ---------- ----------  ----------  ----------  ----------
Total...... $1,088,231 $2,272,145  $3,430,160  $2,356,839  $3,368,100
            ========== ==========  ==========  ==========  ==========


--------------------------------------------------------------------------------

ATHENA DIAGNOSTICS, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 1999 and 2000 and September 30, 2001




Following is a reconciliation of the federal statutory rate to the Company's effective tax rate:


                                                                       Nine months ended
                                                                         September 30,
                                              Years ended December 31,    (Unaudited)
                                              -----------------------  ----------------
                                                 1998    1999    2000     2000     2001
-----------------------------------------------------------------------------------------
Tax provision at statutory rate..............    34.0%   34.0%   34.0%    34.0%    34.0%
State and local taxes, net of federal benefit     6.2     4.7     4.7      4.8      4.6
Nondeductible goodwill amortization..........     5.0     2.2     1.4      1.6      1.0
Other........................................    (0.1)    0.7     0.6      0.3      0.4
                                              -------  ------  ------  -------  -------
Effective tax rate...........................    45.1%   41.6%   40.7%    40.7%    40.0%
                                              =======  ======  ======  =======  =======


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities are as follows:



                                                                   December 31,        September 30,
                                                             ------------------------      2001
                                                                    1999         2000   (Unaudited)
-----------------------------------------------------------------------------------------------------
Deferred tax assets:
   Allowances for doubtful accounts......................... $   441,615  $   396,059   $   440,787
   Medicare allowances......................................     165,684      125,867       183,322
   Accrued liabilities relating to compensation-related
     expenses...............................................      12,292      265,311       272,959
   Accrued expenses and other...............................     152,859      131,104       (20,325)
                                                             -----------  -----------   -----------
                                                                 772,450      918,341       876,743
Deferred tax liability:
   Prepaid expenses.........................................    (129,116)    (158,265)     (119,780)
   Fixed and intangible assets, principally attributable to
     differences in depreciation and amortization methods...  (3,879,302)  (3,510,705)   (3,047,298)
                                                             -----------  -----------   -----------
                                                              (4,008,418)  (3,668,970)   (3,167,078)
                                                             -----------  -----------   -----------
   Net deferred tax liability............................... $(3,235,968) $(2,750,629)  $(2,290,335)
                                                             ===========  ===========   ===========


--------------------------------------------------------------------------------

ATHENA DIAGNOSTICS, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 1999 and 2000 and September 30, 2001



7. TRANSACTIONS WITH ELAN

The financial statements include allocations of certain expenses incurred by Elan on behalf of the Company, including insurance, legal, tax and certain general and administrative services. All of the allocations and estimates in the financial statements are based upon assumptions that the Company's and Elan's managements believe to be reasonable reflections of the cost of services provided or benefit received by the Company. Allocations are based on estimated personnel, travel and insurance costs as well as other expenses. Allocated costs included in the accompanying statements of operations are as follows:


                                                     Nine months ended
                                                       September 30,
                           Years ended December 31,     (Unaudited)
                           ------------------------- -----------------
                              1998     1999     2000     2000     2001
-----------------------------------------------------------------------
Insurance................. $24,725 $ 51,791 $290,724 $218,043 $204,345
Legal.....................      --  148,762  167,993  133,554  208,515
General and administrative      --   96,450  236,900  169,755  312,773
                           ------- -------- -------- -------- --------
                           $24,725 $297,003 $695,617 $521,352 $725,633
                           ======= ======== ======== ======== ========


For the periods ended, the Company had the following transactions with Elan:


                                                                    Nine months ended
                                                                      September 30,
                                  Years ended December 31,             (Unaudited)
                             ----------------------------------  ----------------------
                                   1998        1999        2000        2000        2001
-----------------------------------------------------------------------------------------
Amounts remitted to Elan.... $4,037,434  $6,557,451  $8,000,000  $5,094,466  $6,000,000
Management fee and insurance
  allocated by Elan.........    (24,725)   (297,003)   (695,617)   (521,352)   (725,633)
Other.......................     42,645     687,365     306,623    (113,311)   (486,515)


Net current amounts due to affiliates, included current tax expense as follows:




    December 31,     September 30,
---------------------  (Unaudited)
   1999       2000        2001
---------- ---------- -------------
$2,622,989 $3,915,499  $3,828,394



Amounts remitted to Elan have been recorded on the Company's books as due from affiliates. In March 2001 and September 2001, the Company declared non-cash dividends to Elan of $11,485,862 and $5,573,054, respectively. These dividend amounts were reduced from amounts due from affiliates and charged to retained earnings and additional paid in capital as appropriate.



8. STOCK SPLIT



On December 13, 2001, the Board of Directors of the Company approved a stock split of 147,210 shares of Common Stock for each issued and outstanding share of Common Stock at that date. The number of shares of Common Stock issued and outstanding increased from 100 to 14,721,000 as a result and this increase has been reflected retrospectively in the historical financial statements.


--------------------------------------------------------------------------------

ATHENA DIAGNOSTICS, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 1999 and 2000 and September 30, 2001





9. STOCK OPTION PLANS



Certain employees of the Company have been granted options for the purchase of Elan ordinary shares under Elan stock option plans (the Plans). Options under the Plans are granted at fair market value on the date of the grant and are generally exercisable over the vesting period of 1-5 years from the date of grant. Under the Plans, non-qualified stock options or incentive stock options may be granted to Elan's or its subsidiaries' employees, as defined. The Board of Directors of Elan administers the Plans, selects the individuals to whom options will be granted and determines the number of ordinary shares and exercise price of each option.



The following table reflects activity and weighted average exercise prices of stock options granted to Company employees under the Plans for the three-years ended December 31, 2000 and nine months (unaudited) ended September 30, 2001:



                                                                 Weighted
                                                                  average
                                                                 exercise
                                                         Shares     price
--------------------------------------------------------------------------
Outstanding at January 1, 1998....................... 1,194,624   $11.82
Options granted......................................   204,000    30.92
Options exercised....................................   (27,894)    4.82
Options cancelled....................................  (104,456)   21.32
                                                      ---------   ------
Outstanding at December 31, 1998..................... 1,266,274   $14.30

Options granted......................................   175,000    29.25
Options exercised....................................  (141,237)    1.67
Options cancelled....................................   (52,168)   21.01
                                                      ---------   ------
Outstanding at December 31, 1999..................... 1,247,869   $17.53

Options granted......................................   251,600    38.77
Options exercised....................................  (156,572)   10.10
Options cancelled....................................   (59,784)   28.97
                                                      ---------   ------
Outstanding at December 31, 2000..................... 1,283,113   $22.06

Options granted......................................   110,880    55.27
Options exercised....................................  (234,519)   11.22
Options cancelled....................................   (34,747)   39.97
                                                      ---------   ------
Outstanding at September 30, 2001 (unaudited)........ 1,124,727   $27.05

Options exercisable at December 31, 1998.............   417,166   $ 4.78
Options exercisable at December 31, 1999.............   455,249     9.49
Options exercisable at December 31, 2000.............   509,143    11.99
Options exercisable at September 30, 2001 (unaudited)   524,789    15.73



--------------------------------------------------------------------------------

ATHENA DIAGNOSTICS, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 1999 and 2000 and September 30, 2001



Following is a summary of the stock options outstanding and exercisable as of December 31, 2000:

                                  Options outstanding          Options exercisable
                          ------------------------------------ --------------------
                                             Weighted Weighted             Weighted
                                              Average  Average              Average
                               Number       Remaining Exercise      Number Exercise
                          outstanding life (in years)    price exercisable    price
------------------------------------------------------------------------------------
Range of Exercise Prices:
   $0 - $10.00...........    170,432        3.8        $ 6.65    170,432    $ 6.65
   $10.01 - $20.00.......    524,527        3.5         14.46    321,659     14.02
   $20.01 - $30.00.......    174,434        5.9         26.90     16,261     26.72
   $30.01 - $40.00.......    388,470        7.6         34.88        666     32.69
   $40.01 - $50.00.......      4,000        9.6         49.35         --        --
   $50.01 - $60.00.......     21,250        9.8         54.41        125     55.19
                           ---------                   ------    -------    ------
Total....................  1,283,113                   $22.06    509,143    $11.99
                           =========                   ======    =======    ======


SFAS 123 sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS 123, the Company has elected to continue to apply APB Opinion 25 to account for the stock-based compensation in the Plans in which the Company's employees participate. Had compensation cost for awards for the years ended December 31, 1998, 1999 and 2000 and for the nine months (unaudited) ended September 30, 2000 and 2001 under the stock-based compensation plan in which the Company's employees participate been determined based on the fair value method set forth under SFAS 123, the pro forma effect on the Company's net income would have been as follows:



                                                          Nine months ended
                                                            September 30,
                           Years ended December 31,          (Unaudited)
                       -------------------------------- ---------------------
                             1998       1999       2000       2000       2001
------------------------------------------------------------------------------
Net income:
   As reported........ $1,324,638 $3,193,117 $5,000,862 $3,436,912 $5,049,541
   Pro forma.......... $1,007,653 $2,594,808 $3,551,414 $2,389,312 $3,673,741

Basic and diluted EPS:
   As reported........      $0.09      $0.22      $0.34      $0.23      $0.34
   Pro forma..........      $0.07      $0.18      $0.24      $0.16      $0.25


The fair value of each option grant was estimated using the Black-Scholes Pricing Model with the following assumptions:


                                                  Nine months ended
                                                    September 30,
                         Years ended December 31,    (Unaudited)
                         -----------------------  ----------------
                            1998      1999   2000    2000      2001
--------------------------------------------------------------------
Dividend yield..........  0.00%      0.00%  0.00%  0.00%     0.00%
Expected volatility..... 32.62      42.71  46.66  46.66     46.66
Risk free interest rate.  4.57       4.76   5.98   5.98      3.99
Expected life (in years)   5.0        4.7    3.7    3.7       3.1


10. 401(k) PLAN

Elan provides a defined contribution 401(k) plan (the 401(k) Plan) for the Company, covering all employees after minimum eligibility requirements have been met.

--------------------------------------------------------------------------------

ATHENA DIAGNOSTICS, INC.
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 1999 and 2000 and September 30, 2001





In accordance with the 401(k) Plan, eligible employees may contribute up to 20% of their salaries to the 401(k) Plan. The Company contributes an equal match for the first $1,500 of the employee's contribution and a 50% match on the next $500 of the employee's contribution. Contributions by the Company to the 401(k) Plan amounted to $100,000 for each of the years ended December 31, 1998, 1999 and 2000 and $100,000 and $20,000 for the nine months (unaudited) ended September 30, 2000 and 2001, respectively.



11. BUSINESS VENTURE (unaudited)



The Company received a license fee of $2,000,000 on January 19, 2001 in exchange for the grant of a non-exclusive license for intellectual property to Cogent Neurosciences, Inc. This license fee is being recognized on a straight-line basis over a three-year performance period as determined by the provisions and circumstances of the underlying agreements.



12. COMMITMENTS



The Company leases its office and laboratory property under an operating lease. Rental expense was $500,000, $500,000 and $600,000 for the years ended December 31, 1998, 1999 and 2000, respectively and $433,000 and $468,000 for the nine months (unaudited) ended September 30, 2000 and 2001 respectively.



Future minimum lease payments under the operating lease at September 30, 2001 (unaudited) are as follows:



 Year ending December 31,
    2001............................................................ $  151,256
    2002............................................................    619,528
    2003............................................................    631,919
    2004............................................................    161,140
                                                                     ----------
 Total minimum lease payments....................................... $1,563,843
                                                                     ==========



The Company does not have any outstanding capital lease obligations as of December 31, 2000.



13.  EVENTS SUBSEQUENT TO SEPTEMBER 30, 2001





On December 19, 2001, Elan sold 19.995% of its common stock holdings in the Company.


--------------------------------------------------------------------------------

[LOGO] Athena Diagnostics /R/

--------------------------------------------------------------------------------

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution


The following table sets forth the costs and expenses (excluding underwriting discounts and commissions), payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fees and the Nasdaq National Market listing fee.



Nature of Expense                                  Amount*
-----------------------------------------------------------
SEC Registration fee..............................
NASD filing fee...................................
Nasdaq National Market fee........................
Accounting fees and expenses......................
Legal fees and expenses...........................
Federal taxes.....................................
Printing and engraving expenses...................
Blue Sky qualification fees and expenses..........
Transfer agent's and registrar's fees and expenses
Miscellaneous.....................................
                                                    ----
   Total..........................................
                                                    ====

--------
*Information to be provided by amendment.

Item 14. Indemnification of Directors and Officers

In accordance with Section 145 of the Delaware General Corporation Law, our certificate of incorporation provides that no director of Athena Diagnostics, Inc. shall be personally liable to Athena Diagnostics, Inc. or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to Athena Diagnostics, Inc. or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(3) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our certificate of incorporation provides that any amendment or repeal of its section concerning the limited liability of directors shall have no effect on any pending action or matter arising under such section.

Our certificate of incorporation and bylaws currently provide for indemnification by Athena Diagnostics, Inc. of its officers, directors and certain non-officer employees under certain circumstances against expenses, including attorneys fees, judgments, fines and amounts paid in settlement, reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was an officer of employee of or any subsidiary of Athena Diagnostics, Inc. or served in any capacity with any other entity at the request of Athena Diagnostics, Inc. if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Athena Diagnostics, Inc., and, with respect to criminal actions or proceedings, if such person had no reasonable cause to believe his or her conduct was unlawful.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


We maintain directors and officers liability insurance that covers our officers and directors against certain losses that may arise out of their positions with Athena Diagnostics, Inc. and covers Athena Diagnostics, Inc. for liabilities it may incur to indemnify its officers and directors.
Pursuant to the underwriting agreement filed as Exhibit 1.1 hereto, the underwriters have agreed to indemnify, under certain conditions, Athena Diagnostics, Inc., its directors, certain officers and persons who control Athena Diagnostics, Inc., and we have agreed to indemnify the underwriters and their controlling persons, against certain liabilities, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

There have been no sales of unregistered securities by Athena Diagnostics, Inc. during the last three years.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits


Exhibit
Number                                         Description
------   ----------------------------------------------------------------------------------------

  1.1*   Form of Underwriting Agreement

  3.1    Amended and Restated Certificate of Incorporation

  3.2    Bylaws

  4.1*   Form of Specimen Common Stock Certificate

  4.2    Stockholder Rights Plan

  4.3    Certificate of Designation of Series A Junior Participating Preferred Stock

  5.1*   Opinion of Cahill Gordon & Reindel regarding legality of shares

 10.1(a) Form of 2002 Athena Diagnostics, Inc. Long-Term Equity Incentive Plan

 10.1(b) Form of Services Agreement between the Registrant and Elan Management Limited

 10.1(c) Form of Registration Rights Agreement between the Registrant and Elan Corporation, plc

 10.1(d) Form of Tax Sharing Agreement between the Registrant and Athena Neurosciences, Inc.

 10.1(e) Form of Trademark License Agreement between the Registrant and Elan Pharmaceuticals,
           Inc.

 23.1    Consent of KPMG LLP

 23.2*   Consent of Cahill Gordon & Reindel (included in its opinion filed as Exhibit 5.1 to this
         Registration Statement)

 24.1    Power of Attorney

 27.1    Financial Data Schedule (included in part (b) of Item 16)

--------
*  To be filed by amendment.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



(b) Financial Data Schedules



                                               Valuation and Qualifying Accounts
                                ---------------------------------------------------------------
                                   Opening                                               Ending
Allowance for Doubtful Accounts    Balance  Additions(1) Write-offs(2) Recoveries(3)    Balance
-------------------------------------------------------------------------------------------------
       Fiscal Year 2000........ (1,105,695)   (343,493)     480,443       (22,891)     (991,636)
       Fiscal Year 1999........   (996,884)   (566,638)     493,316       (35,489)   (1,105,695)
       Fiscal Year 1998........   (924,936)   (456,462)     401,148       (16,634)     (996,884)

--------

(1) Represents an estimate of allowance required.


(2) Represents the amounts determined to be uncollectible.


(3) Represents allowance recoveries.


Item 17. Undertakings

1. The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

2. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Athena Diagnostics, Inc. pursuant to the foregoing provisions, or otherwise, Athena Diagnostics, Inc. has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Athena Diagnostics, Inc. of expenses incurred or paid by a director, officer, or a controlling person of Athena Diagnostics, Inc. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Athena Diagnostics, Inc. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

3. The undersigned registrant hereby undertakes that:


    a. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Athena Diagnostics, Inc. pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.


    b. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, Athena Diagnostics, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Worcester, Massachusetts on January 8, 2002.


                                          ATHENA DIAGNOSTICS, INC.

                                                   /s/ ROBERT E. FLAHERTY
                                          By: _________________________________
                                             Name: Robert E. Flaherty

                                             Title: President and Chief
                                               Executive Officer




Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


               Signature                              Title                     Date
               ---------                              -----                     ----

        /s/ ROBERT E. FLAHERTY          President, Chief Executive Officer January 8, 2002
---------------------------------------   and Director (Principal
          Robert E. Flaherty              Executive Officer)

                   *                    Director                           January 8, 2002
---------------------------------------
            Seamus Mulligan

                   *                    Director                           January 8, 2002
---------------------------------------
          Lisabeth F. Murphy

        /s/ ROBERT E. FLAHERTY
*By:
Robert E. Flaherty, as Attorney in Fact


--------------------------------------------------------------------------------

EXHIBIT INDEX


Exhibit
Number   Description
------   -----------

  1.1*   Form of Underwriting Agreement

  3.1    Amended and Restated Certificate of Incorporation

  3.2    Bylaws

  4.1*   Form of Specimen Common Stock Certificate

  4.2    Stockholder Rights Plan

  4.3    Certificate of Designation of Series A Junior Participating Preferred Stock

  5.1*   Opinion of Cahill Gordon & Reindel regarding legality of shares

 10.1(a) Form of 2002 Athena Diagnostics, Inc. Long-Term Equity Incentive Plan

 10.1(b) Form of Services Agreement between the Registrant and Elan Management Limited

 10.1(c) Form of Registration Rights Agreement between the Registrant and Elan Corporation, plc

 10.1(d) Form of Tax Sharing Agreement between the Registrant and Athena Neurosciences, Inc.

 10.1(e) Form of Trademark License Agreement between the Registrant and Elan Pharmaceuticals, Inc.

 23.1    Consent of KPMG LLP

 23.2*   Consent of Cahill Gordon & Reindel (included in its opinion filed as Exhibit 5.1 to this
           Registration Statement)

 24.1    Power of Attorney

 27.1    Financial Data Schedule (included in part (b) of Item 16)

--------
* To be filed by amendment.